Exhibit 99.2

AMENDED AND RESTATED ACQUISITION AGREEMENT

THIS AGREEMENT is dated as of March 25, 2022.

B E T W E E N:

PLUS PRODUCTS INC., a corporation incorporated under the laws of British Columbia (“Plus Products”)

- and –

PLUS PRODUCTS HOLDINGS INC., a corporation existing under the laws of the State of Nevada (“PPH”)

-and-

GLASS HOUSE BRANDS INC., a corporation incorporated under the laws of British Columbia (the “Purchaser”)

RECITALS:

A.	On September 13, 2021 (the “Filing Date”), Plus Products commenced proceedings under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the “CCAA”) and obtained an initial order of the Supreme Court of British Columbia (the “Court”) in Action No. S-218089, Vancouver Registry (the “CCAA Proceedings”).

B.	Plus Products has developed the CCAA Plan (as defined below) to, on the Closing Date: (i) facilitate a restructuring transaction whereby the Purchaser will become the sole securityholder of PPH; (ii) satisfy all Noteholder Claims (as defined below); and (iii) after satisfaction of the Noteholder Claims, effect distributions of the remaining Consideration (as defined below) to the Plus Products Securityholders, Plus Products Management and the Plus Products Employees (as such terms are defined below), as applicable and set forth herein and in the CCAA Plan, subject to Court approval (collectively, the “Transaction”).

C.	In the circumstances, the Purchaser wishes to purchase and Plus Products will sell the Acquired Securities (as defined below) and the Net Intercompany Receivables (as defined below) in order for the Purchaser to acquire ownership of 100% of PPH on the terms and conditions set forth in this Agreement.

D.	For United States federal income tax purposes, the Purchaser, PPH and Plus Products intend that the Transaction qualify as a reorganization and statutory merger within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and, by approving resolutions authorizing this Agreement, intend to adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement the following terms have the following meanings (any other capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the CCAA Plan attached as Schedule “A”):

(a)	“280E RSUs” has the meaning set out in Section 2.4 of this Agreement.

(b)	“2018 Farm Bill” has the meaning set out in Section 3.2(dd)(i) of this Agreement.

(c)	“2013 Cole Memo” has the meaning set out in Section 3.2(dd)(iv)of this Agreement.

(d)	“Acquired Securities” mean all of the fully paid and non-assessable shares of stock in the capital of PPH currently owned as to 100% by Plus Products, to be sold and transferred to the Purchaser pursuant to the CCAA Plan.

(e)	“Affiliate” has the meaning ascribed to such term in the BCBCA.

(f)	“Agreement” means this acquisition agreement dated December 17, 2021, as amended January 17, 2022 and as further amended by this amended and restated acquisition agreement, including all Schedules, as may be supplemented, amended, restated or replaced from time to time by written agreement between the Parties.

(g)	“Alternate Purchaser Notes” has the meaning set out in Section 2.2(a) of this Agreement.

(h)	“Amended and Restated Sanction Order” means an order of the Court in the CCAA Proceedings that, among other things, sanctions, authorizes and approves, and directs Plus Products to implement and complete the CCAA Plan, this Agreement, the Plan Transactions (defined in the CCAA Plan) and the Transaction, and which is granted upon the Court being advised prior to the Amended and Restated Sanction Order hearing that such order shall serve as the basis for reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by that act as regarding the Purchaser Notes, Alternate Purchaser Notes, and Purchaser Common Shares to be issued pursuant to the Transaction, and that includes a statement to such effect.

(i)	“Amended Debentures” means the 20,005 outstanding secured convertible notes accruing interest at 12% per annum, payable semi-annually in arrears until maturity, and purchase warrants, having an aggregate principal amount of $20,005,000 and accrued interest totalling $499,850.96 as at the Filing Date, governed by the terms of the Note Indenture.

(j)	“Applicable Law” means, at any time, with respect to any Person, property, transaction or event, all applicable laws, statutes, regulations, treaties, judgments and decrees and (whether or not having the force of law) all applicable official directives, rules, consents, approvals, by-laws, permits, authorizations, guidelines, orders, instruments and policies of any Governmental Authority having authority over that Person, property, transaction or event.

(k)	“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

(l)	“Business” means the business carried on by the Plus Group.

(m)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia or any other day on which the principal chartered banks located in the City of Vancouver are not open for business during normal banking hours.

(n)	“California Cannabis Laws” means the state and local adult-use and medical cannabis laws of any jurisdictions within the State of California to which any Subsidiary is, or may at any time become, subject, including, without limitation, the Medicinal and Adult-Use Cannabis Regulation and Safety Act, and the rules and regulations adopted by the California Bureau of Cannabis Control, the California Department of Food and Agriculture, the California Department of Public Health, or any other state or local government agency with authority to regulate any cannabis operations (or proposed cannabis operations).

(o)	“CCAA” has the meaning set out in Recital A of this Agreement.

(p)	“CCAA Plan” means the plan of compromise and/ or arrangement, as may be amended and restated from time to time, on terms acceptable to the Parties and the Monitor and substantially in the form attached hereto as Schedule “A”.

(q)	“CCAA Proceedings” has the meaning set out in Recital A of this Agreement.

(r)	“Closing” means the successful completion of the Transaction.

(s)	“Closing Date” means the date on or following which the conditions precedent set out in Sections 5.1, 5.2 and 5.3 are satisfied or waived and the Parties determine to complete and close the Transaction, provided that in no event shall such date be later than the Outside Date unless otherwise agreed by Plus Products and the Purchaser in writing.

(t)	“Code” means the Internal Revenue Code of 1986, as amended from time to time (and/or any corresponding provision of a superseding revenue law).

(u)	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party.

(v)	“Court” has the meaning set out in Recital A of this Agreement.

(w)	“Confidentiality Agreement” means the Confidentiality Agreement entered into between the Purchaser’s indirectly wholly-owned subsidiary, GH Group, Inc., and Plus Products dated July 15, 2021 with the intent that such provisions apply to all affiliates of GH Group, Inc. and Plus Products.

(x)	“Consideration” has the meaning set out in Section 2.2 of this Agreement.

(y)	“CPG Revenue” means total wholesale revenue generated by the Purchaser from: (i) wholesale revenue of all cannabis edibles; and (ii) 50% of wholesale revenue of any Plus Products branded product that is not edibles. For clarity, this includes, among other things: (x) wholesale revenue of branded edibles to dispensaries in California, wholesale revenue of private label edibles or revenue earned from the sale of edibles outside of California; and (y) includes 50% of wholesale revenue of Plus Products branded products that are not edibles to dispensaries in California including flower, vapes, or any other product forms. In the context of this definition, the word “revenue” shall have the meaning commonly used by the Purchaser, namely: “Revenues consist of wholesale sales of cannabis edibles, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts”.

(z)	“Earnout Deadline” has the meaning set out in Section 2.4 of this Agreement.

(aa)	“Employee Plans” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Plus Group other than benefit plans established pursuant to statute.

(bb)	“Encumbrances” means any and all security interests, trust arrangements, liens, mortgages, charges, encumbrances, hypothecs, pledges, assignment, equity interests or third-party interests and adverse rights or claims of any kind, contingent or absolute, statutory or otherwise, in favour of any Person, including but not limited to, any agreements, options, right or privileges capable of becoming any of the foregoing.

(cc)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(dd)	“ERISA Affiliate” as follows: “a trade or business, whether or not incorporated, which is treated as a single employer with any Subsidiary within the meaning of Section 4001 of ERISA or Sections 414(b), (c), (m), or (o) of the Code.

(ee)	“Exchange” means, currently, the Neo Exchange Inc., or such other primary stock exchange on which the Purchaser Common Shares may become be listed.

(ff)	“Exempt Grantees” has the meaning set out in Section 2.5 of this Agreement.

(gg)	“Federal Cannabis Laws” means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including, without limitation, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 1, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

(hh)	“Filing Date” has the meaning set out in Recital A of this Agreement.

(ii)	“Final Order” means an Order, ruling or judgment of the Court, or any other court of competent jurisdiction, which has not been reversed, modified or vacated, and is not subject to any stay or appeal, and for which any and all applicable appeal periods have expired.

(jj)	“Governmental Authority” means: (i) any federal, state, provincial, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of the foregoing exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory or taxing authority or power of any nature; or (ii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, in each case having jurisdiction over a Party, the Acquired Securities or the Transaction, including, for greater certainty, the Exchange.

(kk)	“IFRS” means International Financial Reporting Standards, as adopted by the Canadian Accounting Standards Board.

(ll)	“Incentive Shares” has the meaning set out in Section 2.2(d) of this Agreement.

(mm)	“Inventory” means all raw materials, ingredients and finished goods inventory of the Business after reduction for damaged, obsolete or otherwise unsaleable inventory, but specifically excluding any unfinished goods.

(nn)	“Litigation” has the meaning set out in Section 4.1(n) of this Agreement.

(oo)	“Material Adverse Effect” or “Material Adverse Change” means, with respect to a Party, any effect, change, event, development, circumstance or occurrence that, individually or in the aggregate with other such effects, changes, events, developments, circumstances or occurrences is, or would reasonably be expected to be material and adverse to the condition (financial or otherwise), business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), or cash flows of such Party (taken as a whole), other than any effect, change, event or development resulting from: (i) general economic, financial, currency exchange, securities, credit in Canada or elsewhere, including, without limitation, changes as a result of, or relating to, the COVID-19 pandemic; (ii) conditions affecting the cannabis industry as a whole, and not specifically relating to such Party, including, without limitation, changes as a result of, or relating to, the COVID-19 pandemic; (iii) any matter in respect of which there has been disclosure in writing to the other Party on or prior to the date hereof; (iv) changes in Applicable Law (including tax laws); (v) any changes in IFRS or U.S. GAAP, as applicable; (vi) the announcement of the execution of this Agreement or the transactions contemplated hereby; (vii) the failure revenues, earnings, cash flow; (viii) any changes in the trading price or trading volumes of the securities of such Party; (ix) any acts of God, riots, terrorism, sabotage, earthquakes, epidemics (including the COVID 19 pandemic), military action or war (whether or not declared), change in global, national or regional political conditions, civil unrest, or disturbances or similar event or escalation or worsening thereof; or (x) any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other Party; provided, however, that in the case of (i) and (ii), such change or effect relating to or resulting from the foregoing does not disproportionately affect a Party compared to other entities of similar size operating in the cannabis industry, in which case the relevant exclusion from this definition of Material Adverse Effect or Material Adverse Change referred to above.

(pp)	“Material Contract” means any contract to which Plus Products or any of its Subsidiaries is party or by which it or any of its assets, rights or properties are bound, which cannot be terminated within 90 days of the Closing Date without out material penalty, that, if terminated or modified, would have a Material Adverse Effect and shall, without limitation, include the following: (i) any lease, license, permit with third parties; (ii) any contract under which Plus Products or any of its Subsidiaries is obliged to make payments, or receives payments in excess of US$175,000 in the aggregate; (iii) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture; (iv) any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Plus Products or its Subsidiaries or any other contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Plus Products or its Subsidiaries; (v) any contract under which indebtedness of Plus Products or its Subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Plus Products or its Subsidiaries is mortgaged, pledged or otherwise subject to any Encumbrance securing indebtedness in excess of US$100,000, any contract under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person or any contract restricting the incurrence of indebtedness by Plus Products or its Subsidiaries or the incurrence of Encumbrances on any properties or securities of Plus Products or its subsidiaries or restricting the payment of dividends or other distributions; (vi) any contract that purports to limit in any material respect the right of Plus Products or its Subsidiaries to: (A) engage in any line of business; or (B) compete with any person or operate or acquire assets in any location; (vii) any contract providing for the sale or exchange of, or option to sell or exchange, any property or asset with a fair market value in excess of US$100,000, or for the purchase or exchange of, or option to purchase or exchange, any property or asset with a fair market value in excess of US$100,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (viii) any contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$100,000, in each case other than in the ordinary course of business; (ix) any contract providing for indemnification by Plus Products or its Subsidiaries, other than contracts which provide for indemnification obligations of less than US$100,000; (x) any standstill or similar contract currently restricting the ability of Plus Products to offer to purchase or purchase the assets or equity securities of another person; (xi) any contract that is a material agreement with a Governmental Authority; or (xii) any other contract that is or would reasonably be expected to be material to the Company or its Subsidiaries.

(qq)	“material fact” has the meaning attributed to such term under the Securities Act.

(rr)	“Meeting” means the meeting of the Noteholders of Plus Products called to consider the CCAA Plan.

(ss)	“Meeting Order” means an order made in the CCAA Proceedings in substance satisfactory to the Parties and the Monitor and substantially in the form attached hereto as Schedule “B”, approving the Agreement, authorizing Plus Products to present the CCAA Plan, and calling a meeting of Noteholders to consider the CCAA Plan, including the manner of notice and the form of information circular.

(tt)	“misrepresentation” has the meaning attributed to such term under the Securities Act.

(uu)	“Money Laundering Laws” has the meaning set out in Section 3.2(dd)(iii) of this Agreement.

(vv)	“Monitor” means PricewaterhouseCoopers Inc. in its capacity as the Court-appointed monitor of Plus Products in the CCAA Proceedings.

(ww)	“Monitor’s Certificate” means the certificate substantially in the form attached to, and to be delivered in accordance with, the Amended and Restated Sanction Order.

(xx)	“Nevada Cannabis Laws” means the state and local adult-use and medical cannabis laws of any jurisdictions within the State of Nevada to which any Subsidiary is, or may at any time become.

(yy)	“Net Intercompany Receivables” has the meaning set out in Section 2.6 of this Agreement.

(zz)	“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

(aaa)	“Noteholders” means the holders of the Amended Debentures.

(bbb)	“Noteholder Claim” means any claim by a Noteholder relating to and in any way arising from an Amended Debenture.

(ccc)	“Note Indenture” means the indenture made as of February 28, 2019, as supplemented by the First Supplemental Indenture made as of February 25, 2021, between Plus Products and Odyssey Trust Company, as trustee, governing the Amended Debentures.

(ddd)	“OFAC” has the meaning set out in Section 3.2(dd)(iii) of this Agreement.

(eee)	“Order” means an order of the Court made in the CCAA Proceedings.

(fff)	“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement, as the same may be varied, in good faith and on a commercially reasonable basis, to take into account any response to the actual or reasonably anticipated effect of the COVID-19 pandemic shall not be applicable.

(ggg)	“Outside Date” means April 30, 2022, or such later date as agreed to by the Parties acting reasonably.

(hhh)	“Parties” and “Party” means Plus Products and the Purchaser together, or either of them as the context requires.

(iii)	“Person” means an individual, body corporate, sole proprietorship, partnership or trust or unincorporated association, unincorporated syndicate, unincorporated organization, or another entity, and a natural person, acting in his or her individual capacity or in his or her capacity as executor, trustee, administrator or legal representative, and any Governmental Authority.

(jjj)	“Plus 280E Liability” has the meaning set out in Section 2.6 of this Agreement.

(kkk)	“Plus Group” means, collectively, Plus Products and the Subsidiaries.

(lll)	“Plus Products” has the meaning set out on the first page of this Agreement.

(mmm)	“Plus Products Board” means the board of directors of Plus Products.

(nnn)	“Plus Products Circular” means the management information circular of Plus Products provided to the applicable stakeholders of Plus Products in connection with the Transaction, in accordance with terms of Prior CCAA Plan and the Meeting Order.

(ooo)	“Plus Products Diligence Information” means the documents provided or made available to the Purchaser by Plus Products following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence and in any electronic data room to which the Purchaser has been provided access, or provided otherwise

(ppp)	“Plus Products Disclosure Letter” means, together: (i) the disclosure letter dated December 17, 2021; and (ii) the disclosure letter dated March 25, 2022, regarding the Agreement.

(qqq)	“Plus Products Employees” has the meaning set out in Section 0 of this Agreement.

(rrr)	“Plus Products EIP” means the Amended & Restated 2018 Stock and Incentive Plan of Plus Products, most recently approved by Plus Products’ shareholders on September 27, 2019.

(sss)	“Plus Products Management” means the directors, management and certain key employees of Plus Products (comprising 17 individuals), as set out in Schedule “C” hereto.

(ttt)	“Plus Products Options” means all issued and outstanding share purchase options entitling a holder thereof to Plus Shares.

(uuu)	“Plus Products Public Disclosure Record” means all documents filed by or on behalf of Plus Products on SEDAR since incorporation and prior to the date hereof that are publicly available on the date hereof.

(vvv)	“Plus RSUs” means the issued restricted share units in the capital of Plus Products.

(www)	“Plus Products Securityholders” means the registered and or beneficial owners of securities (including the Plus RSUs, the Plus Shares, the Plus Products Warrants and the Plus Products Options) in the capital of Plus Products, as the context requires.

(xxx)	“Plus Product Warrants” means all issued and outstanding share purchase warrants entitling a holder thereof to Plus Shares.

(yyy)	“Plus Shares” means the issued and outstanding shares in the capital of Plus Products.

(zzz)	“PPH” has the meaning set out on the first page of this Agreement.

(aaaa)	PPH Board” means the Board of Directors of PPH, and shall include any applicable committee thereof.

(bbbb)	“Proceedings” has the meaning set out in Section 3.2(ff) of this Agreement.

(cccc)	“Purchaser” has the meaning set out on the first page of this Agreement.

(dddd)	“Purchaser Board” means the Board of Directors of the Purchaser, and shall include any applicable committee thereof, as applicable.

(eeee)	“Purchaser Change of Control” shall mean the occurrence of any of the following events, as determined in the sole and absolute discretion of the Purchaser Board, however, wherever a voting interest threshold is used no changes arising from the termination, cancellation, redemption, or repurchase of any multiple voting share classes issued to shareholders of GH Group, Inc. will be used for purposes of calculating change of ownership of the company, such calculation to be made only on the subordinate, restricted or limited voting shares (herein sometimes referred to as “common stock”) of the Company:

(i)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than: (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Purchaser or any Affiliate; or (B) any corporation owned, directly or indirectly, by the shareholders of the Purchaser in substantially the same proportions as their ownership of the Purchaser’s common stock becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Purchaser’s then outstanding voting securities;

(ii)	the sale or disposition by the Purchaser of all or substantially all of the Purchaser’s assets other than: (A) the sale or disposition of all or substantially all of the assets of the Purchaser to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Purchaser at the time of the sale; or (B) pursuant to a spin-off type transaction, directly or indirectly, of such assets to the Company’s shareholders; or (C) to a subsidiary;

(iii)	a change in the composition of the Board during any twelve (12) consecutive month period the result of which fewer than a majority of the members of the Board are Incumbent Directors. For this purpose, “Incumbent Directors” are member of the Purchaser Board who are elected, or nominated for election, to the Purchaser Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but does not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of members of the Purchaser Board to the Purchaser); or

(iv)	a merger, amalgamation, arrangement, or consolidation of the Purchaser with any other corporation, other than a merger or consolidation which would result in the voting securities of the Purchaser outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Purchaser or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(ffff)	“Purchaser Common Shares” means, collectively, the Equity Shares (as defined in the current Articles of the Purchaser), each with the rights and restrictions as set out in the Articles of the Purchaser.

(gggg)	“Purchaser Credit Facility” means the senior secured term loan agreement entered into as of December 10, 2021, with a US-based private credit investment fund for up to US$100,000,000.

(hhhh)	“Purchaser Earnout RSUs” has the meaning set out in Section 2.2(c)(ii) of this Agreement.

(iiii)	“Purchaser Incentive RSUs” has the meaning set out in Section 2.2(c)(i) of this Agreement.

(jjjj)	“Purchaser Material Subsidiaries” means MPB Acquisition Corp. and GH Group, Inc.

(kkkk)	“Purchaser Note Indenture” means the new note indenture to be entered into between the Purchaser and the Trustee on or before the Closing Date in connection with the creation and issuance of the Purchaser Notes and the Alternate Purchaser Notes to be issued to the Noteholders in connection with the Transaction and pursuant to the terms set out in the CCAA Plan.

(llll)	“Purchaser Notes” has the meaning set out in Section 2.2(a) of this Agreement.

(mmmm)	“Purchaser Retention RSUs” has the meaning set out in Section 2.2(c)(iii) of this Agreement.

(nnnn)	“Purchaser RSUs” means, collectively, the Purchaser Incentive RSUs, the Purchaser Earnout RSUs, and the Purchaser Retention RSUs.

(oooo)	“Purchaser Setoff Right” has the meaning set out in Section 2.5 of this Agreement.

(pppp)	“Restricted Parties” has the meaning set out in Section 6.11 of this Agreement.

(qqqq)	“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

(rrrr)	“Sanctions” has the meaning set out in Section 3.2(dd)(iii) of this Agreement.

(ssss)	“Sanction Order” means the Order made under the CCAA dated January 28, 2022, that, among other things, sanctioned, authorized and approved, and directed Plus Products to implement and complete the CCAA Plan, the Acquisition Agreement, the Plan Transactions and the Acquisition Transactions.

(tttt)	“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

(uuuu)	“Subsidiaries” means each of: (i) Carberry LLC, a limited liability company existing under laws of the State of California; (ii) Josiah Distribution LLC, a limited liability company existing under the laws of the State of California; (iii) Plus Products Nevada LLC, a limited liability company existing under the laws of the State of Nevada; (iv) Plus Wonders, LLC, a limited liability company existing under the laws of the State of Nevada; (v) Plus Products Services LLC, a limited liability company existing under the laws of the State of Nevada; (vi) Uplift Services LLC, a limited liability company existing under the laws of the State of California; and (vii) PPH.

(vvvv)	“Tangible Personal Property” means all tangible personal property (other than inventory) owned or leased by any of Plus Products or the Subsidiaries or in which any such entity has any interest including vehicles and production and processing equipment, warehouse equipment, computer hardware, furniture and fixtures, leasehold improvements, supplies and other tangible assets, together with any transferable manufacturer or vendor warranties related thereto.

(wwww)	“Tax” or “Taxes” means: (i) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, deficiencies, penalties, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes (including any liability therefor as a transferee or successor), health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services and harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes (including, without limitation, Cannabis excise taxes), Cannabis cultivation taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, business license taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums, worker’s compensation premiums and government pension plan contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not; (ii) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the Liability of any other Person; (iii) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person; and (iv) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.

(xxxx)	“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder.

(yyyy)	“Termination Fee” has the meaning set out in Section 6.7 of this Agreement.

(zzzz)	“Transaction” has the meaning set out in Recital B of this Agreement.

(aaaaa)	“Trustee” means Odyssey Trust Company.

(bbbbb)	“US Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101-1532.

(ccccc)	“US GAAP” means generally accepted account principles.

(ddddd)	“U.S. Securities Act” means the Securities Act of 1933, 15 U.S.C. § 77a et seq., as amended.

(eeeee)	“VWAP” means, for the Purchaser Common Shares, the per Purchaser Common Share volume-weighted average trading price on the Exchange, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day; provided, however, that if such volume-weighted average price is unavailable, “VWAP” means the average of the market value of one Purchaser Common Share on such trading day as determined by a nationally-recognized investment bank selected by the Purchaser for this purpose, using a volume-weighted method and converted, if necessary, into Canadian dollars at the relevant exchange rate. In each case, the VWAP will be determined without regard to after-hours trading or any other trading outside of the primary trading session.

1.2	Certain Rules of Interpretation

(a)	In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the word “including” in this Agreement is to be construed as meaning “including, without limitation”.

(b)	The division of this Agreement into Articles and Sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(c)	References in this Agreement to an Article, Section or Schedule are to be construed as references to an Article, Section or Schedule of this Agreement unless the context requires otherwise.

(d)	If any provision of a Schedule conflicts with or is at variance with any provision in the body of the Agreement, the provisions in the body of this Agreement shall prevail to the extent of the conflict.

(e)	All documents executed and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict.

(f)	Unless otherwise specified in this Agreement, time periods within which or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period commences and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

(g)	Unless otherwise specified, any reference in this Agreement to any Applicable Law includes all regulations made thereunder or in connection therewith from time to time, and is to be construed as a reference to such statute as amended, supplemented or replaced from time to time.

1.3	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and each of the Parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

1.4	Entire Agreement

Subject to the Confidentiality Agreement, this Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements (including, without limitation the acquisition agreement dated as of December 17, 2021, as amended January 17, 2022), understandings, negotiations and discussions, whether oral or written, of the Parties and there are no representations, warranties or other agreements between the Parties, express or implied, in connection with the subject matter of this Agreement except as specifically set out in this Agreement or in any of the other agreements and documents delivered under this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement or in any of the other agreements and documents delivered under this Agreement.

1.5	Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Vancouver, in the Province of British Columbia, Canada.

1.6	Business Day

Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, the payment is to be made or action taken on the next Business Day following.

1.7	Schedules

The following is a list of Schedules:

Schedule	Subject Matter
A	CCAA Plan
B	Form of Meeting Order
C	Plus Products Management
D	Terms and Conditions of Purchaser Note
E	Terms and Conditions of Alternate Purchaser Notes

1.8	Headings

All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

1.9	Currency

All monetary amounts in this Agreement, including the symbol “$”, unless otherwise specifically indicated, are references to Canadian dollars. All monetary amounts identified with the symbol “US$” are references to United States dollars.

1.10	Statutory References

Unless otherwise specifically indicated, any reference to a statute in this Agreement refers to that statute and to the regulations made under that statute as in force from time to time.

ARTICLE 2
ACQUISITION

2.1	Purchase and Sale of Acquired Securities

Subject to the terms and conditions of this Agreement and the CCAA Plan, Plus Products hereby agrees to sell and transfer 100% of the Acquired Securities and the Net Intercompany Receivables to the Purchaser, and the Purchaser hereby agrees to purchase such Acquired Securities and the Net Intercompany Receivables on the Closing Date.

2.2	Purchase Price

In consideration for the Acquired Securities and the Net Intercompany Receivables, the purchase price for the sale of the Acquired Securities shall be US$32,951,894, which amount shall be paid by the Purchaser by the issuance of the following securities (collectively, the “Consideration”), subject to the approval of the Exchange:

(a)	20,005 unsecured convertible debenture notes of the Purchaser, each having substantially the terms and conditions set forth in either the attached Schedule “D” (the “Purchaser Notes”) and/or Schedule “E” (the “Alternate Purchaser Notes”), and to be governed by the Purchaser Note Indenture, with up to an aggregate of 8,002 of such unsecured convertible debenture notes (or 40%) issuable in the form of Alternate Purchase Notes pursuant to and in accordance with the Noteholder Claimant Election (as defined in the CCAA Plan), and having an aggregate face value of $20,504,850.96 (which represents 100% of the principal value and accrued interest of the Amended Debentures as of September 13, 2021);

(b)	2,102,654 Purchaser Common Shares;

(c)	Purchaser RSUs:

(i)	44,791 Purchaser Incentive RSUs each having the terms set forth herein and such other terms as agreed upon between the Parties and acceptable to the Monitor, all acting reasonably;

(ii)	1,300,000 Purchaser Earnout RSUs, each having terms set forth herein and such other terms as agreed upon between the Parties and acceptable to the Monitor, all acting reasonably; and

(iii)	450,000 Purchaser Retention RSUs, each having terms set forth herein and such other terms as agreed upon between the Parties and acceptable to the Monitor, all acting reasonably; and

(d)	208,635 Purchaser Common Shares (the “Incentive Shares”).

Grantees of Purchaser RSUs are only entitled to receive their share of such RSUs (as described below) if such grantee: (a) in the case of Purchase Incentive RSUs, remains engaged as a full or part-time employee or consultant of the Plus Group or Purchaser (or an Affiliate) and continues to provide services to the Plus Group or Purchaser (or an Affiliate) through the Closing Date; (b) in the case of Purchaser Retention RSUs, continues to provide services to the Purchaser (or an Affiliate), as a full or part-time employee or consultant, following the Closing Date and through the applicable vesting period associated with such Purchaser Retention RSUs; (c) executes a grant agreement applicable thereto; and (d) pays any required withholding tax arising from the grant, vesting, or settlement of such RSUs.

Grantees of Incentive Shares are only entitled to receive such shares (as described below) if such grantee pays any required withholding tax arising from the grant of such shares.

2.3	Payment of Consideration

The Consideration will be delivered, or caused to be delivered, by the Purchaser on Closing, to the Noteholders, the Plus Products Securityholders, Plus Products Management and the Plus Products Employees, in accordance with the CCAA Plan and the terms of this Agreement.

2.4	Purchaser Incentive RSUs, Purchaser Earnout RSUs, and Incentive Shares

The Incentive Shares shall be granted to the Exempt Grantees on Closing pro rata based on the number of securities in the capital of Plus Products owned by each of the Exempt Grantees on the Closing Date. In the event that any Exempt Grantee ceases to be engaged as a full or part-time employee or consultant, or ceases to provide services to, the Plus Group or Purchaser (or an Affiliate) up to the Closing Date or is not engaged as a full or part-time employee or consultant of the Plus Group or Purchaser (or an Affiliate) on and following the Closing Date, such Exempt Grantee’s allotment of Incentive Shares shall be distributed to the remaining Exempt Grantees, pro rata.

The Incentive Shares will be granted pursuant to an exemption under Regulation D under the U.S. Securities Act and/or Section 4(a)(2) of the U.S. Securities Act and will bear a legend in substantially the following form (it being understood and agreed that the Purchaser shall have no obligation to register such shares):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) SECTION 4(a)(7) THEREOF, (ii) RULE 144 OR (iii) RULE144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (B), (C), (D) OR (E), ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED TO THE CORPORATION TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION, OR IS THE SUBJECT OF AN EFFECTIVE REGISTRATION STATEMENT, UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

The Purchaser Incentive RSUs and the Purchaser Earnout RSUs shall be granted to members of the Plus Products Management and/or the Exempt Grantees, as applicable, on Closing pro rata based on the number of securities in the capital of Plus Products owned by each such member on the Closing Date, and subject to the terms of such Purchaser Incentive RSUs and Purchaser Earnout RSUs. In the event that any member of the Plus Products Management and/or an Exempt Grantee, as applicable, ceases to be engaged as a full or part-time employee or consultant, or ceases to provide services to, the Plus Group or Purchaser (or an Affiliate) up to and following the Closing Date, such member’s allotment of Purchaser Incentive RSUs and Purchaser Earnout RSUs, shall be distributed to the remaining members of the Plus Products Management and/or the Exempt Grantees, pro rata, as applicable.

For clarity: (i) Exempt Grantees will receive Incentive Shares and Purchaser Earnout RSUs, but will not receive Purchaser Retention RSUs; and (ii) members of the Plus Products Management that are not Exempt Grantees will not receive Incentive Shares.

Purchaser Incentive RSUs

Purchaser Incentive RSUs shall be granted subject to the following terms, and such other terms as are specified in the applicable grant agreement:

(1)	The Purchaser Incentive RSUs shall be fully vested on May 30, 2022, and shall be settled in Purchaser Common Shares within 30 days of the date they are vested.

(2)	As a condition to settlement, each grantee (save and except for the Exempt Grantees) must execute a waiver and release in the form requested by the Purchaser, in its sole discretion and deliver it to the Purchaser, and allow it to become irrevocable.

Purchaser Earnout RSUs

Purchaser Earnout RSUs shall be granted subject to the following terms, and such other terms as are specified in the applicable grant agreement:

(a)	100% of the Purchaser Earnout RSUs shall vest if either of the following vesting conditions are satisfied between April 1, 2022 and December 31, 2024 (the “Earnout Deadline”), and shall vest at the time such condition is satisfied:

(i)	CPG Revenue exceeds US$20,000,000 over any consecutive 12-month period (measured by whole months) between April 1, 2022 and the Earnout Deadline; or

(ii)	the Purchaser fails to generate US$200,000,000 in gross reported revenue (excluding CPG Revenue) over any consecutive 12-month period (measured by whole months) between April 1, 2022 and the Earnout Deadline; and

(b)	in the event that CPG Revenue exceeds US$16,000,000 but does not exceed US$20,000,000 during a consecutive 12-month period, a pro-rated amount of Purchaser Earnout RSUs shall be vested on a straight-line basis, with US$16,000,000 equating to 0% and US$20,000,000 equating to 100%. For example, if CPG Revenue equals US$18,000,000, 50% of the Purchaser Earnout RSUs shall be vested. The remaining nonvested Purchaser Earnout RSUs shall continue to be eligible for vesting through the Earnout Deadline based on the foregoing criteria.

Continued service is not a vesting condition for the Purchaser Earnout RSUs.

To the extent Purchaser Earnout RSUs become vested, the vested portion of the Purchaser Earnout RSUs shall be settled in Purchaser Common Shares within 30 days after the date on which such Purchaser Earnout RSUs vested. Such settlement schedule is intended to comply with the short-term deferral rule under Section 409A of the Code. As a condition to settlement, each grantee (save and except for the Exempt Grantees) must execute a waiver and release in the form requested by the Purchaser, in its sole discretion and deliver it to the Purchaser, and allow it to become irrevocable.

If and when vested, the first 650,000 Purchaser Earnout RSUs (the “280E RSUs”) that vest between the Closing Date and the Earnout Deadline shall be settled in Purchaser Common Shares within 30 days after vesting occurs. As a condition to settlement of the 280E RSUs, grantee must provide Purchaser with sufficient cash to cover the tax withholding due upon vesting. Such Purchaser Common Shares shall be placed into a brokerage escrow account administered by a third-party escrow agent agreed by the Parties acting reasonably, to satisfy the setoff of any Plus 280E Liability in accordance with the Purchaser Setoff Right described in Section 2.6.

In the event of consummation of a Purchaser Change of Control before the first anniversary of the Closing Date, then any Purchaser Common Shares held in escrow pursuant to the foregoing shall be released from escrow upon consummation of the Purchase Change in Control. Otherwise, any Purchaser Common Shares remaining in escrow that are not subject to setoff pursuant to the Purchaser Setoff Right by the Earnout Deadline shall be released from escrow promptly following such date (unless there is a contested claim with a Governmental Authority pending as described in Section 2.6 as of the Earnout Deadline, in which case the release shall occur, if at all, upon resolution of the contested claim).

2.5	Purchaser Retention RSUs

The Purchaser Retention RSUs shall be granted to certain employees of Plus Products on Closing, as determined by the Plus Products Management and agreed by the Purchaser (the “Plus Products Employees”), provided that Plus Products Employees are only entitled to receive their share of the Purchaser Retention RSUs if such employee continues to provide services to the Plus Group up to the Closing Date and continues to provide services to the Plus Group or Purchaser (or an Affiliate) as a full or part-time employee or consultant, following the Closing Date and through the applicable vesting period associated with such Purchaser Retention RSU.

Purchaser Retention RSUs shall be granted subject to the following terms, and such other terms as are specified in the applicable grant agreement:

(1)	33.3% of the Purchaser Retention RSUs shall vest on the first anniversary of the grant date (as defined in the grant agreement), and 66.7% shall vest in eight equal quarterly installments immediately following the first anniversary of the grant date, subject to the grantee remaining employed or providing services through the applicable vesting date.

(2)	Upon the grantee’s involuntary separation of service by the Purchaser prior to the third anniversary of the grant date (as defined in the grant agreement), any remaining non-vested Purchaser Retention RSUs to which grantee is entitled shall vest in accordance with the terms of the applicable grant agreement.

(3)	As a condition to settlement, the grantee must execute a waiver and release in the form requested by the Purchaser, in its sole discretion and deliver such form to the Purchaser, and allow it to become irrevocable.

To the extent Purchaser Retention RSUs become vested, the vested portion of the Purchaser Retention RSUs shall be settled in Purchaser Common Shares on the earlier of: (i) 30 days after the end of the fiscal quarter in which such Purchaser Retention RSUs vested; and (ii) the date upon which the grantee’s service of the Purchaser (or Affiliate) terminates. Such settlement schedule is intended to comply with the short-term deferral rule under Section 409A of the Code.

For greater certainty, [REDACTED], (collectively, the “Exempt Grantees”) will not be eligible to receive Purchaser Incentive RSUs or Purchaser Retention RSUs; provided, however, that any of the foregoing individuals shall not be an Exempt Grantee if, by on or before the Closing Date, Purchaser is not reasonably satisfied that such individual is an accredited investor, as such term is defined in Rule 501(a) under the U.S. Securities Act.  If by the Closing Date the Purchaser has not been reasonably satisfied that an Exempt Grantee is an accredited investor, then such individual will not be granted Incentive Shares and, in lieu thereof, will be granted an equivalent number of Purchaser Incentive RSUs.

2.6	Setoff Rights

Notwithstanding anything to the contrary in this Agreement, Purchaser may, in its sole discretion, offset, from the date of Closing until the Earnout Deadline, an amount of Taxes due and payable by Plus Products or any of its Subsidiaries up to a total of US$3,000,000 incurred as a result of the disallowance of certain business expense deductions under Section 280E of the Code, and which amount(s) arises from the activities of the Subsidiaries prior to Closing (any such amount, a “Plus 280E Liability”), by the recoupment of Purchaser Common Shares held in the escrow described in Section 2.4 equal in value to the amount of any Plus 280E Liability (the “Purchaser Setoff Right”). Should Purchaser, Plus Products or any of its Subsidiaries contest in good faith any Plus 280E Liability with a Governmental Authority, Purchaser shall not finalize the recoupment until final resolution of the matter. Neither the exercise nor the failure to exercise the Purchaser Setoff Right by Purchaser will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it under this Agreement or pursuant to Applicable Law. Notwithstanding any other provision of this Agreement, the Purchaser Setoff Right shall automatically expire and be of no further force and effect immediately upon the determination by the Federal Government of the United States that Section 280E of the Code is no longer applicable to cannabis businesses located with the United States and the Plus 280E Liability terminates as a result thereof, at which point any Purchaser Common Shares held in escrow shall be released.

2.7	Intra-Group Receivables/Payables

Subject to the terms and conditions of the CCAA Plan, Plus Products and PPH hereby agree to: (a) set-off: (i) any amounts owing as at Closing by Plus Products to any of PPH or any of the Subsidiaries, (including any obligations incurred after the Filing Date in order to finance the continuation and preservation of the Business, which obligations may include payments by any one of PPH or any of the Subsidiaries in respect of obligations incurred by Plus Products); from (ii) any amount owing as at Closing to Plus Products by PPH or any of the Subsidiaries, including any obligations incurred after the Filing Date, resulting in a net intercompany receivable (the “Net Intercompany Receivables”); and (b) transfer and assign to, and vest in, the Purchaser the Net Intercompany Receivables, and, accordingly, PPH and the Subsidiaries shall each absolutely release and discharge Plus Products for and from any and all obligations of Plus Products in respect of the intercompany payables.

2.8	Tax-Free Reorganization Treatment

(a)	The Purchaser and Plus Products shall use their commercially reasonable efforts, and shall cause their Affiliates to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Transaction to qualify as a reorganization and statutory merger within the meanings of Section 368(a) of the Code. Neither the Purchaser nor Plus Products shall, nor shall they permit any of their respective Affiliates or representatives, advisors or agents to, take or cause to be taken any action that could reasonably be expected to prevent the Transaction from qualifying as a reorganization or statutory merger within the meanings of Section 368(a) of the Code.

(b)	This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c)	Unless otherwise required pursuant to: (i) a “determination” within the meaning of Section 1313(a) of the Code; or (ii) a settlement with IRS Appeals on IRS Form 870-AD (or successor form), each of the Purchaser, PPH and Plus Products shall, and shall cause their respective Affiliates to: (A) prepare and file all Tax returns in a manner consistent with the treatment of the Transaction as a reorganization described in Section 368(a) of the Code; and (B) take no position on any Tax return or Tax audit or proceeding that is inconsistent with the treatment of the Transaction as a reorganization described in Section 368(a) of the Code. In the event that the treatment of the Transaction as a reorganization described in Section 368(a) of the Code is disputed by any Tax authority, the party receiving notice of such dispute shall promptly notify and consult with the other party and the Plus Products Securityholders concerning resolution of such dispute and at the sole expense of the Plus Products Securityholders shall use commercially reasonable efforts to contest such dispute in a manner consistent with the treatment of the Transaction as a reorganization described in Section 368(a) of the Code.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Purchaser’s Representations and Warranties

The Purchaser represents and warrants to Plus Products and acknowledges that Plus Products is relying upon such representations and warranties, that:

(a)	the Purchaser is a corporation duly formed, organized and subsisting under the laws of British Columbia;

(b)	subject to obtaining the Sanction Order:

(i)	the Purchaser has the necessary power, authority and capacity to enter into, execute and deliver and perform its obligations under this Agreement and consummate the Transaction;

(ii)	the entering into, execution and delivery by the Purchaser of this Agreement and the performance of its obligations under this Agreement and the consummation of the Transaction have been duly authorized by all necessary corporate actions on the part of the Purchaser; and

(iii)	this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms except: (A) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors; (B) as limited by rules of law governing specific performance, injunctive relief or other equitable remedies; and (C) as limited by general principles of equity;

(c)	the Purchaser is not a party to, bound or affected by or subject to any indenture, agreement, instrument, order, judgment or decree which would be violated, contravened or breached by the execution and delivery by it of this Agreement or the performance by it of any of the terms contained in this Agreement, subject to receipt of any required approvals under the Purchaser Credit Facility;

(d)	the Purchaser has filed with (or furnished to) all applicable Canadian securities regulatory authorities true and complete copies of all documents and information that the Purchaser is required to file therewith pursuant to the applicable securities laws, and each of such document at the time of its filing complied in all material respects with the applicable requirements of the applicable Canadian securities laws, and any rules and regulations promulgated thereunder applicable to such documents, and did not contain any material misrepresentation;

(e)	there are no internal investigations, and to the knowledge of the Purchaser, there are no securities regulatory authority inquiries or investigations or other inquiries or investigations by or before a Governmental Authority pending or threatened, including any inquiries or investigations regarding any accounting practices of the Purchaser;

(f)	the Purchaser is a “reporting issuer” under the securities laws in each of the provinces and territories of Canada, except Quebec, and is not in default of the securities legislation in any such reporting jurisdiction in any material respect, and does not have any securities listed for trading on any securities exchange other than the Exchange and the OTCQX, nor is the Purchaser subject to any continuous or periodic or other disclosure requirements in any other jurisdiction other than with respect to the applicable requirements of the securities laws of the United States for foreign private issuers;

(g)	no delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser, as applicable, is pending, in effect, or, to the knowledge of the Purchaser, is threatened or being considered, and, to the knowledge of the Purchaser, the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction;

(h)	the Purchaser is in compliance in all material respects with the applicable provisions of applicable securities laws and the rules and regulations of the Exchange;

(i)	the most recently filed consolidated financial statements (including any related notes or schedules thereto, the auditor’s report thereon (if applicable) and related management’s discussion and analysis) contained or incorporated by reference in the Purchaser’s publicly filed documents: (A) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements, and except that the most recently filed unaudited financial statements are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount) and applicable securities laws in all material respects; and (B) fairly present, in all material respects, the consolidated financial position of the Purchaser and its subsidiaries as of the dates presented;

(j)	the Purchaser and each of its subsidiaries has properly and timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete, correct and accurate in all material respects at the time of filing, including, without limitation, to the knowledge of the Purchaser, compliance with Section 280E of the Code. Each of the Purchaser and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it (whether or not shown on any Return), other than those which are being or have been contested in good faith pursuant to Applicable Laws, and in respect of which, in the reasonable opinion of the Purchaser and its tax advisors, adequate reserves or accruals in accordance with US GAAP have been provided in the Purchaser’s financial statements; and

(k)	prior to the Closing Date, the Purchaser has not taken or agreed to take any action, or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.2	Plus Products Representations and Warranties

Except as specifically disclosed in the Plus Products Disclosure Letter (which shall make reference to the applicable Section in respect of which such qualification is being made), Plus Products and PPH represent and warrant to and in favour of the Purchaser as follows and acknowledge that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)	Plus Products has been duly incorporated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Plus Products is duly licensed or qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. Plus Products Diligence Information includes complete and correct copies of the constating documents of Plus Products and its Subsidiaries, as amended to the date of this Agreement, and Plus Products has not taken any action to amend or supersede such documents;

(b)	Plus Products Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of shareholders of Plus Products, Plus Products Board and each committee of Plus Products Board, and Plus Products has not taken any action to amend or supersede such documents. Plus Products has made available to Purchaser true, correct and complete copies of the organizational documents of Plus Products and its Subsidiaries, each as currently in effect;

(c)	Plus Products is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares and other securities of each of its Subsidiaries, and none of its Subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has any of the Subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares or other securities of the Subsidiaries. All of the issued and outstanding shares in the capital of each of Subsidiaries: (i) have been duly authorized and validly issued and are fully-paid and non-assessable; (ii) are not subject to or held in violation of any purchase option, call option, right of first refusal, pre-emptive rights, subscription right, equity holders’ agreement, voting agreement or any similar right under Applicable Law or the organizational documents of the Subsidiaries; and (iii) are, except pursuant to restrictions on transfer contained in constating documents or bylaws, owned free and clear of all Encumbrances of any kind or nature whatsoever and are free of any other restrictions including any restrictions on the right to vote, sell or otherwise dispose of such shares or other equity interests;

(d)	Plus Products does not have any subsidiaries other than the Subsidiaries, which are each duly formed and existing under the laws of their respective jurisdictions and are in good standing under such laws and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on;

(e)	each of the Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature or character of the properties and assets owned, leased or operated by its, or the nature of its business or activities, makes such qualification necessary. Each Subsidiary has good title to, valid leasehold interests in, or valid licenses to use, all of its assets, free and clear of all Encumbrances. The Subsidiaries’ assets (and liabilities) will constitute all the assets necessary for (and liabilities accrued from) the operation of the Business in all material respects in substantially the manner conducted as of immediately prior to the Closing;

(f)	all directors and officers of Plus Products and each of its Subsidiaries have been validly appointed and/or elected, as applicable, in accordance with Applicable Law;

(g)	with the exception of Plus Products’ obligations to the Noteholders, neither Plus Products nor any of the Subsidiaries has any debt obligations or other similar liabilities outstanding other than:

(i)	ordinary course current payables, which will be paid in the ordinary course in accordance with past payment practices; and

(ii)	inter-company indebtedness;

(h)	neither Plus Products nor any of its Subsidiaries has Tax related liabilities outstanding, other than Tax related liabilities expressly disclosed in the Plus Products Disclosure Letter;

(i)	the Acquired Securities, when issued, delivered and paid for pursuant to the provisions of this Agreement, will be validly issued, fully paid and non-assessable. The Acquired Securities will be free of any Encumbrances and will not be subject to any pre-emptive rights or rights of first refusal;

(j)	no member of the Plus Group has waived or released the applicability of any “standstill” or other provisions of any confidentiality or other similar agreements entered into by such member that would otherwise have been in effect as of the date of this Agreement, and no such waiver or release may occur under any such agreement without such member’s consent;

(k)	other than in connection with or in compliance with the provisions of Applicable Law in relation to the completion of the transactions contemplated by this Agreement, including receipt of all required approvals, or which are required to be fulfilled post-closing:

(i)	there is no legal impediment to the Plus Group’s consummation of the transactions contemplated by this Agreement, except for the CCAA Proceedings; and

(ii)	no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by the Plus Group in connection with the consummation of the transactions contemplated by this Agreement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of the Plus Group to consummate the transactions contemplated by this Agreement;

(l)	subject to receipt of all required approvals, neither the execution and delivery of this Agreement by Plus Products, the consummation by Plus Products of the transactions contemplated by this Agreement nor compliance by the Plus Group with any of the provisions hereof, will require any material consents or trigger any material fees to be obtained by or paid by, as applicable, Plus Products or any of its Subsidiaries or termination rights for the counterparties of Plus Products or any of its Subsidiaries;

(m)	there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the material rights, title, interests, property, licenses or assets of Plus Products or any Subsidiary that will be triggered or accelerated by the completion of the Transaction contemplated by this Agreement;

(n)	no member of the Plus Group is a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire securities of Plus Products or any of its Subsidiaries or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or completing the transactions contemplated by this Agreement;

(o)	none of the securities of the Plus Group are the subject of any escrow, voting trust or other similar agreement;

(p)	each of Plus Products and its Subsidiaries holds good and valid title to all of its assets and none of the assets of any Plus Group members are subject to any Encumbrances except in connection with the CCAA Proceedings;

(q)	there is no order, agreement, commitment or understanding, written or oral, binding upon the Plus Group or upon any director, officer or employee of the Plus Group, that would now (as a result of entering into this Agreement, completing the transactions contemplated by this Agreement or otherwise) or hereafter, in any way, limit the business or operations of the Plus Group in any material respect, including any order, agreement, commitment or understanding that includes a non-competition restriction, right of first refusal, right of first offer, exclusivity or other similar provision that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing the transactions contemplated by this Agreement or any business practices of the Plus Group in any material respect;

(r)	no member of the Plus Group has received notice of (nor is it aware of) any default in respect of any of its assets or under any title or operating documents or any other agreement or instrument pertaining to its Business to which it is a party or by which it or any such assets are bound or subject;

(s)	except for as contemplated by this Agreement, or in respect of indemnity agreements with its directors and officers or under Applicable Law, and other than standard indemnity provisions in financial services agreements, underwriting and agency agreements, no member of the Plus Group is a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

(t)	subject to the Sanction Order, Plus Products has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of Plus Products creditors of the CCAA Plan and obtaining the Sanction Order) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by Plus Products and its Subsidiaries of their respective obligations hereunder and the completion by Plus Products and its Subsidiaries of the transactions contemplated by this Agreement have been duly authorized by Plus Products Board and the board or equivalent governing body of its Subsidiaries and no other corporate proceedings on the part of Plus Products or its Subsidiaries are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the requisite approval of Plus Products creditors of the CCAA Plan and obtaining the Sanction Order, the performance by Plus Products and its Subsidiaries of their obligations hereunder, the completion of the Transaction or the completion by Plus Products and its Subsidiaries of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Plus Products and constitutes a legal, valid and binding obligation of Plus Products enforceable against Plus Products in accordance with its terms;

(u)	subject to the Sanction Order, no authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to Plus Products for the execution and delivery of this Agreement, the performance by Plus Products of its obligations hereunder, the completion by Plus Products of the Arrangement, other than:

(i)	the Meeting Order and any filings required in order to obtain, and approvals required under, the Meeting Order;

(ii)	the Sanction Order, and any filings required in order to obtain the Sanction Order; and

(iii)	such filings and other actions required under applicable securities laws as are contemplated by this Agreement; and

(iv)	third party consents, approvals and notices, including all required Governmental approvals and authorizations will be set out in Section 3.2(u)(iv) of Plus Products Disclosure Letter;

(v)	subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(u), and the third-party consents, approvals, the execution and delivery by Plus Products of this Agreement, the performance by Plus Products of its obligations hereunder and the completion by Plus Products of the CCAA Plan do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	materially conflict with, result in a material violation or material breach of, constitute a material default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or material payment obligations under, any provision of:

(A)	any Applicable Law in relation to it, any of its Subsidiaries or any of its properties or assets;

(B)	the articles or notice of articles of Plus Products or those of its Subsidiaries or any other agreement or understanding with any party holding an ownership interest in Plus Products; or

(C)	any licence or registration or any agreement, contract or commitment, written or oral, which Plus Products or any of its Subsidiaries is a party to or bound by or subject to;

(ii)	result in a material conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any Material Contract or material Permit or license to which it is a party or by which it is bound or to which any of its material assets are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts, permits or licenses; or

(iii)	result in the creation or imposition of any Encumbrance upon any of Plus Products’ assets or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit its or its Subsidiaries’ ability to carry on their respective business as and where it is now being carried on;

(w)	Capitalization.

(i)	the authorized capital of Plus Products is as set out at Section 3.2(w)(i) of Plus Products Disclosure Letter. All outstanding Plus Shares have been, and all Plus Shares issuable upon the exercise, vesting or conversion, as applicable, of Plus Products Options, Plus RSUs and Amended Debentures in accordance with their terms have been duly authorized and, upon issuance, will be if and when issued, validly issued as fully paid and non-assessable shares of Plus Products and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights;

(ii)	the authorized capital of PPH as of the date hereof consists of the following securities, all of which are issued and outstanding and owned legally and beneficially by Plus Products, which securities in PPH represent the Acquired Securities:

Series Seed Preferred Stock	2,598,813
Series Seed-1 Preferred Stock	2,173,913
Series A Preferred Stock	2,435,951
Series B-1 Preferred Stock	3,994,174
Series B-2 Preferred Stock	995,843
Common Stock	14,201,761
Series Seed Preferred Stock Warrants	1,229,405
Series B-1 Preferred Stock Warrants	1,997,065
Series B-2 Preferred Stock Warrants	497,921

(iii)	other than Plus Products Equity Incentive Plans, Plus Products does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Plus Share price, income or any other attribute of or related to Plus Products;

(iv)	No securities of Plus Products are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities laws;

(x)	Plus Products is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces of Ontario, Alberta and British Columbia, and will, at Closing, not be on the list of reporting issuers in default under applicable securities laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Plus Products, and Plus Products will not, at Closing, be in default of any provision of applicable securities laws No inquiry, review or investigation (formal or informal) of Plus Products by any securities commission or similar regulatory authority under applicable securities laws is in effect or ongoing or expected to be implemented or undertaken. Plus Products has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has Plus Products received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of Plus Products. The Subsidiaries are not subject to continuous disclosure or other disclosure requirements under any securities laws of any jurisdiction. The documents and information comprising Plus Products Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable all applicable securities laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Plus Products has publicly disclosed in the Plus Products Public Disclosure Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Plus Products. As at Closing, Plus Products will be up to date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by Plus Products under applicable securities laws. Plus Products has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of Plus Products Public Disclosure Record and neither Plus Products nor any of Plus Products Public Disclosure Record is, to its knowledge, subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority;

(y)	U.S. Securities Laws Matters.

(i)	Plus Products is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act and is not in default of the securities legislation in any such jurisdictions in any material respect, and does not have any securities listed for trading on any securities exchange nor is Plus Products subject to any continuous or periodic or other disclosure requirements under the securities laws of the United States or any other jurisdiction;

(ii)	Plus Products is not registered, and is not required to be registered, as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended; and

(iii)	Plus Products is not currently subject to the reporting requirements of the U.S. Exchange Act;

(z)	Company Financial Statements.

(i)	Plus Products Financial Statements have been, and all financial statements of Plus Products which are publicly disseminated by Plus Products in respect of any subsequent periods prior to the Closing Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods (except: (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Plus Products’ independent auditors; or (B) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with Applicable Laws. Plus Products Financial Statements, together with the related management’s discussion and analysis, present fairly, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Plus Products and its Subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of Plus Products for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. Plus Products does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of Plus Products Financial Statements;

(ii)	neither Plus Products nor its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any contract relating to any transaction or relationship between or among Plus Products or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, Plus Products or its Subsidiaries, in Plus Products Public Disclosure Record;

(iii)	management of Plus Products has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for Plus Products providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109;

(iv)	since December 31, 2020, neither Plus Products, its Subsidiaries nor any representative of Plus Products or its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Plus Products or its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Plus Products or its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of Plus Products Board; and

(v)	there are no outstanding loans made by Plus Products to any director or officer of Plus Products and there are no outstanding loans made by any Subsidiaries to any director or officer of any Subsidiaries;

(aa)	except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Plus Products as of December 31, 2020 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither Plus Products nor its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(bb)	Plus Products’ auditors are independent with respect to Plus Products within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with Plus Products’ auditors;

(cc)	since December 31, 2020, except as specifically contemplated by this Agreement or disclosed in Plus Products Public Disclosure Record:

(i)	Plus Products and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except with respect to the CCAA Proceedings and the CCAA Plan contemplated hereby;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable securities laws or have a Material Adverse Effect;

(iii)	there has not been any write-down by Plus Products or any of its Subsidiaries of any of the assets of Plus Products or any of its Subsidiaries;

(iv)	there has not been any expenditure or commitment to expend by Plus Products or any of its Subsidiaries with respect to capital expenses in excess of US$250,000;

(v)	other than as disclosed in the Purchaser Disclosure Letter, neither Plus Products nor any of its Subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by Plus Products of any interest in any of its material assets whether by asset sale, transfer of property, shares or otherwise;

(vi)	there has not been any incurrence, assumption or guarantee by Plus Products or any of its Subsidiaries of any material debt for borrowed money, any creation or assumption by Plus Products of any Encumbrance, or any making by Plus Products or any of its Subsidiaries of any loan, advance or capital contribution to or material investment in any other person;

(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of Plus Products or any of its Subsidiaries;

(viii)	none of Plus Products, any of its Subsidiaries or any of the directors, officers, employees, consultants or auditors, thereof has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of Plus Products or any of its Subsidiaries or their respective internal accounting controls;

(ix)	neither Plus Products nor any of its Subsidiaries has suffered any casualty, damage, destruction or loss to any of its properties or assets;

(x)	except as disclosed in the Plus Products Disclosure Letter, Plus Products nor any of its Subsidiaries has entered into, or amended, any Material Contract;

(xi)	neither Plus Products nor any of its Subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of Plus Shares or any other securities of Plus Products or any of its Subsidiaries;

(xii)	neither Plus Products nor any of its Subsidiaries has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of Plus Shares or any other securities of Plus Products or any of its Subsidiaries that is still in effect;

(xiii)	there has not been any increase in or modification of the compensation payable to or to become payable by Plus Products to any of its directors or officers and there has not been any increase in or modification of the compensation payable to or to become payable by Plus Products to any of its employees or consultants or any grant to any such director or officer or any material grant to any employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants;

(xiv)	neither Plus Products nor any of its Subsidiaries has adopted, or amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan; and

(xv)	neither Plus Products nor any of its Subsidiaries has agreed, announced, resolved or committed to do any of the foregoing;

(dd)	Compliance with Laws.

(i)	the business of Plus Products and Subsidiaries has been and is currently being conducted in compliance in all material respects with Applicable Laws (with regards to the Subsidiaries, except under the Federal Cannabis Laws, and including, but not limited to, the Hemp Farming Act of 2018 (S. 2667) (the “2018 Farm Bill”)) and neither Plus Products nor its Subsidiaries have received any notice of any alleged violation of any such Applicable Laws. Plus Products does not have any knowledge of any future or potential changes in any Applicable Law that may impact the business, operations, financial condition, prospects or otherwise of Plus Products or any of its Subsidiaries. Without limitation the generality of the foregoing, all issued and outstanding Plus Shares have been issued in compliance with all applicable corporate and securities laws;

(ii)	neither Plus Products nor its Subsidiaries and, to Plus Products’ knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act; (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which Plus Products or its Subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws; (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other Applicable Law of any locality;

(iii)	the operations of Plus Products and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving Plus Products or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Plus Products, threatened. Neither any Subsidiaries nor, to the knowledge of Plus Products, any director, manager, officer, agent, employee or Affiliate of any Subsidiary is a Person that is, or is owned or controlled by a Person that is, currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, or other relevant sanctions authority (collectively, “Sanctions”).Since each Subsidiary’s inception, such Subsidiary has not knowingly engaged in during the preceding five (5) years and is not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Sudan, and Syria;

(iv)	each Subsidiary operates in compliance in all material respect with the 2018 Farm Bill, including but not limited to with respect to the import and export of industrial hemp or industrial hemp-related products across state lines or internationally. Any cultivation, harvesting, production, handling, storage, distribution, sale, or possession of industrial hemp or industrial hemp-related products is in full compliance with the 2018 Farm Bill;

(v)	each Subsidiary operates in compliance in all material respects with the United States Department of Justice guidance to United States Attorneys regarding enforcement priorities for prosecuting marijuana-related crimes, as set forth in the memorandum issued by Deputy Attorney General James Cole, dated August 29, 2013 (the “2013 Cole Memo”). Irrespective of the 2013 Cole Memo’s rescission by then-Attorney General Jeff Sessions in January 2018, and Congress’ failure to enact the Sensible Enforcement of Cannabis Act in 2019, each Subsidiary is cognizant of the United States Department of Justice’s lack of prosecutions of any conduct which would have fallen within the 2013 Cole Memo, and of the bipartisan support for maintaining at least those minimum protections from prosecution, and each Subsidiary has continued to operate in compliance with the 2013 Cole Memo. As part of its compliance with the 2013 Cole Memo, each Subsidiary has used commercially reasonable efforts to ensure that such Subsidiary does not: (A) distribute marijuana to minors; (B) direct revenue from the sale of marijuana to criminal enterprises, gangs, and cartels, or otherwise have any involvement with such groups; (C) divert marijuana from states where it is legal under state law in some form to other states; (D) use state-authorized marijuana activity as a cover or pretext for the trafficking of other illegal drugs or other illegal activity; (E) use violence or firearms in the cultivation and distribution of marijuana; (F) contribute to drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use; (G) grow or possess marijuana on public lands; or (H) promote marijuana possession or use on federal property;

(vi)	the Subsidiaries only operate in jurisdictions that have enacted laws legalizing cannabis or industrial hemp. Each Subsidiary is in compliance in all material respects with all applicable state and local laws and regulatory systems, including California Cannabis Laws, the Nevada Cannabis Laws and the 2018 Farm Bill, controlling the cultivation, harvesting, production, handling, storage, distribution, sale, and possession of cannabis. No Subsidiary imports or exports cannabis products from or to any state or foreign country, but certain Subsidiaries do export industrial hemp products to certain other states or countries in material compliance with the 2018 Farm Bill; and

(vii)	no Subsidiary has ever received any written notice from any Governmental Authority to the effect that, or has otherwise been advised that, such Subsidiary is not in compliance in all material respects with any applicable Governmental Requirement, and to the knowledge of Plus Products there are no presently existing facts, circumstances or events which, with notice or lapse of time, would result in material violations of any applicable Governmental Requirement or Permit;

(ee)	Permits.

(i)	each of Plus Products and its Subsidiaries has identified, obtained, acquired or entered into, and are in compliance with all Permits required by Applicable Laws necessary to conduct its current businesses as it is now being conducted or proposed to be conducted (as described in Plus Products Public Disclosure Record). Section 3.2(ee)(i) of Plus Products Disclosure Letter sets out a complete and accurate list of all such Permits (whether governmental, regulatory or similar type), and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by Plus Products or its Subsidiaries;

(ii)	any and all of the Permits pursuant to which Plus Products or its Subsidiaries holds or will hold an interest in its properties and assets are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no material default under any such Permit; and

(iii)	there are no actions, proceedings or investigations, pending or, to the knowledge of Plus Products, threatened, against Plus Products or any of its Subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any such Permits;

(ff)	other than the CCAA Proceedings in connection with the CCAA Plan, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, “Proceedings”) against or involving Plus Products or any of its Subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of Plus Products, threatened) or affecting in any adverse manner the Transaction. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Plus Products or any of its Subsidiaries in respect of its businesses, properties or assets;

(gg)	no act or proceeding has been taken by or against Plus Products or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of Plus Products or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Plus Products or any of its Subsidiaries or any of its properties or assets nor, to the knowledge of Plus Products, is any such act or proceeding threatened, other than the current CCAA proceedings in connection with the CCAA Plan. Neither Plus Products nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Plus Products or any of its Subsidiaries to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Transaction;

(hh)	all material rentals, net profits, earn-outs, or similar agreements, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Plus Products and its Subsidiaries, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof;

(ii)	All material costs, expenses and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Plus Products or any of its Subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(jj)	Taxes.

(i)	each of Plus Products and its Subsidiaries has properly and timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete, correct and accurate in all material respects at the time of filing, including, without limitation, to the knowledge of Plus Products, compliance with Section 280E of the Code. Each of Plus Products and its Subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it (whether or not shown on any Return), other than those which are being or have been contested in good faith pursuant to Applicable Laws, and in respect of which, in the reasonable opinion of Plus Products and its tax advisors, adequate reserves or accruals in accordance with IFRS have been provided in Plus Products Financial Statements;

(ii)	no audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of Plus Products, threatened orally or in writing with respect to Taxes of Plus Products or any of its Subsidiaries, and neither Plus Products nor or any of its Subsidiaries is a party to any action, suit or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Plus Products, threatened. No Return of Plus Products or any of its Subsidiaries, to the knowledge of Plus Products, is under investigation, review, audit, administrative proceeding, or examination by any taxing authority with respect to any Taxes (including, without limitation, Taxes due and payable as a result of the disallowance of certain deductions under Section 280E of the Code), and no oral communication or written notice of any investigation, review, audit, administrative proceeding, or examination by any taxing authority has been received by Plus Products or any of its Subsidiaries with respect to any Taxes;

(iii)	no lien for Taxes has been filed or exists with respect to any assets or properties of Plus Products or any of its Subsidiaries other than for Taxes not yet due and payable or liens for Taxes that are being contested in good faith by appropriate proceedings, and for which adequate reserves or accruals in accordance with IFRS have been provided in Plus Products Financial Statements;

(iv)	there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by Plus Products or its Subsidiaries. No written claim has been made and no oral claims have been made by any Governmental Authority in any jurisdiction where Plus Products or any of its Subsidiaries do not file a Return that Plus Products or any of its Subsidiaries may be subject to Taxes by such jurisdiction in respect of Taxes that would be the subject of such Return. Neither Plus Products nor or any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of Plus Products or any of its Subsidiaries for any period ending after the Closing Date;

(v)	there are no rulings, requests for rulings or closing agreements relating to Plus Products or any of its Subsidiaries with any Governmental Authorities which may affect Plus Products’ or any of its Subsidiaries’ liability for Taxes for any taxable period commencing after the Closing Date. Neither Plus Product nor ant of its Subsidiaries is a party to or bound by any Tax allocation, Tax indemnity or Tax sharing agreement with any Person that obligates it to make any payment computed by reference to Taxes, taxable income or taxable losses of any other Person (other than agreements or contracts entered into in the ordinary course of business and not primarily related to Taxes);

(vi)	each of Plus Products and its Subsidiaries has properly withheld or collected and timely remitted to the appropriate Governmental Authority all Taxes required to have been withheld or collected and remitted in connection with amounts paid or owing to any employee, officer, director, consultant, contractor, creditor, member or other Person;

(vii)	neither Plus Products nor any of its Subsidiaries has any liability under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or liability as a successor or transferee for Taxes of any Person other than Plus Products, excluding any agreement or arrangement where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification;

(viii)	no Subsidiary (A) has been a member of an affiliated group as defined in Code Section 1504 (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Tax law), other than a group the common parent of which is Plus Products;

(ix)	each of the Subsidiaries has properly collected and remitted any required sales, use, excise, Cannabis excise, Cannabis cultivation, value added and similar Taxes with respect to sales made or services provided to its customers and has properly received and retained any appropriate Tax exemption certificates or other documentation for all such sales made or services provided without charging or remitting sales, use, excise, Cannabis excise, value added or similar Taxes that qualify as exempt from sales or similar Taxes;

(x)	each of Plus Products and its Subsidiaries has complied in all material respects with the transfer pricing requirements of each Law in respect of Taxes, including, for greater certainty, under the requirements of paragraphs 247(4)(a) to (c) of the Tax Act;

(xi)	no Governmental Authority of a jurisdiction where neither Plus Products nor its Subsidiaries file a Return has made a claim that Plus Products or its Subsidiaries are subject to Tax in such jurisdiction;

(xii)	neither Plus Products nor any of its Subsidiaries has participated in a “listed transaction” or “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. law); and

(xiii)	no Subsidiary has: (A) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act; (B) received or claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act; or (C) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the U.S. Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order;

(kk)	Contracts.

(i)	set out in Section 3.2(kk) of Plus Products Disclosure Letter is a list of each Material Contract as of the date hereof. True and complete copies of all Material Contracts have been provided to the Purchaser as part of Plus Products Diligence Information and, as of the date hereof, no such Material Contract has been modified, rescinded or terminated;

(ii)	each Material Contract is in full force and effect and is a valid and binding obligation of Plus Products or its Subsidiaries and, to the knowledge of Plus Products without any inquiry, the other parties thereto and is enforceable by Plus Products or its Subsidiaries in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(iii)	Plus Products or its Subsidiaries, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and none of Plus Products or its Subsidiaries or, to the knowledge of Plus Products, the other parties thereto, is in material breach or violation of or in material default under (in each case, with or without notice or lapse of time or both) any Material Contract. Neither Plus Products nor any of its Subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Material Contract or result in the inability of a party to any Material Contract to perform its obligations thereunder; and

(iv)	Neither Plus Products nor any of its Subsidiaries has received any written notice or, to the knowledge of Plus Products, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Plus Products or with its Subsidiaries and, to the knowledge of Plus Products, no such action has been threatened;

(ll)	Employment Matters.

(i)	other than one Canadian employee of Plus Products with a US$80,000 per annum salary and who has a five-month severance period, no employee of Plus Products or any of its Subsidiaries with a base salary has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by law from the employment of an employee without an agreement as to notice or severance. A cross-section of written contracts in relation to the employees of Plus Products and its Subsidiaries have been provided to the Purchaser as part of Plus Products Diligence Information;

(ii)	each independent contractor of Plus Products and its Subsidiaries has been properly classified as an independent contractor and neither Plus Products nor any of its Subsidiaries has received any notice from any Governmental Authority disputing such classification;

(iii)	neither Plus Products nor any of its Subsidiaries is a party to or bound or governed by, or subject to:

(A)	any employment, consulting, retention or change of control agreement with, or any written or, to the knowledge of Plus Products, oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of Plus Products or any of its Subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of Plus Products (including as a result of the transactions contemplated by this Agreement);

(B)	any collective bargaining or union agreement, or any actual or, to the knowledge of Plus Products, threatened application for certification or bargaining rights in respect of Plus Products or any of its Subsidiaries;

(C)	any labour dispute, labour disturbance, strike, lock-out, work slowdown or stoppage relating to or involving any employees of Plus Products or any of its Subsidiaries and no such event has occurred; or

(D)	any actual or, to the knowledge of Plus Products, threatened material claim against Plus Products or any of its Subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof;

(iv)	neither Plus Products nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Plus Products, threatened against Plus Products or any of its Subsidiaries; and

(v)	there is no organizational campaign being conducted or, to the knowledge of Plus Products, contemplated and there is no pending or, to the knowledge of Plus Products, threatened petition before any Governmental Authority or other dispute as to the representation of any employees of any Subsidiary;

(mm)	Health and Safety.

(i)	each of Plus Products and its Subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of Plus Products, threatened proceedings before any Governmental Authority with respect to any such matters;

(ii)	neither Plus Products nor any of its Subsidiaries has received any demand or notice with respect to a breach of any applicable health and safety laws, the effect of which would be reasonably expected to affect operations relating to the Business; and

(iii)	there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither Plus Products nor any of its Subsidiaries has been reassessed in any material respect under such legislation during the past three years and, no audit of Plus Products or any of its Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against Plus Products or any of its Subsidiaries (or naming Plus Products or any of its Subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the Business;

(nn)	no person will, as a result of any of the transactions contemplated herein or in the CCAA Plan, become entitled to: (A) any retirement, severance, bonus or other similar payment from Plus Products or any of its Subsidiaries; (B) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of Plus Products or any of its Subsidiaries; (C) the forgiveness or postponement of payment of any indebtedness owing by such person to Plus Products or any of its Subsidiaries; or (D) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from Plus Products or any of its Subsidiaries;

(oo)	Pension and Employee Benefits.

(i)	other than the Plus Products EIP, neither Plus Products nor any of its Subsidiaries has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Plus Products;

(ii)	Plus Products has provided as part of the Plus Products Diligence Information true, correct and complete copies of all the Employee Plans, as amended which consists only of its health care plan, as of the date hereof, together with all related documentation including, without limitation, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements, asset statements, and all opinions and memoranda (whether externally or internally prepared) and correspondence with all regulatory authorities or other relevant persons;

(iii)	each of Plus Products and its Subsidiaries have complied in all material respects with all of the terms of the Employee Plans, and all Applicable Laws in respect of employee compensation and benefit obligations of Plus Products and its Subsidiaries. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employee Plans and Applicable Laws. There has been no amendment to, written interpretation or announcement (whether or not written) by Plus Products or any of its Subsidiaries relating to, or change in employee participation or coverage under any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of expense incurred in respect of such Employee Plan for the most recent plan year with respect to Employee Plans (other than increases in the ordinary course of the Business or increases due to changes in Internal Revenue Service limits);

(iv)	no Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of Plus Products or any of its Subsidiaries;

(v)	neither Products Plus nor its Subsidiaries nor any of their respective ERISA Affiliates has sponsored or contributed to or been required to contribute to an Employee Pension Benefit Plan that is subject to Title IV of ERISA, subject to Section 412 of the Code, or a multiemployer plan within the meaning of 3(37) of ERISA;

(vi)	each Employee Plan has been maintained in material compliance with its terms and the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to, ERISA and the Code, to the extent that such are applicable to such Employee Plan;

(vii)	with respect to each Employee Plan, there are no pending or, to the knowledge of Plus Products, threatened: (A) claims, suits or other proceedings by any employees, former employees or plan participants or the beneficiaries, spouses or representatives of any of them, other than ordinary and usual claims for benefits by participants or beneficiaries; or (B) suits, investigations or other proceedings by any Governmental Authority;

(viii)	no Employee Plan or other arrangement provides severance, post employment salary continuation, or post-employment death, disability, health or medical, or life insurance coverage or benefits (whether or not insured) with respect to current or former employees (or their spouses or dependents) of each Subsidiary beyond their retirement or other termination of service, other than: (A) coverage mandated by Applicable Law; (B) benefits, the full cost of which is borne by the current or former employee (or his or her beneficiary); or (C) are provided pursuant to an insurance policy under which the premiums were paid while a former employee was employed by a Subsidiary;

(ix)	each Subsidiary has complied with, and satisfied, in all material respects, the requirements of COBRA with respect to each Employee Plan that is subject to the requirements of COBRA. Each Employee Plan which is a group health plan, within the meaning of Section 9832(a) of the Code, has complied with and satisfied the applicable requirements of Sections 9801 and 9802 of the Code;

(x)	Section 3.2(oo)(x) of Plus Products Disclosure Letter contains a list identifying each employment, severance or similar contract, arrangement or policy and each plan or arrangement providing for insurance coverage (including any self-insured arrangements), disability benefits, supplemental employment benefits, vacation benefits, retirement benefits, deferred compensation, bonuses, profit-sharing, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement compensation or benefit which: (A) is not an Employee Plan or a Pension Plan; and (B) has been maintained by each Subsidiary with respect to any employee or former employee of such Subsidiary or to which a Subsidiary may have any material liability. Such contracts, plans and arrangements are referred to collectively as the “Benefit Arrangements.” True and complete copies or descriptions of the Benefit Arrangements have been made available to Purchaser. Each Benefit Arrangement has been maintained in material compliance with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements;

(xi)	no payment or benefit provided pursuant to any agreement, between each Subsidiary and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and Internal Revenue Service guidance thereunder), will or may provide for the deferral of compensation subject to Section 409A of the Code that is not in material compliance with Section 409A of the Code. Each stock option and stock appreciation right, if any, was granted with an exercise price that was not less than the fair market value of the underlying common stock on the date the option or right was granted based upon a reasonable valuation method. The execution and delivery of this Agreement and the consummation of the Transaction will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any agreement that will or may result in any payment of deferred compensation which will not be in compliance with Section 409A of the Code if timely paid in accordance with the terms of the agreement;

(xii)	there is no contract, agreement, plan or arrangement covering any current or former employee, consultant, director or other service provider of each Subsidiary that, individually or in aggregate, could give rise to the payment by any Subsidiary, directly or indirectly, of any amount that would not be deductible pursuant to the terms of Section 280G of the Code;

(xiii)	no Subsidiary is a Party to, or otherwise obligated under, any Employee Plan or Benefit Arrangement, that provides for a gross-up, make-whole or other additional payment with respect to any Taxes, including those imposed by Sections 409A and 4999 of the Code;

(xiv)	to the knowledge of Plus Products, each individual who renders services to any Subsidiary and is classified as having the status of an independent contractor, consultant or other non-employee status is properly classified for all purposes, including eligibility to participate in the Employee Plans; and

(xv)	each Subsidiary and each applicable Employee Plan and Benefit Arrangement are in material compliance with the Patient Protection and Affordable Care Act, including all applicable filing and reporting, all waiting period, and offers of coverage requirements thereunder. No excise tax or penalty under the Patient Protection and Affordable Care Act has been, or is reasonably expected to be, imposed or become due with respect to any period prior to the Closing;

(pp)	any individual who performs services for Plus Products’ or any of its Subsidiaries’ business and who is not treated as an employee is not an employee under Applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes. Neither Plus Products nor any of its Subsidiaries has any liability by reason of an individual who performs or performed services for Plus Products’ or any of its Subsidiaries’ business in any capacity being improperly excluded from participating in a benefit plan;

(qq)	Plus Products has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority;

(rr)	neither Plus Products nor any of its Subsidiaries owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names which are, individually or in the aggregate, material to the business and operations of Plus Products and its Subsidiaries as a whole as currently conducted. The list of registered or unregistered intellectual property rights owned by Plus Products or any of its Subsidiaries that are material to the Business, including all domains, was provided to Purchaser; and

(ss)	each of Plus Products and its Subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of business, and all such insurance policies are in full force and effect and sufficient for compliance in all material respects with all requirements of Applicable Law and of all contracts to which each Subsidiary is a party. Neither Plus Products nor its Subsidiaries is in material default under any of their insurance policies, and neither has failed to give any notice or to present any claim under any of the insurance policies in a timely manner. All premiums due and payable under all such policies have been paid and Plus Products and its Subsidiaries are otherwise in compliance with the terms of such policies. Plus Products has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of claims nor claims disputed by Plus Products’ and its Subsidiaries’ insurers. All proceedings covered by any insurance policy of Plus Products and its Subsidiaries have been properly reported to and accepted by the applicable insurer. All of the insurance policies of Plus Products and its Subsidiaries is “occurrence” based insurance;

(tt)	Real Property.

(i)	Plus Products and its Subsidiaries have made available to Purchaser true, accurate and complete copies of: (A) all Leases; and (B) any material reciprocal easement agreements, declarations of restrictive covenants, utility contracts, roof warranties, shopping center association or co-op agreements and all other agreements that could impose material obligations on Purchaser as a tenant under the Leases, including all amendments, extensions and renewals with respect to (A) and (B); and

(ii)	neither Plus Products nor its Subsidiaries own any real property;

(uu)	Tangible Personal Property.

(i)	except as would not reasonably be expected to result in material liability or otherwise materially interfere with the conduct of the Business in the manner currently conducted, Plus Products and its Subsidiaries own and have good title to the Tangible Personal Property, free and clear of any Encumbrance or have a valid leasehold interest in the Tangible Personal Property; and

(ii)	the Tangible Personal Property is, taken as a whole, in reasonable working order and adequate for its intended use in all material respects, subject to ordinary wear and tear and normal repairs and replacements;

(vv)	Inventory; No Product Recalls.

(i)	all of the Inventory is owned by the Subsidiaries free and clear of any Encumbrances and is located at the Leased property of the Subsidiaries or at the Subsidiaries’ contractually obligated distributors;

(ii)	no material amount of the Inventory is on consignment other than such Inventory that is stored at the Subsidiaries’ contractually obligated distributors; and

(iii)	the Inventory as reflected in the Plus Products Financial Statements has been valued in a manner consistent with past practices and procedures and in accordance with IFRS. The levels of the Inventories are consistent in all material respects with the level of Inventories that have been maintained by each Subsidiary before the date of this Agreement in the ordinary course of the Business and consistent with past practices in light of seasonal adjustments, market fluctuations and the requirements of customers of the Business. All Inventory purchased by each Subsidiary from third parties was, to the knowledge of Plus Products, cultivated, harvested, produced, tested, handled and delivered in accordance with all applicable Law (except for the Federal Cannabis Laws) in all material respects, and was purchased from suppliers that are duly licensed to cultivate, harvest and produce such products; and

(iv)	no material recalls or withdrawals of products developed, produced, distributed or sold by any Subsidiary have been required by any Subsidiary or any Governmental Authority with respect to the products supplied by any Subsidiary;

(ww)	all of the Accounts Receivable of each Subsidiary are bona fide receivables, are reflected on the books and records of such Subsidiary and arose in the ordinary course of the Business. Except to the extent reserved against the Accounts Receivables on the Plus Products Financial Statements or except pursuant to the terms of any applicable Contract, the Accounts Receivable are free and clear of any Encumbrances, there is no right of offset against any of the Accounts Receivable, and no agreement for deduction or discount has been made with respect to any of the Accounts Receivable other than in the ordinary course of the Business and as to ordinary trade discounts;

(xx)	the five (5) largest suppliers of the Business for the Company’s 2020 fiscal year have been provided to the Purchaser in the Plus Products Diligence Information. None the five (5) largest suppliers of the Business for the Company’s 2020 fiscal year has informed in writing any Subsidiary that it intends to terminate its relationship with any Subsidiary, and no Subsidiary has knowledge that any such supplier intends to terminate such relationship or of any material problem or dispute with any such supplier;

(yy)	the corporate records and minute books of Plus Products and its Subsidiaries have been maintained in accordance with all Applicable Laws and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of Plus Products have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years;

(zz)	neither Plus Products nor any of its Subsidiaries or affiliates own any Purchaser Common Shares or any other securities of the Purchaser;

(aaa)	Plus Products does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Purchaser, any interested party of the Purchaser or any related party of any interested party of the Purchaser, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions);

(bbb)	except pursuant to the CCAA Plan, there is no agreement, judgment, injunction, order or decree binding upon Plus Products or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing, any business practice of Plus Products, its Subsidiaries or any of its affiliates, any acquisition of property or assets by Plus Products, its Subsidiaries or any of its affiliates, or the conduct of business by Plus Products, its Subsidiaries or any of its affiliates, as currently conducted (including following the transactions contemplated by this Agreement);

(ccc)	Plus Products has provided all material information in respect of the Plus Group and the Business in the Plus Products data room to which the Purchaser was given access. All Plus Products Diligence Information provided is true and correct in all respects and does not contain any omissions as at its respective date as stated therein, or, if any Plus Products Diligence Information is undated, as of the date of its delivery to the data room for purposes of the transactions contemplated by this Agreement. None of Plus Products Diligence Information has been amended except as provided in Plus Products Diligence Information. Additionally, all information provided to the Purchaser, whether in relation to the Purchaser’s due diligence requests or otherwise, including information not provided in Plus Products Diligence Information, is complete, true and correct in all respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to the Purchaser. Plus Products acknowledges that the Purchaser is relying on all information provided by Plus Products to them in entering into this Agreement;

(ddd)	Plus Products has sufficient funds available to pay prior to the Closing Date, all transaction costs, all payments required pursuant to change of control provisions , all additional remaining accounts payable and current liabilities of Plus Products and any of its Subsidiaries, net of current assets, as determined in accordance with IFRS at the Closing Date;

(eee)	the information and statements contained in this Agreement are true and correct and together with Plus Products Public Disclosure Record and Plus Products Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to Plus Products and its Subsidiaries on a consolidated basis, contain no misrepresentations, and Plus Products has not withheld from the Purchaser or failed to disclose any material information or documents concerning the Plus Group or the assets or liabilities of the Plus Group; and

(fff)	prior to the Closing Date, neither Plus Products nor PPH has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE 4
COVENANTS of Plus Products

4.1	Covenants of the Plus Products Regarding the Conduct of Business

Plus Products and PPH covenant and agree that, during the period from the date of this Agreement until the earlier of the Closing Date and the time that this Agreement is terminated in accordance with its terms, except: (i) with the Purchaser’s consent in writing (to the extent that such consent is permitted by Applicable Law), which consent will not be unreasonably withheld; (ii) as expressly permitted or specifically contemplated by this Agreement; (iii) as set out in Plus Products Disclosure Letter; or (iv) as is otherwise required by Applicable Law or any Governmental Authority:

(a)	the businesses of the Plus Group will be conducted only in the ordinary course of business consistent in all respects with past practice, in accordance with Applicable Laws, the Plus Group will comply with the terms of all Material Contracts and will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships and keep available the services of the officers, employees and consultants of the Plus Group;

(b)	Plus Products will, and will cause or procure its Subsidiaries to, fully cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor, and provide input with respect to the direction and control of, any activities relating to the operation of the Business and will not make any capital expenditures or other financial commitments in excess of US$75,000 individually or US$150,000 in the aggregate;

(c)	without limiting the generality of Section 4.1(a) above, Plus Products will not, and will not cause or permit its Subsidiaries to, directly or indirectly:

(i)	alter or amend the articles, notice of articles or other constating documents of any entity in the Plus Group;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Plus Group (other than dividends, distributions, payments or return of capital made to the Plus Group);

(iii)	split, divide, consolidate, combine or reclassify any securities of the Plus Group;

(iv)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any securities, equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any securities of the Plus Group or other equity or voting interests, other than the issuance of Plus Shares issuable pursuant to the exercise or settlement (as applicable) of Plus Products Options, Plus Products Warrants or Plus RSUs that are outstanding as of the date of this Agreement in accordance with their terms;

(v)	redeem, purchase or otherwise acquire or subject to any Encumbrance, other than as contemplated under the CCAA Plan, any of its outstanding securities of the Plus Group or securities convertible into or exchangeable or exercisable for securities of the Plus Group;

(vi)	amend the terms of any securities of the Plus Group;

(vii)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Plus Group, other than the CCAA Plan;

(viii)	reorganize, amalgamate or merge Plus Products with any other person and will not cause or permit its Subsidiaries to reorganize, amalgamate or merge with any other person;

(ix)	reduce the stated capital of the shares of the Plus Products or its Subsidiaries;

(x)	create any Subsidiary or enter into any contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(xi)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under IFRS; or

(xii)	enter into, modify or terminate any contract with respect to any of the foregoing;

(d)	Plus Products will immediately notify the Purchaser orally and then as soon as reasonably practicable notify the Purchaser in writing of: (i) any “material change” (as defined in the Securities Act) in relation to Plus Products or its Subsidiaries; (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) any breach of this Agreement by Plus Products; or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Closing Date, inaccurate in any material respect such that any conditions under this Agreement would not be satisfied;

(e)	Plus Products will not, and will not cause or permit its Subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Plus Group;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)	incur any capital expenditures, enter into any agreement obligating the Plus Products or its Subsidiaries to provide for future capital expenditures, in the aggregate, in excess of US$150,000 or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances other than pursuant to a material contract in existence on the date hereof;

(iv)	pay, discharge or satisfy any claim, liability or obligation prior to the same being due, or voluntarily waive, release, assign, settle or compromise any proceeding, other than in accordance with the CCAA Plan;

(v)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Plus Group in the manner such existing businesses generally have been carried on planned or proposed to be carried on prior to the date of this Agreement;

(vi)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with past practice;

(vii)	expend or commit to expend any amounts with respect to expenses for the Business, or provide for future capital expenditures, in the aggregate, in excess of US$150,000; or

(viii)	authorize any of the foregoing, or enter into or modify any contract to do any of the foregoing;

(f)	Plus Products will not, and will not cause or permit its Subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Plus Products;

(ii)	except in connection with matters otherwise permitted under this Section 4.1 enter into any contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract or waive, release, or assign any material rights or claims thereto or thereunder; or

(iii)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(g)	neither Plus Products nor any of its Subsidiaries will, except in the ordinary course of business or pursuant to any existing contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of Plus Products or its Subsidiaries a material increase in compensation in any form;

(ii)	grant any general salary or fee increase, pay any fee, bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of Plus Products or its Subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business;

(iii)	take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(iv)	enter into or modify any employment or consulting agreement with any officer or director of Plus Products or its Subsidiaries;

(v)	enter into or modify any employment or consulting agreement with any employee or consultant that provide for base salary or fees in excess of US$100,000;

(vi)	terminate the employment or consulting arrangement of any senior management employees (including Plus Products Senior Management), except for cause;

(vii)	increase any benefits payable under its current severance or termination pay policies in any material respect;

(viii)	increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created;

(ix)	make any material determination under any Employee Plan that is not in the ordinary course of business;

(x)	amend Plus Products Equity Incentive Plans, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of Plus Products or its Subsidiaries;

(xi)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under Plus Products Equity Incentive Plans; or

(xii)	establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(h)	neither Plus Products nor its Subsidiaries will make any loan to any officer, director, employee or consultant of Plus Products or its Subsidiaries;

(i)	Plus Products will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Plus Products and its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that Plus Products will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(j)	Plus Products will use commercially reasonable efforts to retain the services of its and its Subsidiaries’ existing employees and consultants (including Plus Products Senior Management) until the Closing Date, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants (including Plus Products Senior Management);

(k)	neither Plus Products nor its Subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(l)	Plus Products and its Subsidiaries will: (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects; and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws and for which adequate reserves or accruals in accordance with IFRS have been provided in Plus Products Financial Statements;

(m)	Plus Products and its Subsidiaries will not: (i) change their tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law; (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Plus Products Financial Statements); (iii) enter into any tax sharing, tax allocation or tax indemnification agreement; (iv) make a request for a tax ruling to any Governmental Authority; or (v) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(n)	Plus Products will not, and will not cause or permit its Subsidiaries to, settle or compromise any action, claim or other Proceeding: (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”); or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(o)	Plus Products will not, and will not cause or permit its Subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against Plus Products);

(p)	Plus Products will not, and will not cause or permit its Subsidiaries to, enter into or renew any Contract: (i) containing: (A) any limitation or restriction on the ability of Plus Products or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business; (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Plus Products or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted; (C) any limit or restriction on the ability of Plus Products or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees; or (D) containing any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(q)	Plus Products will not, and will not cause or permit any of its Subsidiaries to, take any action which would render any representation or warranty made by Plus Products in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Closing Date if then made; and

(r)	as is applicable, Plus Products will not, and will not cause or permit its Subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing, except as permitted above.

4.2	Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Date and the time that this Agreement is terminated in accordance with its terms, except: (i) with Plus Products’ consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed; (ii) as expressly permitted or specifically contemplated by this Agreement; or (iii) as is otherwise required by applicable Law or any Governmental Authority:

(a)	the businesses of the Purchaser and its subsidiaries will be conducted only in the ordinary course of business consistent in all respects with past practice, in accordance with applicable Laws, the Purchaser and its subsidiaries will comply with the terms of all material Contracts and the Purchaser and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships and keep available the services of its officers, employees and consultants of the Purchaser and its subsidiaries as a group;

(b)	without limiting the generality of Section 4.2(a) above, the Purchaser will not, directly or indirectly:

(i)	alter or amend the articles, by-laws or other constating documents of the Purchaser;

(ii)	split, divide, consolidate, combine or reclassify the Purchaser Common Shares or any other securities of the Purchaser or its subsidiaries;

(iii)	except in accordance with any normal course issuer bid, redeem, purchase or otherwise acquire or subject to any Encumbrance, any of its outstanding Purchaser Common Shares or other securities or securities convertible into or exchangeable or exercisable for Purchaser Common Shares or any such other securities or any shares or other securities of its subsidiaries;

(iv)	amend the terms of the Purchaser Common Shares;

(v)	except in connection with transactions permitted by Section 4.2(b)(iii) or Section 4.2(d)(ii), reorganize, amalgamate or merge the Purchaser or the Purchaser Material Subsidiaries with any other person;

(vi)	reduce the stated capital of the shares of the Purchaser or the Purchaser Material Subsidiaries;

(vii)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Purchaser;

(viii)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Purchaser Public Disclosure Record, as required by applicable Laws or under GAAP; or

(ix)	enter into, modify or terminate any contract with respect to any of the foregoing;

(c)	the Purchaser will immediately notify Plus Products orally and then as soon as reasonably practicable notify the Purchaser in writing of: (i) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; (ii) any breach of this Agreement by the Purchaser; or (iii) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Closing Date, inaccurate such that the conditions in Section 5.2(a) would not be satisfied;

(d)	the Purchaser will not, and will not cause or permit the Purchaser Material Subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, licence, dispose of or otherwise transfer any assets of the Purchaser or its subsidiaries, having a fair market value, individually or in the aggregate, in excess of US$500,000, other than in connection with its ordinary course of business, including, without limitation the negotiation of a secured credit facility with one or more financial institutions;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, other than: (A) the acquisition of any raw materials in the ordinary course of business pursuant to a Contract in existence on the date hereof; (B) acquisitions in the ordinary course of business; (C) transactions permitted by Section 4.2(b)(iii); or (D) transactions having a fair market value, individually or in the aggregate, not in excess of US$500,000; and

(iii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)	except as would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, the Purchaser will not, and will not cause or permit the Purchaser Material Subsidiaries to, directly or indirectly, terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Purchaser and its subsidiaries, taken as a whole;

(f)	except as would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, the Purchaser will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any material respect at any time prior to the Closing Date if then made; and

(g)	as is applicable, the Purchaser will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.3	Plus Products Circular

(a)	Plus Products will, in consultation with the Purchaser:

(i)	as soon as reasonably practicable after the Meeting Order promptly prepare the Plus Products Circular together with any other documents required by the BCBCA and other Applicable Laws in connection with the approval of the CCAA Plan by the creditors of Plus Products at the Meeting; and

(ii)	as soon as reasonably practicable after the issuance of the Meeting Order, cause the Plus Products Circular to be sent to the Noteholders, if deemed appropriate and required, in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Meeting Order and Applicable Laws.

(b)	Plus Products shall ensure that the Circular complies in all material respects with Applicable Laws, and, without limiting the generality of the foregoing, that the Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the creditors with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Meeting.

(c)	Plus Products shall use commercially reasonable efforts to obtain any required consents from its auditor and any other advisors to the use of any financial or other expert information required to be included in the Circular and to the identification in the Circular of each such advisor.

(d)	Plus Products will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Circular and other documents related thereto prior to filing the Circular with applicable Governmental Authorities and printing and mailing the Circular to the creditors and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Circular shall be provided by the Purchaser and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Circular.

(e)	Plus Products shall keep the Purchaser fully informed in a timely manner of any requests or comments made by any securities regulatory authorities in connection with the Circular.

(f)	Plus Products will each promptly notify the Purchaser if at any time before the Closing Date it becomes aware that the Circular or any other document filed in connection therewith contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the Purchaser setting out full particulars thereof.

4.4	List of Securityholders

Upon the reasonable request from time to time of the Purchaser, Plus Products will use commercially reasonable efforts to provide the Purchaser with lists (in electronic form) of: (a) the registered shareholders of Plus Products, together with their addresses and respective holdings of securities of Plus Products; and (b) the names and addresses and holdings of all persons having rights (including optionholders, warrantholders, holders of RSUs, or other rights) issued or granted by Plus Products to acquire securities of Plus Products. Plus Products will from time to time use commercially reasonable efforts to procure that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of securityholders (as appliable) of Plus Products, information regarding beneficial ownership of securities and lists of holdings and other assistance as the Purchaser may reasonably request.

ARTICLE 5
CONDITIONS

5.1	Conditions Precedent in favour of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the satisfaction or waiver of each of the following conditions precedent on or prior to Closing:

(a)	all representations and warranties of Plus Products and PPH contained in this Agreement will be true as of the Closing Date with the same effect as though made on and as of that date;

(b)	all covenants of Plus Products and PPH under this Agreement to be performed on or before the Closing (without giving effect to, applying or taking into consideration any Material Adverse Effect, Material Adverse Change or other materiality qualifications already contained in such covenants) shall have been duly performed by the Plus Group, and the Purchaser shall have received certificates of Plus Products and of PPH addressed to the Purchaser dated the Closing Date, signed on behalf of Plus Products by a senior executive officer of Plus Products and of PPH, respectively, confirming the same as at the Closing Date;

(c)	all regulatory licenses and permits required for the operation of the Business shall remain in good standing as of Closing and the Purchaser shall be satisfied that such licenses and permits will not be terminated, revoked, suspended or otherwise impaired as a result of the Transaction;

(d)	the Plus Products Management, and each of them, shall have entered into agreements with the Purchaser in form and substance satisfactory to the Purchaser and Plus Products, all acting reasonably;

(e)	there shall be no change of control or similar payments required by Plus Products or the Subsidiaries as a result of the Transaction or, if any such change of control or similar obligations exist, they will be extinguished or waived as of Closing to the satisfaction of the Purchaser;

(f)	upon completion of the Transaction, the Purchaser will own 100% of the outstanding securities of PPH free and clear of Encumbrances;

(g)	Plus Products and PPH shall have delivered all of Plus Products’ deliverables on Closing in accordance with this Agreement;

(h)	Plus Products and PPH shall have performed each of their respective obligations under this Agreement to the extent required to be performed on or before the Closing Date;

(i)	the Purchaser shall have obtained all requisite board approvals by December 20, 2021, as may be amended;

(j)	the Purchaser shall be satisfied that, as of the Closing Date, the Plus Group will have no obligation to assume, discharge, perform or fulfill any liabilities, debts, obligations, commitments or claims, direct or indirect, whether present or future, absolute, accrued or contingent of any kind whatsoever, except as set forth in the Amended and Restated Sanction Order and the CCAA Plan;

(k)	the Meeting Order and the Sanction Order shall have become Final Orders and shall not have been stayed, modified or amended unless in form and substance acceptable to the Parties;

(l)	the Purchaser shall be satisfied that, as of the Closing Date, the Plus Group will not be liable for any of pre-filing liabilities and post-filing claims, other than as set forth in the Amended and Restated Sanction Order and the CCAA Plan;

(m)	no Material Adverse Change respecting the Plus Group shall have occurred after the date of this Agreement;

(n)	the Purchaser shall be satisfied, acting reasonably, that there are no outstanding claims or rights or securities which could become claims or rights to any of the securities of Plus Products acquired by the Purchaser in connection with the transactions contemplated hereunder;

(o)	the Purchaser Note Indenture shall have been entered into between the Purchaser and the Trustee;

(p)	the Monitor shall have provided the Purchaser with confirmation in writing that:

(i)	there are no amounts outstanding as of the Closing Date that are secured by the Administration Charge (as such term is defined in the CCAA Plan);

(ii)	the professional fees of all parties who are entitled to benefit from the Administration Charge for services rendered up to and including the Closing Date have been issued and paid in full; and

(iii)	the Monitor has retained sufficient reserves in order to satisfy all further amounts secured by the Administration Charge that may be incurred until the Monitor is discharged from the CCAA Proceedings;

(q)	Plus Products shall have applied for and obtained a foreign recognition order from the 8th Judicial District Court, District of Nevada formally recognizing the Amended and Restated Sanction Order under the applicable Nevada state bankruptcy legislation, being NRS 30.040 et seq;

(r)	the transaction contemplated by this Agreement shall be approved by Purchaser’s senior secured lenders under the Purchaser Credit Facility as a “Permitted Acquisition” (as such term is defined in the Purchaser Credit Facility); and

(s)	PPH and the Subsidiaries shall have a minimum of US$5,500,000 in aggregate working capital on the Closing Date, and for the purposes of this condition: (A) “aggregate working capital” shall be mean the current assets minus current liabilities of PPH and the Subsidiaries taken on a consolidated basis; (B) “current assets” shall include cash or cash equivalents, accounts receivable, other current assets (including short term deposits supplier advances, legal retainers, other prepaids) and inventory (net of reserves, including finished goods, cannabis/cbd, raw materials and packaging); and (C) “current liabilities” shall include accounts payable and accrued liabilities (including price promotions, commissions, vacation, taxes, and audit), and if Plus Products shall dispute the determinations made by the Purchaser in connection with the satisfaction of such condition, Plus Products shall have 5 Business Days to appoint a mutually agreed upon, independent accountant who will have 10 Business Days following their appointment to make a determination based on the terms of this condition and whose determination shall be final and binding between the Parties for the purposes of the deemed satisfaction of this condition, and the Parties shall each bear their own proportion of the costs associated with retaining the independent accountant for the purposes of this condition.

The foregoing conditions are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing on such terms as the Purchaser may stipulate; provided, however, that the condition set forth in Section 5.1(q) shall only be capable of waiver by the Purchaser if has not been satisfied on or prior to the date that is 45 calendar days after the date on which the Sanction Order was granted.

5.2	Conditions Precedent in favour of Plus Products

The obligation of Plus Products to complete the Transaction is subject to the satisfaction or waiver of the following conditions precedent on or prior to Closing:

(a)	all representations and warranties of the Purchaser contained in this Agreement will be true as of the Closing Date with the same effect as though made on and as of that date;

(b)	the Purchaser shall have delivered all of the Purchaser’s deliverables on Closing in accordance with Section 6.2 of this Agreement; and

(c)	the Purchaser shall have performed each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date.

The foregoing conditions are for the exclusive benefit of Plus Products and may be waived by Plus Products in writing on such terms as the Plus Products may stipulate.

5.3	Mutual Conditions

The obligations of the Parties to complete the Transaction are subject to the satisfaction of the following conditions precedent:

(a)	the Purchaser shall have received at or prior to Closing: (i) any requisite consents or approvals from the Exchange; and (ii) any requisite shareholder approval and board (or equivalent governing body) approvals, in each case, of this Agreement and the Transaction;

(b)	the CCAA Plan, in form and substance acceptable to the Parties, shall have been approved by the Noteholders;

(c)	the Amended and Restated Sanction Order, in form and substance acceptable to the Parties, shall have been granted and will be a Final Order, and no order will have been issued and no action or proceeding will be pending to restrain or prohibit the completion of the Transaction;

(d)	all conditions precedent to implementation of the CCAA Plan shall have been satisfied or, where possible and as applicable, waived, other than any condition precedent requiring that all conditions precedent to this Agreement shall have been satisfied or waived;

(e)	all approvals and authorizations, including any Governmental Authority approvals and authorizations and third-party waivers required in connection with the consummation of the transactions contemplated by this Agreement shall have been provided or obtained on terms and conditions acceptable to the Parties, acting reasonably, at or before the Closing;

(f)	there shall have been no action taken under any Applicable Law or by any Governmental Authority or court which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction; and

(g)	the Closing shall have occurred on or before the Outside Date.

The Parties hereto acknowledge that the foregoing conditions are for the mutual benefit of Plus Products and the Purchaser.

5.4	Non-Satisfaction of Condition

If any condition precedent set out in this Article is not satisfied or waived prior to Closing, the Party for whose benefit the condition is inserted may elect by written notice to the other Party to terminate this Agreement.

5.5	U.S. Securities Law Matters

The Parties agree that the Transaction will be carried out with the intention that all Purchaser Common Shares, Purchaser Notes and Alternate Purchaser Notes to be issued pursuant to the Transaction (save and except the Incentive Shares) will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Transaction will be carried out on the following basis:

(a)	the Transaction will be subject to the approval of the Court at the Amended and Restated Sanction Order hearing;

(b)	the Court will be advised prior to the Amended and Restated Sanction Order hearing as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act in respect of the issuance of the Purchaser Common Shares, Purchaser Notes and Alternate Purchaser Notes;

(c)	the Court will be required to satisfy itself at the Amended and Restated Sanction Order hearing as to the procedural and substantive fairness of the Transaction to all Persons affected by the CCAA Plan;

(d)	Plus Products will cause each person entitled to receive the Purchaser Common Shares, Purchaser Notes and Alternate Purchaser Notes on completion of the Transaction (excluding the Exempt Grantees) to be issued notice: (i) of the Amended and Restated Sanction Order hearing, including of any Person’s right to appear thereat; and (ii) that the Purchaser Common Shares, Purchaser Notes and Alternate Purchaser Notes issued pursuant to the Transaction have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and, in the case of “affiliates” of the Purchaser, shall be subject to certain restrictions on resale under U.S. securities laws, including Rule 144 under the U.S. Securities Act; and

(e)	the Amended and Restated Sanction Order will state that it shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act from the registration requirements imposed by that act as regarding the issuance of the Purchaser Notes, Alternate Purchaser Notes, and the Purchaser Common Shares (apart from the Incentive Shares) under the CCAA Plan, and that the Court was advised prior to the Amended and Restated Sanction Order hearing that the Amended and Restated Sanction Order would be relied upon for such purpose.

ARTICLE 6
CLOSING

6.1	Closing

The Closing will take place at the offices of Fasken Martineau DuMoulin LLP, legal counsel to Plus Products, in the City of Vancouver on the Closing Date or as otherwise determined by mutual agreement of the Parties in writing.

6.2	Purchaser’s Deliveries on Closing

On or before the Closing Date, the Purchaser shall deliver or cause to be delivered the following, each of which will be in form and substance satisfactory to Plus Products and the Monitor, acting reasonably:

(a)	certificates and other instruments, as applicable, representing the Consideration;

(b)	a certificate of the Purchaser dated the Closing Date, confirming that all of the representations and warranties of the Purchaser contained in this Agreement are true as of the Closing Date, with the same effect as though made on and as of the Closing Date, and that each of the conditions precedent in Section 5.1 have been satisfied or waived as of the Closing Date; and

(c)	such further and other documentation as is referred to in this Agreement to give effect to this Agreement.

6.3	Plus Products’ Deliveries on Closing

On or before the Closing Date, Plus Products shall deliver or cause to be delivered to the Purchaser the following, each of which will be in form and substance satisfactory to the Purchaser, acting reasonably:

(a)	a certificate or certificates, DRS advice or electronic deposit, as directed by the Purchaser, representing the Acquired Securities;

(b)	a certificate of an officer of each of Plus Products and PPH dated the Closing Date confirming that all of the representations and warranties of Plus Products and PPH, respectively, contained in this Agreement are true as of the Closing Date, with the same effect as though made on and as of the Closing Date and that each of the conditions precedent in Section 5.2 have been satisfied or waived as of the Closing Date;

(c)	certified copies of the resolutions duly passed by Plus Products as sole shareholder of PPH approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(d)	certified copies of the resolutions duly passed by the PPH Board approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(e)	a copy of the signed Monitor’s Certificate; and

(f)	such further and other documentation as is referred to in this Agreement or as the Purchaser may reasonably require to give effect to this Agreement and the transactions contemplated hereunder.

6.4	Conduct of Business Before Closing

(a)	Within 10 days from the date hereof or such later date mutually agreed to by the Parties, Plus Products will make an application to the Court for, and will use commercially reasonable efforts to obtain, the Meeting Order. Unless agreed otherwise by the Parties, the Meeting Order shall provide that shareholders of Plus Products will not be entitled to a vote on the CCAA Plan. The Parties acknowledge that if the form of Meeting Order or of the CCAA Plan are varied by the Court, any such variance shall be in form and substance satisfactory to each of the Parties and the Monitor, acting reasonably.

(b)	Within 10 days of approval of the CCAA Plan by the Required Majority (as defined in the CCAA Plan) in accordance with the Meeting Order, or such later date mutually agreed to by the Parties, Plus Products shall make an application to the Court for, and will use commercially reasonable efforts to obtain, the Sanction Order. The Parties acknowledge that if the agreed upon form of Sanction Order is varied by the Court, any such variance shall be in form and substance satisfactory to each of the Parties and the Monitor, acting reasonably. As the Company obtained the Sanction Order in accordance with the Plan, the Company shall use all commercially reasonable efforts to obtain the Amended and Restated Sanction Order on or before April 30, 2022.

(c)	Subject to the terms of this Agreement, the grant of the Amended and Restated Sanction Order and compliance with all applicable legal requirements, the Purchaser shall (in each case, if applicable) as promptly as reasonably practicable, procure the consent and approval of the Exchange to this Agreement, the Transaction and the CCAA Plan, including the Consideration payable thereunder, as applicable.

6.5	Mutual Termination and Limited Due Diligence Condition Termination

This Agreement, and the obligations of both Parties hereunder, may be terminated at any time: (a) by mutual agreement between: (i) the Purchaser; and (ii) Plus Products, with the consent of the Monitor; and (b) up to the time of the commencement of the hearing for the granting of the Meeting Order if the Purchaser has not satisfied itself with its due diligence investigations (acting reasonably and in good faith) in respect of the Plus Group and its Business on or prior to the commencement of such hearing.

6.6	Termination

If either the Purchaser or Plus Products validly terminates this Agreement pursuant to the provisions of Section 5.4 of this Agreement, or if the Parties mutually agree to terminate this Agreement or if the Purchaser terminates prior to the granting of the Meeting Order for due diligence reasons pursuant to Section 6.5 of this Agreement:

(a)	all the obligations of both the Purchaser and Plus Products pursuant to this Agreement will be at an end; and

(b)	neither Party will have any right to specific performance or other remedy against, or any right to recover damages or expenses from, the other, except that any liability of Plus Products to pay the Termination Fee that is owed but unpaid at the time of termination of this Agreement, which shall survive any termination hereof; provided, however, that neither the termination of this Agreement will relieve Plus Products from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination of this Agreement.

6.7	Termination Fee

Subject to the Court granting the Meeting Order, Plus Products shall pay, or cause its Subsidiaries to pay (or any of them) to the Purchaser, in immediately available funds, a break fee in the amount of US$600,000 (the “Termination Fee”) in the event that the Court approves an alternative transaction and such transaction completes.

6.8	Costs

Each of the Purchaser and Plus Products shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Transaction.

6.9	Public Announcement

Except as otherwise required by applicable law or as contemplated herein, each of the Purchaser and Plus Products shall not (and shall cause their respective affiliates, employees, officers, directors, representatives and advisors not to), without the prior written approval of the other party, disclose, directly or indirectly, in whole or in part (including but not limited to the issuing of any press release or the making of any other public announcement), the existence or terms of this Agreement or the fact that it is involved in discussions involving a possible transaction, to any Person.

6.10	Confidentiality

This Agreement is subject to the terms of the Confidentiality Agreement.

6.11	No Solicitation

Plus Group shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations, including, without limitation, through any of its respective representatives, officers, directors, employees, significant shareholders, creditors and agents (collectively, the “Restricted Parties”), if any, with any third parties other than the Purchaser, initiated on or before the date of this Agreement with respect to any actual or potential acquisition or restructuring transaction. Plus Group shall immediately discontinue, and shall cause its Representatives to discontinue access to any of their confidential information and not allow or establish access to any of their confidential information, or any data room, virtual or otherwise and shall promptly request the return or destruction of all confidential information regarding the Plus Group provided to any third party in connection with a potential or actual acquisition or restructuring proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honored in accordance with the terms of any confidentiality agreement governing such information. Plus Group agrees that it shall not terminate, waive, release, amend, modify or otherwise forbear from the enforcement of, and agrees to take all necessary actions to actively prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it is a party.

The Plus Group and the Restricted Parties shall not, directly or indirectly encourage, solicit, initiate or facilitate discussions with or engage in negotiations with any person or entity (whether such negotiations are initiated by a Restricted Party or otherwise, including by way of furnishing information or entering into any form of agreement, arrangement or understanding), other than the Purchaser, relating in any way to the acquisition, sale or disposition of all or substantially all of the debt, equity securities or assets of the Plus Group or the Business, unless otherwise directed or required by the Court.

ARTICLE 7
GENERAL

7.1	Paramountcy

In the event of any conflict or inconsistency between the provisions of this Agreement or any other agreement relating to the Transaction, the provisions of this Agreement will prevail to the extent of such conflict or inconsistency.

7.2	Commission

Each Party acknowledges that there are no other agent or broker fees or other commissions payable by such Party on the Consideration (including, in particular, the Purchaser Notes, the Alternate Purchaser Notes, Purchaser Common Shares, Incentive Shares, Purchaser RSUs or Purchaser Retention RSUs), or otherwise in connection with the Transaction.

7.3	Time of Essence

Time is of the essence of this Agreement.

7.4	Notices

Any Communication must be in writing and either delivered personally or by courier, sent by prepaid registered mail or transmitted by facsimile, e-mail or functionally equivalent electronic means of transmission, charges (if any) prepaid. Any Communication must be sent to the intended recipient at its address as follows:

(a)	to Plus Products or PPH at:

340 S. Lemon Avenue #9392
Walnut, CA 91789

Attention: Jake Heimark
Email: [REDACTED]

with a copy to:

Fasken Martineau DuMoulin LLP
2900 – 550 Burrard Street
Vancouver, BC V6C 0A3

Attention: Mike Stephens; Kibben Jackson
E-mail:    mstepehens@fasken.com; kjackson@fasken.com

(b)	to the Purchaser at:

Glass House Brands Inc.
3645 Long Beach Boulevard
Long Beach, California 90807

Attention: Jamin Horn, General Counsel and Corporate Secretary
Email:    [REDACTED]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza, 40 King St. W.
Toronto, ON M5H 3C2

Attention: Andrea FitzGerald
E-mail: afitzgerald@cassels.com

(c)	to the Monitor at:

PricewaterhouseCoopers Inc., in its capacity as the court-
appointed monitor of Plus Products
Suite 1400, 250 Howe Street
Vancouver, BC V6C 3S7

Attention: Michelle Grant and Claire Wheldon
E-mail:    [REDACTED]

or at any other address as any Party may at any time advise the other by Communication given or made in accordance with this Section 7.4. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is delivered at that Party’s address, provided that if that day is not a Business Day then the Communication will be deemed to have been given or made and received on the next Business Day. Any Communication sent by prepaid registered mail will be deemed to have been given or made and received on the fifth Business Day after which it is mailed. If a strike or lockout of postal employees is then in effect, or generally known to be impending, every Communication must be delivered personally or by courier or transmitted by facsimile, e-mail or functionally equivalent electronic means of transmission. Any Communication transmitted by facsimile, e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it is transmitted; but if the Communication is transmitted on a day which is not a Business Day or after 4:00 pm (local time of the recipient), the Communication will be deemed to have been given or made and received on the next Business Day.

7.5	Severability

Each Section of this Agreement is distinct and severable. If any Section of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that Section, in whole or in part, will not affect the legality, validity or enforceability of the remaining Sections of this Agreement, in whole or in part, or the legality, validity or enforceability of that Section, in whole or in part, in any other jurisdiction.

7.6	Amendment and Waiver

No amendment, discharge, modification, restatement, supplement, termination or waiver of this Agreement or any Section of this Agreement is binding unless it is in writing and executed by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any Section of this Agreement constitutes a waiver of any other Section (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

7.7	Further Assurances

Each Party will, at the requesting Party’s cost and expense, execute and deliver any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the requesting Party to give effect to this Agreement and, without limiting the generality of this Section 7.7, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide any assurances, undertakings and information as may be required at any time by all Governmental Authorities. For greater certainty, Plus Products shall execute and deliver, or cause to be executed and delivered, any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the Purchaser to give effect to this Agreement and the Transaction, including causing Plus Products to execute and deliver such documents necessary or desirable to effect the issuance of the Acquired Securities to the Purchaser.

7.8	Assignment and Enurement

Neither this Agreement nor any right or obligation under this Agreement may be assigned by either Party without the prior written consent of the other Party, provided that the Purchaser may assign this Agreement and their rights and benefits thereunder to Affiliates of the Purchaser. This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

7.9	Counterparts and Electronic Delivery

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and each of which may be delivered by facsimile, e-mail or other functionally equivalent electronic means of transmission and those counterparts will together constitute one and the same instrument.

7.10	No Contra Proferentem

This Agreement has been reviewed by each Party’s professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, it expresses their agreement, and if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PLUS PRODUCTS INC.

Per:	(Signed)
	Name:	Jake Heimark
	Title:	Chief Executive Officer

PLUS PRODUCTS HOLDINGS INC.

Per: (Signed)
Name:	Jake Heimark
Title:	Chief Executive Officer

GLASS HOUSE BRANDS INC.

Per:	(Signed)
	Name:	Kyle D. Kazan
	Title:	Chairman and Chief Executive Officer

Amended and Restated Acquisition Agreement – Signature Page

Schedule “A”

CCAA PLAN

No. S-218089

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT,

R.S.C. 1985, c. C-36, AS AMENDED

AND

IN THE MATTER OF PLUS PRODUCTS INC.

PETITIONER

FURTHER AMENDED PLAN OF COMPROMISE,

ARRANGEMENT AND REORGANIZATION

MARCH 25, 2022

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	1

1.1	Definitions	1
1.2	Construction	7
1.3	Interest	8

ARTICLE 2 PURPOSE, EFFECT OF PLAN AND OPERATIONS	8

2.1	Purpose of Plan	8
2.2	Overview of Plan	8
2.3	Persons Affected by the Plan	9
2.4	Unaffected Claims	9

ARTICLE 3 CLASSIFICATION OF CREDITORS, VOTING CLAIMS AND RELATED MATTERS	10

3.1	Claims Process	10
3.2	Classes of Creditors	10
3.3	Meeting	10
3.4	Noteholder Claimant Vote	10
3.5	Parties Not Entitled to Vote	10
3.6	Fractions	10
3.7	Approval by Required Majority	11
3.8	Assignment of Noteholder Claimant Claims	11

ARTICLE 4 DISTRIBUTIONS AND PAYMENTS	11

4.1	Distributions to Noteholder Claimants	11
4.2	Taxes	11
4.3	Undeliverable Distributions	11
4.4	Assignment of Claims Subsequent to the Meeting	12
4.5	Distributions to Existing Company Securities-holders, Plus Products Management and Plus Products Employees	12
4.6	Crown Priority Claims	13

ARTICLE 5 SANCTION ORDER, ARSO AND CONDITIONS TO PLAN IMPLEMENTATION	14

5.1	Application for Sanction Order and ARSO	14
5.2	Effect of the ARSO	14
5.3	Conditions Precedent to Plan Implementation	15
5.4	Failure to Satisfy Conditions Precedent	16

ARTICLE 6 RESTRUCTURING AND PLAN IMPLEMENTATION	16

6.1	Corporate and Other Authorizations	16
6.2	Plan Transactions	17

ARTICLE 7 EFFECT OF PLAN	17

7.1	Binding Effect of the Plan	17
7.2	Released Parties	18
7.3	Claims Not Released	19
7.4	Consents, Waivers and Agreements at the Effective Time	19

- ii -

ARTICLE 8 GENERAL	20

8.1	Amendments to the Plan	20
8.2	Severability	20
8.3	Deeming Provisions	20
8.4	Paramountcy	20
8.5	Set-Off	20
8.6	Responsibilities of the Monitor	21
8.7	Different Capacities	21
8.8	Further Assurances	21
8.9	Governing Law	21
8.10	Notices	21

FURTHER AMENDED PLAN OF COMPROMISE, ARRANGEMENT AND

REORGANIZATION

This is the further amended plan of compromise, arrangement and reorganization of the Company, made pursuant to the Companies’ Creditors Arrangement Act.

ARTICLE 1

INTERPRETATION

1.1            Definitions

In the Plan, unless otherwise stated or the context otherwise requires:

“Acquired Securities” has the meaning attributed to it at section 1.1(d) of the Acquisition Agreement.

“Acquisition Agreement” means the acquisition agreement among the Purchaser, the Company and PPH dated December 17, 2021, as amended pursuant to the Amendment to Acquisition Agreement dated January 17, 2022, and as further amended and restated on the date hereof, pursuant to which, among other things, the Purchaser will purchase the Acquired Securities and the Net Intercompany Receivable.

“Acquisition Transaction” means, collectively, the transactions contemplated by the Acquisition Agreement.

“Administration Charge” means the charge provided for at paragraph 30 of the ARIO, securing the fees and disbursements of the Monitor, counsel to the Monitor and counsel to the Company.

“Affiliate” has the meaning ascribed to such term in the BC BCA.

“Alternate Purchaser Notes” means the unsecured convertible debenture notes, each having substantially the terms and conditions set forth in Schedule “E” to the Acquisition Agreement, which, together with the Purchaser Notes, have an aggregate face value of $20,504,850.96 (representing 100% of the principal value and accrued interest of the Secured Debentures as of the Filing Date).

“ARIO” means the Amended and Restated Initial Order granted by the Court in the CCAA Proceedings on September 22, 2021.

“ARSO” means the Amended and Restated Sanction Order granted by the Court in the CCAA Proceedings that, among other things, sanctions, authorizes and approves, and directs the Company to implement and complete the Plan, the Acquisition Agreement, the Plan Transactions and the Acquisition Transaction, and which is granted upon the Court being advised prior to the ARSO hearing that the ARSO shall serve as the basis for reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by that act as regarding the Purchaser Notes, Alternate Purchaser Notes, and Purchaser Common Shares to be issued pursuant to the Acquisition Transaction, and that includes a statement to such effect.

“BC BCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended.

“Broadridge Search” means the search conducted by Broadridge Financial Solutions Inc. of the CDS, which shall identify: (a) all Noteholders that hold Secured Debentures through the CDS; and (b) the value of each such Noteholder’s Claim.

“Broadridge Search Date” means the date of the Broadridge Search results received by the Debenture Trustee.

“Business” means the ordinary and going concern business of the Company and the Operating Subsidiaries.

“Business Day” means a day, other than a Saturday, Sunday or a statutory holiday, on which banks are generally open for business in Vancouver, British Columbia.

“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended.

“CCAA Charges” means, collectively, the Administration Charge, the Intercompany Charge and the D&O Charge.

“CCAA Proceedings” means the proceedings commenced by the Company under the CCAA on the Filing Date in Supreme Court of British Columbia Action No. S-218089, Vancouver Registry.

“CDS” means CDS Clearing and Depository Services Inc.

“Claim” means: (a) any right or claim that is provable under the Bankruptcy and Insolvency Act of any Person where such right or claim was in existence on the Filing Date, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind whatsoever of the Company, and any accrued interest thereon and costs payable in respect thereof up to and including the Filing Date, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, including the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, which indebtedness, liability or obligation is based in whole or in part on facts which existed prior to the Filing Date, and includes Tax Claims and any other claims that would have been claims provable in bankruptcy had the Company become bankrupt on the Filing Date; and (b) any right or claim of any Person against one or more of the Directors or Officers that relates to a Claim described in paragraph (a) of this definition howsoever arising for which one or more of the Directors or Officers are by statute or otherwise by law liable to pay in their capacity as a Director or Officer or in any other capacity.

“Claims Process” means the process established by the Claims Process Order for determining the validity and quantum of Claims, including for voting and distribution purposes under the Plan.

“Claims Process Order” means the Order made on September 22, 2021 establishing the Claims Process, as such Order may be amended and supplemented from time to time.

“Class” means, collectively, the Noteholder Claimants, which shall comprise a class for the purposes of consideration and voting upon the Resolution.

“Closing Date” means the date of completion and closing of the Acquisition Transaction, and implementation of the Plan.

“Company” means Plus Products Inc.

“Company Common Shares” means any and all common shares in the capital of the Company issued and outstanding, including all classes thereof.

“Conditions Precedent” means those conditions precedent to the implementation of the Plan as set forth in article 5.3 hereof.

“Court” means the Supreme Court of British Columbia.

“Crown Priority Claims” means those amounts as described in article 4.6 hereof.

“D&O Charge” means the charge in favour of the Directors and Officers provided for at paragraph 21 of the ARIO, securing the Company’s indemnity obligations to the Directors and Officers as set forth in the ARIO.

“Debenture Trustee” means Odyssey Trust Company, in its capacity as trustee of the holders of the Secured Debentures.

“Directors” means, collectively, all current and former directors of the Company.

“Distribution Date” means that date that is within 30 days after the Effective Date, or such later date as may be determined by the Company with the consent of the Monitor.

“Effective Date” means the Business Day on which the Company confirms to the Monitor in writing that each of the Conditions Precedent have been satisfied or waived.

“Effective Time” means 5:00 p.m. (Vancouver time) on the Effective Date.

“Exempt Grantees” has the meaning attributed to it at section 2.5 of the Acquisition Agreement. For clarity, all Exempt Grantees are also members of the Plus Products Management.

“Existing Company Securities” means the Company Common Shares, and any and all restricted stock units, options and warrants issued by the Company to acquire any of the Company Common Shares, and any other document, instrument or writing of the Company commonly knowns as a security.

“Existing Company Securities-holders” means those Persons holding a beneficial interest in any Existing Company Securities.

“Filing Date” means September 13, 2021.

“Incentive Shares” means 208,635 common shares in the capital of the Purchaser.

“Indenture” means the indenture among the Company and the Debenture Trustee dated February 28, 2019, as amended by the Supplemental Indenture.

“Initial Order” means the Order granted by the Court in the CCAA Proceedings on September 13, 2021.

“Intercompany Charge” means the charge provided for at paragraph 32 of the ARIO, securing the obligations of the Company to the Operating Subsidiaries as set forth in the ARIO.

“Intercompany Claim” means any claim of any one of the Operating Subsidiaries arising in respect of an Intercompany Payable.

“Intercompany Payables” means any amount owing by the Company to any of the Operating Subsidiaries, including any obligations incurred after the Filing Date in order to finance the continuation of the Business or the preservation of the Property (as defined in the ARIO), which obligations may include payments by any one of the Operating Subsidiaries in respect of obligations incurred by the Company.

“Intercompany Receivables” means any amount owing to the Company by any of the Operating Subsidiaries, including any obligations incurred after the Filing Date.

“Meeting” means the meeting called, convened and conducted in accordance with the Plan and the Meeting Order at which the Debenture Trustee, as agent of the Noteholder Claimants, voted on the Resolution in accordance with the Noteholder Claimant Vote.

“Meeting Date” means the date of the Meeting as set out in the Meeting Order.

“Meeting Order” means the Order sought approving the Acquisition Agreement, establishing the Class for the purposes of the Plan and for voting purposes, and directing the calling and holding of the Noteholder Claimant Vote and the Meeting, as such Order may be amended and supplemented from time to time.

“Monitor” means PricewaterhouseCoopers Inc., in its capacity as the Court-appointed monitor of the Company appointed pursuant to the Initial Order.

“Monitor’s Implementation Certificate” means a certificate to be filed by the Monitor in the CCAA Proceedings confirming that the Plan Transactions and the Acquisition Transaction have completed and that the Plan has been implemented in accordance with its terms.

“Net Intercompany Receivable” means, on the Effective Date, that amount of Intercompany Receivables remaining after set-off of all Intercompany Payables.

“New Share” means one new common share of the Company to be issued pursuant to the provisions of this Plan.

“Noteholder” means a Person that holds a Secured Debenture.

“Noteholder Claimant” means any and all Noteholders that are Noteholders as at the Broadridge Search Date.

“Noteholder Claimant Claim” means a Claim of a Noteholder Claimant, as finally determined for distribution purposes in accordance with the Claims Process Order and any other applicable Order.

“Noteholder Claimant Election” means the option for each Noteholder Claimant to, in accordance with article 4.1 hereof, elect to receive: (a) Alternate Purchaser Notes instead of Purchaser Notes for up to a maximum of 40% of the amount of their Noteholder Claimant Claim; plus (b) Purchaser Notes in the amount of the balance their Noteholder Claimant Claim.

“Noteholder Claimant Election Form” means the election form to be delivered to the Monitor by Noteholder Claimants that wish to make the Noteholder Claimant Election, which shall be in substantially the form attached to the Sanction Order.

“Noteholder Claimant Election Form Deadline” means 5:00 p.m. (Vancouver time) on April 11, 2022.

“Noteholder Claimant Election Revocation Form” means the election form to be delivered to the Monitor by Noteholder Claimants that had previously made the Noteholder Claimant Election and that subsequently wish to revoke such election, which shall be in substantially the form attached to the ARSO.

“Noteholder Claimant Vote” means the process through which the Noteholder Claimants may vote on the Resolution, as set forth in the Meeting Order.

“Officers” means, collectively, all current and former officers of the Company.

“Operating Subsidiaries” means, collectively: PPH; Carberry LLC, a limited liability company existing under laws of the State of California; Josiah Distribution LLC, a limited liability company existing under the laws of the State of California; Uplift Services LLC, a limited liability company existing under the laws of the State of California; Plus Products Nevada LLC, a limited liability company existing under the laws of the State of Nevada; Plus Products Wonders LLC, a limited liability company existing under the laws of the State of Nevada; and Plus Products Services LLC, a limited liability company existing under the laws of the State of Nevada.

“Order” means an order of the Court made in the CCAA Proceedings.

“Person” means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan” means this plan of compromise and arrangement filed by the Company pursuant to the CCAA, including any Schedules hereto, as may be further amended, varied or supplemented hereafter in accordance with the terms hereof, or made at the direction of the Court in accordance with the Meeting Order.

“Plan Transactions” means those transaction to be implemented and completed as described in article 6.2 hereof.

“Plus Products Employees” has the meaning set forth in article 4.5(c) hereof.

“Plus Products Management” means the directors, management, and certain key employees of the Company, as set forth at Schedule “C” of the Acquisition Agreement.

“Post-Filing Claim” means any indebtedness, liability or obligation of the Company of any kind that arises after the Filing Date.

“PPH” means Plus Products Holdings Inc., a corporation existing under the laws of the State of Nevada.

“Purchaser” means Glass House Brands Inc., or its nominee(s).

“Purchaser Common Shares” means 2,102,654 common shares in the capital of the Purchaser.

“Purchaser Earnout RSUs” means 1,300,000 restricted stock units of the Purchaser, each having terms to be agreed upon between the Company and the Purchaser and acceptable to the Monitor, all acting reasonably, which shall be conclusively evidenced by the applicable RSU Agreement executed by the Purchaser and the grantee.

“Purchaser Incentive RSUs” means 44,791 restricted stock units of the Purchaser, each having terms to be agreed upon between the Company and the Purchaser and acceptable to the Monitor, all acting reasonably, which shall be conclusively evidenced by the applicable RSU Agreement executed by the Purchaser and the grantee.

“Purchaser Notes” means unsecured convertible debenture notes, each having substantially the terms and conditions set forth in Schedule “D” to the Acquisition Agreement, which, together with the Alternate Purchaser Notes, have an aggregate face value of $20,504,850.96 (representing 100% of the principal value and accrued interest of the Secured Debentures as of the Filing Date).

“Purchaser RSUs” means, collectively, the Purchaser Earnout RSUs, the Purchaser Incentive RSUs, and the Purchaser Retention RSUs.

“Purchaser Retention RSUs” means 450,000 restricted stock units of the Purchaser, each having terms to be agreed upon between the Company and the Purchaser and acceptable to the Monitor, all acting reasonably, which shall be conclusively evidenced by the applicable RSU Agreement executed by the Purchaser and the grantee.

“Recognition Order” has the meaning set forth in article 5.3(g) hereof.

“Released Matters” has the meaning set forth in article 7.2 hereof.

“Released Parties” means, collectively, and in their capacities as such: (a) the Company; (b) the Directors and Officers; (c) legal counsel to the Company; (d) the Monitor and its legal counsel; (e) the Purchaser; and (f) legal counsel to the Purchaser.

“Required Majority” means that number of Voting Noteholder Claimants representing a majority in number of the Voting Noteholder Claimants, and whose Voting Noteholder Claimant Claims represent at least two-thirds in value of the Voting Noteholder Claimant Claims validly voting in favour of the Resolution in accordance with the Noteholder Claimant Vote.

“Resolution” means the resolution to approve the Plan and the transactions contemplated thereby and which will be voted on by the Class (i.e. the Noteholder Claimants) by way of the Noteholder Claimant Vote.

“RSU Agreements” means the agreements to be entered into between the Purchaser and each of the grantees of the Purchaser RSUs on the Closing Date.

“Sanction Order” means the Order made under the CCAA dated January 28, 2022, that, among other things, sanctioned, authorized and approved, and directed the Company to implement and complete the Plan, the Acquisition Agreement, the Plan Transactions and the Acquisition Transaction.

“Secured Debentures” means the debentures issued under the Indenture, as amended by the Supplemental Indenture.

“Stay Period” has the meaning set out at paragraph 11 of the Initial Order, as amended from time to time by subsequent Orders.

“Supplemental Indenture” means the supplemental indenture among the Company and the Debenture Trustee dated February 25, 2021.

“Tax” or “Taxes” means any and all amounts subject to a withholding or remitting obligation and any and all taxes, duties, fees, and other governmental charges, duties, impositions and liabilities of any kind whatsoever whether or not assessed by the Taxing Authorities (including any Claims by any of the Taxing Authorities), including all interest, penalties, fines, fees, other charges and additions with respect to such amount.

“Tax Claim” means any Claim against the Company for any Taxes in respect of any taxation year or period ending on or prior to the Filing Date, and in any case where a taxation year or period commences on or prior to the Filing Date, for any Taxes in respect of or attributable to the portion of the taxation period commencing prior to the Filing Date and up to and including the Filing Date. For greater certainty, a Tax Claim shall include, without limitation, any and all Claims of any Taxing Authority in respect of transfer pricing adjustments and any Canadian or non-resident Tax related thereto.

“Taxing Authorities” means Her Majesty the Queen in right of Canada, Her Majesty the Queen in right of any province or territory of Canada, the Canada Revenue Agency and any similar revenue or taxing authority of any state, province, territory or other political subdivision in any other jurisdiction outside of Canada.

“Unaffected Claims” means all claims that are not Noteholder Claimant Claims, including any:

(a)	Claim of an employee of the Company for wages, including accrued vacation liabilities and severance or termination pay;

(b)	Claims secured by any of the CCAA Charges;

(c)	Claim that cannot be compromised due to the provisions of sections 5.1(2) and 19(2) of the CCAA;

(d)	Claims in respect of any payments referred to in sections 6(3), 6(5) and 6(6) of the CCAA;

(e)	Post-Filing Claim;

(f)	Intercompany Claim;

(g)	Tax Claim; and

(h)	Crown Priority Claim.

“Undeliverable Distributions” has the meaning set forth in article 4.3 hereof.

“Undeliverable Distribution Date” has the meaning set forth in article 4.3 hereof.

“U.S. Securities Act” means the Securities Act of 1933, 15 U.S.C. § 77a et seq., as amended.

“Voting Noteholder Claimant” means any Noteholder Claimant that validly votes on the Resolution by way of the Noteholder Claimant Vote.

“Website” means https://www.pwc.com/ca/plusproducts.

1.2            Construction

In the Plan, unless otherwise stated or the context otherwise requires:

(a)	the division of the Plan into articles and sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation of the Plan;

(b)	the words “hereunder”, “hereof”, and similar expressions, refer to the Plan and not to any particular article, section or schedule and references to articles, sections and schedules are to articles and sections of, and schedules to the Plan;

(c)	words importing the singular include the plural and vice versa and words importing any gender include all genders;

(d)	the words “includes” and “including”, and similar terms of inclusion shall not, unless expressly modified by the words only or solely, be construed as terms of limitation, but rather shall mean “includes without limitation”, or “including without limitation”, as applicable, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)	a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced, and includes any regulation made thereunder;

(f)	a reference to any agreement, indenture or other document is to that document as amended, supplemented, restated or replaced from time to time;

(g)	unless otherwise specified, all references to dollar amounts or to the symbol $ are references to Canadian dollars; and

(h)	unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Vancouver, British Columbia, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

1.3            Interest

Interest shall not accrue or be paid on any Noteholder Claimant Claims after the Filing Date, and no Noteholder Claimant Claims shall be entitled to interest accruing on or after the Filing Date.

ARTICLE 2

PURPOSE, EFFECT OF PLAN AND OPERATIONS

2.1            Purpose of Plan

The purpose of the Plan is to: (a) facilitate a restructuring transaction whereby, pursuant to this Plan and the Acquisition Agreement, the Purchaser will acquire: (i) all issued and outstanding shares and other securities of PPH (i.e. the Acquired Securities) and (ii) the Net Intercompany Receivable; (b) effect a compromise and settlement of all Noteholder Claimant Claims through the cancellation of the Secured Debentures and the distribution of the Purchaser Notes and the Alternate Purchaser Notes, as applicable; (c) cancel the Existing Company Securities and effect a distribution of the Purchaser Common Shares to the Existing Company Securities-holders; and (d) provide for the grant by the Purchaser of the Purchaser RSUs and the Incentive Shares to the Plus Products Management and the Plus Products Employees.

2.2            Overview of Plan

The Plan is to be implemented concurrently with the closing of the Acquisition Transaction. Implementation of the Plan will begin on the Effective Date, and distribution of the Purchaser Notes and Alternate Purchaser Notes to the Noteholder Claimants (as discussed below) will begin on the Distribution Date. Following such distributions, on the Closing Date: (a) the Purchaser and the Debenture Trustee will cause to be issued the Purchaser Common Shares and the Incentive Shares to the Existing Company Securities-holders and the Exempt Grantees, respectively; and (b) the Purchaser RSUs shall be awarded to the Plus Products Management and Plus Products Employees. Following such distributions, the Acquisition Transaction will complete, the Plan will have been implemented in accordance with its terms, and the Monitor’s Implementation Certificate will be filed.

Pursuant to the Acquisition Agreement: (a) the Purchaser is to acquire the Acquired Securities and the Net Intercompany Receivable; and (b) the Purchaser will: (i) issue the Purchaser Notes and the Alternate Purchaser Notes to the Noteholder Claimants (ii) issue the Purchaser Common Shares and the Incentive Shares to the Existing Company Securities-holders and Exempt Grantees, respectively; and (iii) grant the Purchaser RSUs to the Plus Products Management and the Plus Products Employees, all as set out herein. Pursuant to the Plan, on the Effective Date the Secured Debentures will be cancelled, and on the Closing Date the Existing Company Securities will be cancelled.

Upon implementation of the Plan, the Noteholder Claimants will have released the Company of all Noteholder Claimant Claims, including Claims against the Directors and Officers for which they are liable by virtue of them being a Director and Officer, with the exception of Unaffected Claims.

As further detailed herein, Noteholder Claimants will either: (a) receive Purchaser Notes; or (b) make the Noteholder Claimant Election and receive: (i) Alternate Purchaser Notes instead of Purchaser Notes for up to a maximum of 40% of the amount of their Noteholder Claimant Claim; plus (b) Purchaser Notes in the amount of the balance of their Noteholder Claimant Claim.

The Company shall cause to be sent to all Noteholders and Existing Company Securities-holders, within a reasonable period of time prior to the ARSO hearing, notice of such hearing in a form acceptable to the Purchaser and the Monitor.

The Purchaser Notes, Alternate Purchaser Notes, Purchaser Common Shares, and Incentive Shares to be distributed under the Plan are to be provided by the Purchaser pursuant to the Acquisition Agreement, and distributions are to be made in accordance with the terms hereof. The ARSO will be relied upon as the basis upon which the issuance of the Purchaser Notes, the Alternate Purchaser Notes and the Purchaser Common Shares are exempted from the registration requirements set forth in the U.S. Securities Act. It is condition precedent to the Acquisition Agreement that the Plan, as may be amended from time to time, be approved by the Required Majority and the Court in the CCAA Proceedings.

Absent the Purchaser Notes and the Alternate Purchaser Notes to be provided by the Purchaser pursuant to the Acquisition Agreement, there would be effectively no means by which to satisfy the Noteholder Claimant Claims. Accordingly, the Plan is premised on the expectation that affected stakeholders will derive a significantly greater benefit from the restructuring transaction and resultant distributions than would result from any other available transaction or the liquidation of the Company.

A critical element of the restructuring transaction for both the Company and the Purchaser are the issue of the Incentive Shares and the grants of the Purchaser RSUs to the Plus Products Management (including the Exempt Grantees) and the Plus Products Employees. As further detailed herein and in the Acquisition Agreement, such issuance and grants are conditional upon, among other things, the Plus Products Management and the Plus Products Employees continuing their employment with and continuing to provide services to the Plus Group (as defined in the Acquisition Agreement) or the Purchaser (or an Affiliate) through to the Closing Date, and being employed with or providing services to the Plus Group or the Purchaser (or an Affiliate) following the Closing Date.

The implementation of the Plan and the completion of the Plan and Acquisition Transaction will ensure the preservation and uninterrupted continuation of the Business under the ownership of the Purchaser.

2.3            Persons Affected by the Plan

The Plan will become effective on the Effective Date in accordance with the steps set out in article 6.2 hereof, and shall be binding on and enure to the benefit of the Company, the Noteholder Claimants, the Directors and Officers, the Existing Company Securities-holders, the Plus Products Management, the Plus Products Employees and all other Persons named or referred to in, or subject to, the Plan.

For clarity, in accordance with the steps set out in article 6.2 hereof, all Secured Debentures and Existing Company Securities shall be cancelled (on the Effective Date and Closing Date, respectively) and, except as expressly provided in this Plan, shall be deemed to be cancelled without compensation.

2.4            Unaffected Claims

The Plan does not affect Unaffected Claims. Persons with Unaffected Claims will not be entitled to vote on or receive any distributions under the Plan in respect of such Claims. Nothing in the Plan shall affect any of the Company’s rights and defences, both legal and equitable, with respect to any Unaffected Claim, including all rights with respect to legal and equitable defences or entitlements to set-offs and recoupments against such Claims.

The Company’s obligation to Persons with Unaffected Claims will be: (a) in the case of Claims in respect of any payments referred to in section 6(3) of the CCAA, paid in full within six months of the Effective Date; (b) paid in the ordinary course; or (c) otherwise satisfied pursuant to arrangements negotiated among the relevant parties with the approval of the Purchaser and the Monitor.

ARTICLE 3

CLASSIFICATION OF CREDITORS, VOTING CLAIMS AND RELATED MATTERS

3.1            Claims Process

The Claims Process shall be governed by the Claims Process Order and any other applicable Order. Where there is any inconsistency between the terms of the Plan and any Order relating to the Claims Process, the terms of the Claims Process Order will govern, except that the Plan will govern with respect to the definition of “Unaffected Claims”.

3.2	Classes of Creditors

For purposes of voting on the Plan, there will be only one class of creditors, being the Class.

3.3	Meeting

The Meeting shall be convened on the Meeting Date, as set out in the Meeting Order, and held in accordance with the CCAA, the Meeting Order and the Plan. At the Meeting, the Debenture Trustee, as agent for all Noteholders, shall, whether in person or by proxy, vote on the Resolution in accordance with the Noteholder Claimant Vote.

The only Persons entitled to attend the Meeting are: (a) the Debenture Trustee and its legal counsel; (b) the Company and its legal counsel and advisors; (c) the Directors and Officers and their legal counsel and advisors; (d) the Monitor and its legal counsel; and (e) the Purchaser and its legal counsel and advisors. Any other Person may be admitted only on invitation of the chair of the Meeting.

3.4	Noteholder Claimant Vote

By way of the Noteholder Claimant Vote, the Noteholder Claimants may vote on whether to approve the Resolution. Each Noteholder Claimant shall be entitled to one vote, which vote shall have a value equal to the dollar value of its Noteholder Claimant Claim.

3.5	Parties Not Entitled to Vote

Only Noteholder Claimants are entitled to vote in the Noteholder Claimant Vote. For clarity, neither Persons having Unaffected Claims nor Existing Company Securities-holders are entitled to vote on the Plan by way of the Noteholder Claimant Vote, or otherwise, in respect of their Unaffected Claims or equity investment in the Company.

3.6	Fractions

Voting Noteholder Claimant Claims shall not include fractional numbers and all fractional numbers shall be rounded down to the nearest whole dollar amount without compensation.

3.7	Approval by Required Majority

The Debenture Trustee shall record and tabulate all votes cast by the Voting Noteholder Claimants by way of the Noteholder Claimant Vote. In order to be approved, the Resolution must receive an affirmative vote by the Required Majority of the Class.

3.8	Assignment of Noteholder Claimant Claims

A Noteholder Claimant may not transfer or assign its Noteholder Claimant Claim, in whole or in part, between the Broadridge Search Date and the Meeting Date.

ARTICLE 4

DISTRIBUTIONS AND PAYMENTS

4.1	Distributions to Noteholder Claimants

As soon as practicable and by no later than five Business Days after the grant of the Sanction Order: (a) the Monitor published a copy of the Noteholder Claimant Election Form to the Monitor’s Website; and (b) the Debenture Trustee caused the Noteholder Claimant Election Form to be delivered to the Noteholder Claimants.

Noteholder Claimants that wish to make the Noteholder Claimant Election, or that wish to revise a prior Noteholder Claimant Election, must deliver a duly completed and executed Noteholder Claimant Election Form to the Monitor by email to: ca_plusproducts@pwc.com such that it is received by the Monitor prior to the Noteholder Claimant Election Form Deadline.

On or before March 29, 2022: (a) the Monitor shall publish a copy of the Noteholder Claimant

Election Revocation Form to the Monitor’s Website; and (b) the Debenture Trustee shall cause the Noteholder Claimant Election Revocation Form to be delivered to the Noteholder Claimants.

Noteholder Claimants that wish to revoke prior Noteholder Claimant Elections must deliver a duly completed and executed Noteholder Claimant Election Revocation Form to the Monitor by email to: ca_plusproducts@pwc.com such that it is received by the Monitor prior to the Noteholder Claimant Election Form Deadline.

Noteholder Claimants that do not deliver Noteholder Claimant Election Forms to the Monitor prior to the Noteholder Claimant Election Form Deadline, or that previously made the Noteholder Claimant Election and do deliver Noteholder Claimant Election Revocation Forms prior to the Noteholder Claimant Election Form Deadline, shall receive Purchaser Notes as set forth below.

As soon as practicable after the Noteholder Claimant Election Form Deadline, the Monitor shall advise the Purchaser of the number and face value of Alternate Purchaser Notes to be issued in accordance with the Noteholder Claimant Elections and the Acquisition Agreement.

On the Distribution Date, the Purchaser and the Debenture Trustee shall cause the Purchaser Notes and the Alternate Purchaser Notes to be issued to the Noteholder Claimants, such that each Noteholder Claimant will receive Purchaser Notes, or Purchaser Notes and Alternate Purchaser Notes, as applicable, in number and value equal to that of their Noteholder Claimant Claim.

The payments and distributions in this section shall be in full and final settlement and satisfaction of the Noteholder Claimant Claims.

4.2	Taxes

In connection with the Plan and all distributions hereunder, the Company shall, to the extent applicable, comply with all Tax withholding and reporting requirements imposed by any law of a federal, state, provincial, local, or foreign taxing authority, and all distributions hereunder shall be subject to, and made net of, any such withholding and reporting requirements. Notwithstanding any other provision of the Plan, each Person that is to receive a distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any Tax obligations imposed by any governmental entity, including income, withholding and other Tax obligations, on account of such distribution.

4.3	Undeliverable Distributions

If a distribution to an Existing Company Securities-holder or Noteholder Claimant is returned as undeliverable (each, an “Undeliverable Distribution”), no further delivery will be required unless and until the Monitor is notified in writing of such Person’s then current address. Any obligation to such Person relating to an Undeliverable Distribution will expire six months after the date of such distribution, after which date (the “Undeliverable Distribution Date”) any liability to such Person under the Plan will be forever barred, discharged, released and extinguished with prejudice and without compensation. Following the Undeliverable Distribution Date, neither the Company, the Monitor, or the Purchaser shall be liable to such Person, or any other Person for any damages related to the Undeliverable Distribution. No interest shall be payable in respect of an Undeliverable Distribution.

In the case of Undeliverable Distributions, following the Undeliverable Distribution Date, the applicable Purchaser Notes, Alternate Purchaser Notes or Purchaser Common Shares shall be deemed to be cancelled and shall be null and void.

4.4	Assignment of Claims Subsequent to the Meeting

After the Meeting Date, a Noteholder Claimant may transfer or assign the whole, but not part, of its Noteholder Claimant Claim, provided that the Monitor shall not be obliged to make distributions to any transferee or assignee of a Noteholder Claimant’s Claim or otherwise deal with such transferee or assignee as a Noteholder Claimant in respect thereof unless and until actual notice of the transfer or assignment, together with satisfactory evidence of such transfer or assignment, has been received by the Monitor prior to 5:00 p.m. on that day that is at least five Business Days prior to the Distribution Date. Upon transfer or assignment of a Noteholder Claimant Claim in accordance herewith, such transferee or assignee shall, for all purposes constitute a Noteholder Claimant and shall be bound by notices given and steps taken in respect of such Noteholder Claimant’s Claim. For greater certainty, the Company shall not recognize partial transfers or assignments of Noteholders Claimants Claims. A transferee or assignee of a Noteholder Claimants Claim shall not be entitled to set-off, apply, merge, consolidate, or combine any such Noteholder Claimants Claims assigned or transferred to it against or on account or in reduction of any amounts owing by such transferee or assignee to any of the Company.

4.5	Distributions to Existing Company Securities-holders, Plus Products Management and Plus Products Employees

In this section, capitalized terms used and not defined have the meanings ascribed to them in the Acquisition Agreement.

(a)	Purchaser Common Shares and Incentive Shares

On the Closing Date, following the distributions made to the Noteholder Claimants, the Purchaser and the Debenture Trustee shall cause the Purchaser Common Shares and the Incentive Shares to be distributed to the Existing Company Securities-holders and the Exempt Grantees, respectively, such that each will receive their pro rata share based on the number of Existing Company Securities held by such Persons as at the Effective Date.

(b)	Purchaser Earnout RSUs and Purchaser Incentive RSUs

On the Closing Date, the Purchaser Earnout RSUs and the Purchaser Incentive RSUs shall be awarded, RSU Agreements shall be entered into between the Purchaser and the grantees, the grantees shall pay any required withholding tax arising from the award of such RSUs, and such RSUs will be allocated to the Plus Products Management (including the Exempt Grantees, as applicable) pro rata based on the number of Existing Company Securities owned by each of the members of the Plus Products Management as at the Closing Date.

For clarity, the Exempt Grantees will receive Incentive Shares and Purchaser Earnout RSUs, but will not receive Purchaser Retention RSUs. Pursuant to section 2.5 of the Acquisition Agreement, if, by the Closing Date, the Purchaser is not reasonably satisfied that an Exempt Grantee is an accredited investor (as such term is defined in Rule 501(a) of the U.S. Securities Act), then such individual will not be issued Incentive Shares but instead will be granted an equivalent number of Purchaser Incentive RSUs.

Members of the Plus Products Management (including the Exempt Grantees, as applicable) are only entitled to be awarded the Purchaser Earnout RSUs and the Purchaser Incentive RSUs by the Purchaser if such member: (i) remains engaged as a full or part-time employee or consultant of the Plus Group or the Purchaser (or an Affiliate) and continues to provide services to the Plus Group or the Purchaser (or an Affiliate) up to the Closing Date; and (ii) continues to provide services to the Plus Group or the Purchaser (or an Affiliate), either as a full or part-time employee of or consultant to the Plus Group or the Purchaser (or an Affiliate), following the Closing Date.

(c)	Purchaser Retention RSUs

On the Closing Date, the Purchaser Retention RSUs shall be awarded, RSU Agreements shall be entered into between the Purchaser and the grantees, the grantees shall pay any required withholding tax arising from the award of such RSUs, and such Purchaser Retention RSUs will be allocated to certain employees and consultants of the Company as determined by the Plus Products Management and agreed by the Purchaser (collectively, the “Plus Products Employees”) in accordance with the provisions of the Acquisition Agreement.

The Plus Products Employee are only entitled to be awarded the Purchaser Retention RSUs by the Purchaser if such person: (i) remains engaged as a full or part-time employee or consultant of the Plus Group or the Purchaser (or an Affiliate) and continues to provide services to the Plus Group or the Purchaser (or an Affiliate) up to the Closing Date; and (ii) continues to provide services to the Plus Group or the Purchaser (or an Affiliate), either as a full or part-time employee of or consultant to the Plus Group or the Purchaser (or an Affiliate), following the Closing Date and through the applicable vesting period associated with such Purchaser Retention RSU.

4.6	Crown Priority Claims

As soon as practicable after the Effective Date, and within six months after the date of the ARSO, the Company shall pay in full to Her Majesty in Right of Canada or of a province all amounts that were outstanding at the Filing Date and are of a kind that could be subject to a demand under:

(a)	subsection 224(1.2) of the Income Tax Act;

(b)	any provision of the Canada Pension Plan or of the Employment Insurance Act that refers to subsection 224(1.2) of the Income Tax Act and provides for the collection of a contribution, as defined in the Canada Pension Plan, or an employee’s premium, or employer’s premium, as defined in the Employment Insurance Act, or a premium under Part VII.1 of that Act, and of any related interest, penalties or other amounts; or

(c)	any provision of provincial legislation that has a similar purpose to subsection 224(1.2) of the Income Tax Act, or that refers to that subsection, to the extent that it provides for the collection of a sum, and of any related interest, penalties or other amounts, where the sum:

(i)	has been withheld or deducted by a person from a payment to another person and is in respect of a tax similar in nature to the income tax imposed on individuals under the Income Tax Act; or

(ii)	is of the same nature as a contribution under the Canada Pension Plan if the province is a “province providing a comprehensive pension plan” as defined in subsection 3(1) of the Canada Pension Plan and the provincial legislation establishes a “provincial pension plan” as defined in that subsection.

ARTICLE 5

SANCTION ORDER, ARSO AND CONDITIONS TO PLAN IMPLEMENTATION

5.1	Application for Sanction Order and ARSO

On January 13, 2022, the Plan was approved by the Required Majority of the Class. On January 21, 2022, the Company obtained the Sanction Order.

The Company shall use all commercially reasonable efforts to obtain the ARSO on or before April 30, 2022. Subject to the ARSO being granted and the satisfaction or waiver by the Company of the Conditions Precedent, the Plan will be implemented by the Company as provided in article 6.2 hereof.

5.2	Effect of the ARSO

In addition to sanctioning the Plan, the ARSO to be sought by the Company shall, without limitation to any other terms that it may contain:

(a)	confirm that the Meeting was duly called and held in accordance with the Meeting Order;

(b)	declare that: (i) the Plan has been approved by the Required Majority of the Class in conformity with the CCAA; (ii) the Company has complied with the provisions of the CCAA and all Orders in all respects; (iii) the Court is satisfied that the Company has not done or purported to do anything that is not authorized by the CCAA; and (iv) the Plan and the transactions contemplated therein and effected thereby are procedurally and substantively fair and reasonable to all Persons affected by the Plan;

(c)	declare that, as at the Effective Time, the Plan and all associated steps, compromises, transactions, arrangements, assignments, releases and the restructuring effected thereby are approved, binding and effective as herein set out upon the Company, all Noteholder Claimants, the Existing Company Securities-holders and all other Persons affected by the Plan;

(d)	declare that the compromises, arrangements, discharges and the releases referred to in the Plan are approved and shall become binding and effective in accordance with the Plan;

(e)	compromise, discharge and release the Company from any and all Noteholder Claimant Claims and declare that the ability of any Person to proceed against the Company in respect of or relating to any such Noteholder Claimant Claims shall be forever discharged, extinguished, released and restrained, and all proceedings with respect to, in connection with or relating to such Noteholder Claimant Claims shall be permanently stayed against the Company, subject only to the right of Noteholder Claimants to receive distributions pursuant to the Plan in respect of their Noteholder Claimant Claims, and declare that all other releases provided for by the Plan shall be effective from and after the Effective Time;

(f)	declare that, on the Effective Date and the Closing Date (as applicable), the Plan Transactions shall be deemed to occur, including that the Secured Debentures and all Existing Company Securities (other than the New Share) shall be cancelled and shall be of no further force or effect;

(g)	authorize and direct the Company, after the Effective Date, to complete the Plan Transactions and the Acquisition Transaction, all without the need for any further approvals or actions on the part of the Directors and Officers or any other Persons;

(h)	authorize all Persons named in the Plan to perform their functions and fulfil their obligations under the Plan to facilitate the implementation of the Plan;

(i)	declare that all distributions to the Noteholder Claimants under the Plan are for the account of the Company and the fulfillment of the Company’s obligations under the Plan;

(j)	state that it shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act from the registration requirements imposed by that act as regarding the issuance of the Purchaser Notes, Alternate Purchaser Notes, and the Purchaser Common Shares under the Plan, and that the Court was advised prior to the ARSO hearing that the ARSO would be relied upon for such purpose;

(k)	direct the Monitor to file the Monitor’s Implementation Certificate in the CCAA Proceedings upon being advised by the Company and the Purchaser that: (i) the Plan Transactions and the Acquisition Transaction have been completed; (ii) the Purchaser Notes and Alternate Purchaser Notes have been issued to the Noteholder Claimants; and (iii) the Purchaser Common Shares and Incentive Shares have been issued to the Existing Company Securities-holders and Exempt Grantees, respectively, as contemplated by this Plan and the Acquisition Agreement;

(l)	authorize the Company to, after the Monitor’s Implementation Certificate has been filed, apply to dissolve the Company pursuant to Section 314 of the BC BCA;

(m)	declare that the Stay Period continues until the discharge of the Monitor; and

(n)	authorize and direct the Monitor to apply to the Court for its discharge.

5.3	Conditions Precedent to Plan Implementation

The implementation of this Plan is subject to the satisfaction or waiver of the following Conditions Precedent on or prior to the Effective Date:

(a)	the Acquisition Agreement shall have been executed by the Company and the Purchaser;

(b)	all conditions precedent to the Acquisition Agreement shall have been satisfied or waived in accordance therewith and the Purchaser shall thereupon be obligated to cause to be issued and delivered the Purchaser Notes and Alternate Purchaser Notes to the Noteholder Claimants and, on the Closing Date, the Purchaser Common Shares to the Existing Company Securities-holders, and to grant the Purchaser RSUs to the Plus Products Management and the Plus Products Employees;

(c)	the Company shall have funds sufficient to satisfy all Crown Priority Claims, as well as any obligations to professionals assisting with giving effect to the Plan Transactions up to and after the Effective Date;

(d)	the Plan shall have been approved by the Required Majority of the Class;

(e)	the Company shall have caused to be issued notice to the Noteholder Claimants and Existing Company Securities-holders, in a form and manner satisfactory to the Purchaser and the Monitor of: (i) the ARSO hearing, any Person’s right to appear thereat, and how to obtain more information about the ARSO hearing, including the materials filed in support thereof; and (ii) that the ARSO shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act from the registration requirements imposed by that act as regarding the issuance of the Purchaser Notes, Alternate Purchaser Notes, and the Purchaser Common Shares under the Plan;

(f)	the Plan shall have been approved and sanctioned by the Court, and the ARSO shall be in full force and effect and all applicable appeal periods in respect thereof shall have expired and any appeals therefrom shall have been finally disposed of by the applicable appellate court;

(g)	the Company shall have applied for and obtained a foreign recognition order from the 8th Judicial District Court, District of Nevada, formally recognizing the ARSO under applicable Nevada State bankruptcy legislation, being NRS 30.040 et. seq. (the “Recognition Order”); and

(h)	all definitive legal documentation contemplated by the Plan and the ARSO, and necessary to complete the Plan Transactions, shall have been finalized, executed and held in escrow for release on the Effective Date.

Any Condition Precedent other than: (a) any statutory requirements regarding the voting, approval and sanctioning of the Plan, pursuant to the provisions of the CCAA; and (b) the condition precedent set forth at article 5.3(e), may be waived by the Company with the written consent of the Purchaser. The Condition Precedent set forth at article 5.3(g) shall only be capable of being be waived by the Purchaser in the event that it has not been satisfied on or prior to the date that is 45 calendar days after the date of the Sanction Order.

5.4	Failure to Satisfy Conditions Precedent

If the Conditions Precedent are not satisfied or waived in accordance with article 5.3 hereof on or before April 30, 2022, or such later date as may be agreed to by the Company and the Purchaser, the Plan shall not be implemented and shall cease to have any further force or effect.

ARTICLE 6

RESTRUCTURING AND PLAN IMPLEMENTATION

6.1	Corporate and Other Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under the Plan involving corporate or other actions of the Company shall occur and be effective as of the Effective Time and shall be authorized and approved under the Plan and by the Court, where appropriate, as part of the ARSO, in all respects and for all purposes without any requirement of further action by any of the Directors and Officers or Existing Company Securities-holders. All necessary approvals to take actions, if required, shall be deemed to have been obtained from the board of directors of the Company.

6.2	Plan Transactions

On or prior to the Effective Date, all Conditions Precedent must be satisfied or waived in accordance with the Plan and the ARSO, and all actions, documents, agreements and funding necessary to implement all of the following transactions must be in place and be final and irrevocable prior to the Effective Date and shall then be held in escrow and shall be released without any further act or formality, and no other act or formality shall be required.

On the Effective Date:

(a)	the Company will complete the Acquisition Transaction, including the transfer of all Acquired Securities and the Net Intercompany Receivable to the Purchaser;

(b)	the Company shall issue the New Share to a current Director of the Company;

(c)	all Secured Debentures and shall be cancelled and shall be of no further force or effect, and the obligations of the Company thereunder or in any way related therewith shall be satisfied and discharged, without any return of capital and with no compensation or participation being provided or payable therefor, or in connection therewith (except as expressly provided in this Plan), and all certificates or documents formerly representing the Secured Debentures shall be deemed to be cancelled and shall be null and void;

(d)	the Intercompany Payables shall be set-off against the Intercompany Receivables, resulting in the Net Intercompany Receivable, and, accordingly, the Operating Subsidiaries shall each be deemed to have absolutely released and discharged the Company for and from any and all obligations of the Company in respect of the Intercompany Payables; and

(a)	all definitive legal documentation contemplated by the Plan and the ARSO, and necessary to complete the Plan Transactions, shall have been finalized, executed and will be released from escrow.

On the Closing Date, the Existing Company Securities (except for the New Share), shall be cancelled and shall be of no further force or effect, and the obligations of the Company thereunder or in any way related therewith shall be satisfied and discharged, without any return of capital and with no compensation or participation being provided or payable therefor, or in connection therewith (except as expressly provided in this Plan), and all certificates or documents formerly representing the Existing Company Securities shall be deemed to be cancelled and shall be null and void.

Notwithstanding anything to the contrary herein, after the Effective Date, the Company shall take such steps as are necessary to record, document and give effect to the Plan Transactions.

ARTICLE 7

EFFECT OF PLAN

7.1	Binding Effect of the Plan

The Plan (including, without limitation, the releases and injunctions contained herein), upon being sanctioned and approved by the Court pursuant to the ARSO, shall be binding as of the Effective Time on all Persons irrespective of the jurisdiction in which the Persons reside or in which the Claims arose, and shall constitute:

(a)	full, final and absolute settlement of all rights of any Noteholder Claimant; and

(b)	an absolute release, extinguishment and discharge of all indebtedness, liabilities and obligations of or in respect of any Noteholder Claimant Claim.

7.2	Released Parties

From and after the Effective Time, each of the Released Parties shall be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including any Person who may claim contribution or indemnification against or from the Released Parties) may be entitled to assert, including any and all Claims in respect of statutory liabilities of Directors and Officers, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time relating to, arising out of or in connection with any Claim, including any Claim arising out of (a) the restructuring, disclaimer, resiliation, breach or termination of any contract, lease, agreement or other arrangement, whether written or oral, entered into by the Company; (b) the Plan; (c) the Plan Transaction and any other transaction referenced in and relating to the Plan; and (d) the CCAA Proceedings (collectively, the “Released Matters”).

From and after the Effective Time, all Persons, along with their respective affiliates, present and former officers, directors, employees, associated individuals, auditors, financial advisors, legal counsel, other professionals, sureties, insurers, indemnities, agents, dependants, heirs, representatives and assigns, as applicable, are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Time, with respect to claims against the Released Parties in respect of the Released Matters, from:

(a)	commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against any of the Released Parties;

(b)	enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against any of the Released Parties or their property;

(c)	commencing, conducting or continuing in any manner, directly or indirectly, any action, suits or demands, including without limitation by way of contribution or indemnity or other relief, in common law, or in equity, breach of trust or breach of fiduciary duty or under the provisions of any statute or regulation, or other proceedings of any nature or kind whatsoever (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against any Person who, as a result, makes or might reasonably be expected to make a claim, in any manner or forum, against any of the Released Parties;

(d)	creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind; or

(e)	taking any actions to interfere with the implementation or consummation of this Plan or the transactions contemplated therein.

7.3	Claims Not Released

For clarity, nothing in articles 7.1 or 7.2 shall release or discharge:

(a)	the Company from or in respect of any Unaffected Claim or its obligations to Noteholder Claimants under the Plan or under any Order; and

(b)	a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct or to have been grossly negligent or, in the case of the Directors, in respect of any claim referred to in section 5.1(2) of the CCAA.

7.4	Consents, Waivers and Agreements at the Effective Time

At the Effective Time, each Noteholder Claimant will be deemed to have consented and agreed to all of the provisions of the Plan, in its entirety. Without limitation to the foregoing, each Noteholder Claimant will be deemed:

(a)	to have executed and delivered to the Company all consents, assignments, releases and waivers, statutory or otherwise, required to implement and carry out the Plan in its entirety;

(b)	to have waived any default by or rescinded any demand for payment against the Company that has occurred on or prior to the Effective Date;

(c)	to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Noteholder Claimant and the Company with respect to a Noteholder Claimant Claim as at the Effective Date and the provisions of the Plan, then the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement are amended accordingly; and

(d)	from and after the Effective Time, such Noteholder Claimant shall be deemed to have waived any and all defaults of the Company then existing or previously committed or caused by the Company, directly or indirectly, or non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, express or implied, in any contract, credit document, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Noteholder Claimant and the Company arising from the CCAA Proceedings or the transactions contemplated by the Plan and the failure by the Company to receive any consent from such Noteholder Claimant to any transaction contemplated by the Plan and any and all notices of default and demands for payment under any instrument, including any guarantee arising from such default, shall be deemed to have been rescinded.

ARTICLE 8

GENERAL

8.1	Amendments to the Plan

Before the Meeting Time, with the prior express consent of the Purchaser, the Company may at any time and from time to time, amend the Plan by written instrument and the Monitor shall post such amendment on the Website.

After the Meeting, with the prior written consent of the Purchaser, the Company may at any time and from time to time amend the Plan:

(a)	without an Order if, in the opinion of the Monitor, such amendment would not be materially prejudicial to the interests of the Noteholder Claimants under the Plan or is necessary to give effect to the full intent of the Plan or the Sanction Order; or

(b)	pursuant to an Order made on notice to all Persons potentially affected by such variation, amendment, modification or supplement.

8.2	Severability

If, prior to the Effective Time, any provision of the Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Company having the prior written consent of the Purchaser, may alter and interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of the Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.

8.3	Deeming Provisions

In the Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

8.4	Paramountcy

From and after the Effective Time, any conflict between the Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, bylaws of the Company, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Noteholder

Claimants and any of the Company as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of the Plan and the Sanction Order. Notwithstanding the foregoing, as between the Plan and the ARSO, the terms of the ARSO shall take precedence.

8.5	Set-Off

Subject to articles 3.8 and 4.4, the law of set-off applies to all Noteholder Claimant Claims.

8.6	Responsibilities of the Monitor

The Monitor is acting in its capacity as monitor of the Company in the CCAA Proceedings and not in its personal capacity and shall not be responsible or liable for any obligations of the Company under the Plan, including with respect to the making of distributions or the receipt of any distribution by a Noteholder Claimant pursuant to the Plan. The Monitor will have the powers and protections granted to it by the Plan, the CCAA and any Orders.

8.7	Different Capacities

Persons who are affected by the Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, a Person will be entitled to participate hereunder in each such capacity in accordance with the Meeting Order. Any action taken by a Person in one capacity will not affect such Person in any other capacity, unless otherwise provided in the Meeting Order, or unless expressly agreed by the Person in writing.

8.8	Further Assurances

At the request of the Monitor, the Company or the Purchaser, each of the Persons named or referred to in, or subject to, the Plan will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of the Plan and to give effect to the transactions contemplated herein, including the Plan Transaction, notwithstanding any provision of the Plan that deems any transaction or event to occur without further formality.

8.9	Governing Law

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.10	Notices

Except as otherwise provided for in the Meeting Order, any other notice or other communication to be delivered or filed hereunder must be in writing and reference the Plan and may, subject as hereinafter provided, be made or given by personal delivery, ordinary mail, facsimile or by e-mail (scanned copy) addressed to the respective parties as follows:

(a)	if to the Company:

340 S. Lemon Avenue #9392

Walnut, CA 91789

Attention: Jake Heimark

Email: jake@plusproducts.com

With a copy to:

Fasken Martineau DuMoulin LLP

Suite 2900, 550 Burrard Street

Vancouver, British Columbia V6C 3A8

Attention: Kibben Jackson and Glen Nesbitt

Email:         kjackson@fasken.com; gnesbitt@fasken.com

(b)	if to the Monitor:

PricewaterhouseCoopers Inc., in its capacity as court-appointed monitor of the Company

Suite 1400, 250 Howe Street

Vancouver, British Columbia, V6C 3S7

Attention: Michelle Grant and Claire Wheldon

Email:         michelle.grant@pwc.com; claire.wheldon@pwc.com

With a copy to:

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, British Columbia V7X 1L3

Attention: Peter Rubin and Peter Bychawski

Email:         peter.rubin@blakes.com; peter.bychawski@blakes.com

or to such other address as any party may from time to time notify the others in accordance with this section. All such communications that are delivered will be deemed to have been received on the day of delivery. All such communications that are sent by facsimile or e-mail (scanned copy) will be deemed to be received on the day sent if sent before 5:00 p.m. on a Business Day and otherwise will be deemed to be received on the Business Day next following the day upon which such facsimile or e-mail (scanned copy) was sent. Any notice or other communication sent by mail will be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by the Company to give a notice contemplated hereunder will not invalidate any action taken by any Person pursuant to the Plan. For clarity, any notice or communication in respect of a notice of dispute of claim filed with the Monitor must be delivered to the Monitor in accordance with the Claims Process Order.

DATED at the City of Woodside, in the State of California, this 25th day of March, 2022.

Plus Products Inc.

Per:	/s/ Jake Heimark
Jake Heimark

SCHEDULE "B" TO MEETING ORDER

Plan

No. S-218089

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT,

R.S.C. 1985, c. C-36, AS AMENDED

AND

IN THE MATTER OF PLUS PRODUCTS INC.

PETITIONER

PLAN OF COMPROMISE, ARRANGEMENT AND REORGANIZATION

DECEMBER 17, 2021

TABLE OF CONTENTS

ARTICLE l INTERPRETATION		1
1.1	Definitions	1
1.2	Construction	7
1 .3	Interest	8
ARTICLE 2 PURPOSE, EFFECT OF PLAN AND OPERATIONS		8
2.1	Purpose of Plan	8
2.2	Overview of Plan	8
2.3	Persons Affected by the Plan	9
2.4	Unaffected Claims	9
ARTICLE 3 CLASSIFICATION OF CREDITORS, VOTING CLAIMS AND RELATED MATTERS		10
3.1	Claims Process	10
3.2	Classes of Creditors	10
3.3	Meeting	10
3.4	Noteholder Claimant Vote	10
3.5	Parties Not Entitled to Vote	10
3.6	Fractions	10
3.7	Approval by Required Majority	11
3.8	Assignment of Noteholder Claimant Claims	11
ARTICLE 4 DISTRIBUTIONS AND PAYMENTS		11
4.1	Distributions to Noteholder Claimants	11
4.2	Taxes	11
4.3	Undeliverable Distributions	11
4.4	Assignment of Claims Subsequent to the Meeting	12
4.5	Distributions to Existing Company Securities-holders, Plus Products Management and Plus Products Employees	12
4.6	Crown Priority Claims	13
ARTICLE 5 SANCTION ORDER AND CONDITIONS TO PLAN IMPLEMENTATION		14
5.1	Application for Sanction Order	14
5.2	Effect of the Sanction Order	14
5.3	Conditions Precedent to Plan Implementation	15
5.4	Failure to Satisfy Conditions Precedent	16
ARTICLE 6 RESTRUCTURING AND PLAN IMPLEMENTATION		16
6.1	Corporate and Other Authorizations	16
6.2	Plan Transactions	17
ARTICLE 7 EFFECT OF PLAN		17
7.1	Binding Effect of the Plan	17
7.2	Released Parties	18
7.3	Claims Not Released	19
7.4	Consents, Waivers and Agreements at the Effective Time	19

- ii -

ARTICLE 8 GENERAL		20
8.1	Amendments to the Plan	20
8.2	Severability	20
8.3	Deeming Provisions	20
8.4	Paramountcy	20
8.5	Set-Off	20
8.6	Responsibilities of the Monitor	21
8.7	Different Capacities	21
8.8	Further Assurances	21
8.9	Governing Law	21
8.10	Notices	21

PLAN OF COMPROMISE, ARRANGEMENT AND REORGANIZATION

This is the plan of compromise, arrangement and reorganization of the Company (as defined herein) made pursuant to the Companies' Creditors Arrangement Act.

ARTICLE 1

INTERPRETATION

1.1           Definitions

In the Plan, unless otherwise stated or the context otherwise requires:

"Acquired Securities" has the meaning attributed to it at section 1.1(d) of the Acquisition Agreement.

"Acquisition Agreement" means the acquisition agreement between the Purchaser and the Company pursuant to which, among other things, the Purchaser will purchase the Acquired Securities.

"Acquisition Transactions" means the transactions contemplated by the Acquisition Agreement.

"Administration Charge" means the charge provided for at paragraph 30 of the ARIO, securing the fees and disbursements of the Monitor, counsel to the Monitor and counsel to the Company.

"ARIO" means the Amended and Restated Initial Order granted by the Court in the CCAA Proceedings on September 22, 2021.

"Broadridge Search" means the search conducted by Broadridge Financial Solutions Inc. of the CDS, which shall identify: (a) all Noteholders that hold Secured Debentures through the CDS; and (b) the value of each such Noteholder's Claim.

"Broadridge Search Date" means the date on which the Debenture Trustee receives the Broadridge Search.

"Business" means the ordinary and going concern business of the Company and the Operating Subsidiaries.

"Business Day" means a day, other than a Saturday, Sunday or a statutory holiday, on which banks are generally open for business in Vancouver, British Columbia.

"CCAA" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended.

"CCAA Charges" means, collectively, the Administration Charge, the Intercompany Charge and the D&O Charge.

"CCAA Proceedings" means the proceedings commenced by the Company under the CCAA on the Filing Date in Supreme Court of British Columbia Action No. S-218089, Vancouver Registry.

"CDS" means CDS Clearing and Depository Services Inc.

"Claim" means: (a) any right or claim that is provable under the Bankruptcy and Insolvency Act of any Person where such right or claim was in existence on the Filing Date, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind whatsoever of the Company, and any accrued interest thereon and costs payable in respect thereof up to and including the Filing Date, whether or not such right or claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, including the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, which indebtedness, liability or obligation is based in whole or in part on facts which existed prior to the Filing Date, and includes Tax Claims and any other claims that would have been claims provable in bankruptcy had the Company become bankrupt on the Filing Date; and (b) any right or claim of any Person against one or more of the Directors or Officers that relates to a Claim described in paragraph (a) of this definition howsoever arising for which one or more of the Directors or Officers are by statute or otherwise by law liable to pay in their capacity as a Director or Officer or in any other capacity.

"Claims Process" means the process established by the Claims Process Order for determining the validity and quantum of Claims, including for voting and distribution purposes under the Plan.

"Claims Process Order" means the Order made on September 22, 2021 establishing the Claims Process, as such Order may be amended and supplemented from time to time.

"Class" means, collectively, the Noteholder Claimants, which shall comprise a class for the purposes of consideration and voting upon the Resolution.

"Company" means Plus Products Inc.

"Company Common Shares" means any and all Common shares in the capital of the Company issued and outstanding, including all classes thereof.

"Conditions Precedent" means those conditions precedent to the implementation of the Plan as set forth in article 5.3 hereof.

"Consideration" means the Purchaser Notes and the Purchaser Securities, being the total consideration to be paid by the Purchaser to the Company pursuant to the Acquisition Agreement.

"Court" means the Supreme Court of British Columbia.

"Crown Priority Claims" means those amounts as described in article 4.6 hereof.

"D&O Charge" means the charge in favour of the Directors and Officers provided for at paragraph 21 of the ARIO, securing the Company's indemnity obligations to the Directors and Officers as set forth in the ARIO.

"Debenture Trustee" means Odyssey Trust Company, in its capacity as trustee of the holders of the Secured Debentures.

"Directors" means, collectively, all current and former directors of the Company.

"Distribution Date" means that date that is five Business Days after the Effective Date or such earlier date as may be determined by the Company with the consent of the Monitor.

"Effective Date" means the Business Day on which the Company confirms to the Monitor in writing that each of the Conditions Precedent have been satisfied or waived.

"Effective Time" means 5:00 p.m. (Vancouver time) on the Effective Date.

"Existing Company Securities" means the Company Common Shares, and any and all restricted stock units, options and warrants issued by the Company to acquire any of the Company Common Shares, and any other document, instrument or writing of the Company commonly knowns as a security.

"Existing Company Securities-holders" means those Persons holding a beneficial interest in any Existing Company Securities.

"Filing Date" means September 13, 2021.

"Indenture" means the indenture among the Company and the Debenture Trustee dated February 28, 2019, as amended by the Supplemental Indenture.

"Initial Order" means the Order granted by the Court in the CCAA Proceedings on September 13, 2021.

"Intercompany Charge" means the charge provided for at paragraph 32 of the ARIO, securing the obligations of the Company to the Operating Subsidiaries as set forth in the ARIO.

"Intercompany Claim" means any claim of any one of the Operating Subsidiaries arising in respect of an Intercompany Payable.

"Intercompany Payables" means any amount owing by the Company to any of the Operating Subsidiaries, including any obligations incurred after the Filing Date in order to finance the continuation of the Business or the preservation of the Property (as defined in the ARIO), which obligations may include payments by any one of the Operating Subsidiaries in respect of obligations incurred by the Company.

"Intercompany Receivables" means any amount owing to the Company by any of the Operating Subsidiaries, including any obligations incurred after the Filing Date.

"Meeting" means the meeting to be called, convened and conducted in accordance with the Plan and the Meeting Order at which the Debenture Trustee, as agent of the Noteholder Claimants, will vote on the Resolution in accordance with the Noteholder Claimant Vote.

"Meeting Date" means the date of the Meeting as set out in the Meeting Order.

"Meeting Order" means an Order to be sought approving the Acquisition Agreement, establishing the Class for the purposes of this Plan and for voting purposes, and directing the calling and holding of the Noteholder Claimant Vote and the Meeting, as such Order may be amended and supplemented from time to time.

"Monitor" means PricewaterhouseCoopers Inc., in its capacity as the Court-appointed monitor of the Company appointed pursuant to the Initial Order.

"Monitor's Implementation Certificate" means a certificate to be filed by the Monitor in the CCAA Proceedings confirming that the Plan Transactions and the Acquisition Transactions have completed and that the Plan has been implemented in accordance with its terms.

"Noteholder" means a Person that holds a Secured Debenture.

"Noteholder Claimant" means any and all Noteholders that are Noteholders as at the Broadridge Search Date.

"Noteholder Claimant Claim" means a Claim of a Noteholder Claimant, as finally determined for distribution purposes in accordance with the Claims Process Order and any other applicable Order.

"Noteholder Claimant Vote" means the process through which the Noteholder Claimants may vote on the Resolution, as set forth in the Meeting Order.

"Officers" means, collectively, all current and former officers of the Company.

"Operating Subsidiaries" means, collectively: PPH; Carberry LLC, a limited liability company existing under laws of the State of California; Josiah Distribution LLC, a limited liability company existing under the laws of the State of California; Uplift Services LLC, a limited liability company existing under the laws of the State of California; Plus Products Nevada LLC, a limited liability company existing under the laws of the State of Nevada; Plus Products Wonders LLC, a limited liability company existing under the laws of the State of Nevada; and Plus Products Services LLC, a limited liability company existing under the laws of the State of Nevada.

"Order" means an order of the Court made in the CCAA Proceedings.

"Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

"Plan" means this plan of compromise and arrangement filed by the Company pursuant to the CCAA, including any Schedules hereto, as may be amended, varied or supplemented hereafter in accordance with the terms hereof, or made at the direction of the Court in accordance with the Meeting Order.

"Plan Transactions" means those transaction to be implemented and completed as described in article 6.2 hereof.

"Plus Products Employees" has the meaning set forth in article 4.5(c) hereof.

"Plus Products Management" means the directors, management, and certain key employees of the Company, as set forth at Schedule "C" of the Acquisition Agreement.

"Post-Filing Claim" means any indebtedness, liability or obligation of the Company of any kind that arises after the Filing Date.

"PPH" means Plus Products Holdings Inc., a corporation existing under the laws of the State of Nevada.

"Purchaser" means Glass House Brands Inc., or its nominee(s).

"Purchaser Common Shares" means 2,102,654 common shares in the capital of the Purchaser.

"Purchaser Earnout RSUs" means 1,300,000 additional restricted stock units in the capital of the Purchaser, each having terms to be agreed upon between the Company and the Purchaser and acceptable to the Monitor, all acting reasonably.

"Purchaser incentive RSUs" means 253,426 additional restricted stock units in the capital of the Purchaser, each having terms to be agreed upon between the Company and the Purchaser and acceptable to the Monitor, all acting reasonably.

"Purchaser Notes" means 20,005 unsecured convertible debenture notes, each having substantially the terms and conditions set forth in Schedule "D" to the Acquisition Agreement, having an aggregate face value of $20,504,850.96 (representing 100% of the principal value and accrued interest of the Secured Debentures as of the Filing Date).

"Purchaser RSUs" means, collective, the Purchaser Earnout RSUs, the Purchaser Incentive RSUs, and the Purchaser Retention RSUs.

"Purchaser Retention RSUs" means 450,000 additional restricted stock units in the capital of the Purchaser, each having terms to be agreed upon between the Company and the Purchaser and acceptable to the Monitor, all acting reasonably.

"Purchaser Securities" means, collectively, the Purchaser Common Shares and the Purchaser RSUs.

"Recognition Order" has the meaning set forth in article 5.3(f) hereof.

"Released Matters" has the meaning set forth in article 7.2 hereof.

"Released Parties" means, collectively, and in their capacities as such: (a) the Company; (b) the Directors and Officers; (c) legal counsel to the Company; (d) the Monitor and its legal counsel; (e) the Purchaser; and (f) legal counsel to the Purchaser.

"Required Majority" means that number of Voting Noteholder Claimants representing a majority in number of the Voting Noteholder Claimants, and whose Voting Noteholder Claimant Claims represent at least two-thirds in value of the Voting Noteholder Claimant Claims validly voting in favour of the Resolution in accordance with the Noteholder Claimant Vote.

"Resolution" means the resolution to approve the Plan and the transactions contemplated thereby and which will be voted on by the Class (i.e. the Noteholder Claimants) by way of the Noteholder Claimant Vote.

"Sanction Order" means an Order to be made under the CCAA that, among other things, sanctions, authorizes and approves, and directs the Company to implement and complete the Plan, the Acquisition Agreement, the Plan Transactions and the Acquisition Transactions.

"Secured Debentures" means the debentures issued under the Indenture, as amended by the Supplemental Indenture.

"Stay Period" has the meaning set out at paragraph 11 of the Initial Order, as amended from time to time by subsequent Orders.

"Supplemental Indenture" means the supplemental indenture among the Company and the Debenture Trustee dated February 25, 2021.

"Tax" or "Taxes" means any and all amounts subject to a withholding or remitting obligation and any and all taxes, duties, fees, and other governmental charges, duties, impositions and liabilities of any kind whatsoever whether or not assessed by the Taxing Authorities (including any Claims by any of the Taxing Authorities), including all interest, penalties, fines, fees, other charges and additions with respect to such amount.

"Tax Claim" means any Claim against the Company for any Taxes in respect of any taxation year or period ending on or prior to the Filing Date, and in any case where a taxation year or period commences on or prior to the Filing Date, for any Taxes in respect of or attributable to the portion of the taxation period commencing prior to the Filing Date and up to and including the Filing Date. For greater certainty, a Tax Claim shall include, without limitation, any and all Claims of any Taxing Authority in respect of transfer pricing adjustments and any Canadian or non-resident Tax related thereto.

"Taxing Authorities" means Her Majesty the Queen in right of Canada, Her Majesty the Queen in right of any province or territory of Canada, the Canada Revenue Agency and any similar revenue or taxing authority of any state, province, territory or other political subdivision in any other jurisdiction outside of Canada.

"Unaffected Claims" means all claims that are not Noteholder Claimant Claims, including any:

(a)	Claim of an employee of the Company for wages, including accrued vacation liabilities and severance or termination pay;

(b)	Claims secured by any of the CCAA Charges;

(c)	Claim that cannot be compromised due to the provisions of sections 5.1(2) and 19(2) of the CCAA;

(d)	Claims in respect of any payments referred to in sections 6(3), 6(5) and 6(6) of the CCAA;

(e)	Post-Filing Claim;

(f)	Intercompany Claim;

(g)	Tax Claim; and

(h)	Crown Priority Claim.

"Undeliverable Distributions" has the meaning set forth in article 4.3 hereof.

"Undeliverable Distribution Date" has the meaning set forth in article 4.3 hereof.

"Voting Noteholder Claimant" means any Noteholder Claimant that validly votes on the Resolution by way of the Noteholder Claimant Vote.

"Website" means https://www.pwc.co/ca/plusproducts.

1.2	Construction

In the Plan, unless otherwise stated or the context otherwise requires:

(a)	the division of the Plan into articles and sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation of the Plan;

(b)	the words "hereunder", "hereof', and similar expressions, refer to the Plan and not to any particular article, section or schedule and references to articles, sections and schedules are to articles and sections of, and schedules to the Plan;

(c)	words importing the singular include the plural and vice versa and words importing any gender include all genders;

(d)	the words "includes" and "including", and similar terms of inclusion shall not, unless expressly modified by the words only or solely, be construed as terms of limitation, but rather shall mean "includes without limitation", or "including without limitation", as applicable, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)	a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced, and includes any regulation made thereunder;

(f)	a reference to any agreement, indenture or other document is to that document as amended, supplemented, restated or replaced from time to time;

(g)	unless otherwise specified, all references to dollar amounts or to the symbol $ are references to Canadian dollars; and

(h)	unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Vancouver, British Columbia, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

1.3	Interest

Interest shall not accrue or be paid on any Noteholder Claimant Claims after the Filing Date, and no Noteholder Claimant Claims shall be entitled to interest accruing on or after the Filing Date.

ARTICLE 2

PURPOSE, EFFECT OF PLAN AND OPERATIONS

2.1	Purpose of Plan

The purpose of the Plan is to: (a) facilitate a restructuring transaction whereby, pursuant to this Plan and the Acquisition Agreement, the Purchaser will acquire all issued and outstanding shares of PPH (i.e. the Acquired Securities); (b) effect a compromise and settlement of all Noteholder Claimant Claims through the cancellation of the Secured Debentures and the distribution of the Purchaser Notes; and (c) effect a distribution of the Purchaser Common Shares and the Purchaser RSUs to the Existing Company Securities-holders, Plus Products Management, and the Plus Products Employees.

2.2	Overview of Plan

The Plan is to be implemented concurrently with the closing of the Acquisition Agreement. Pursuant to the Acquisition Agreement, the Purchaser is to acquire all issued and outstanding shares of stock in the capital of PPH (and more particularly, the Acquired Securities), in consideration for which the Purchaser will pay and deliver the Consideration to the Company for distribution to, among others, the Noteholder Claimants, the Existing Company Securities-holders, the Plus Products Management, and the Plus Products Employees, as set out herein.

Upon implementation of the Plan, the Noteholder Claimants will have released the Company of all Noteholder Claimant Claims, including Claims against the Directors and Officers for which they are liable by virtue of them being a Director and Officer, with the exception of Unaffected Claims.

As further detailed herein, Noteholder Claimants will receive Purchaser Notes equal to the full amounts of their Noteholder Claimant Claims. After satisfaction of the Noteholder Claimant Claims, the Purchaser Common Shares and the Purchaser RSUs will be distributed to the Existing Company Securities-holders, Plus Products Management, and the Plus Products Employees. Following the distributions to the Noteholder Claimants and the Existing Company Securities-holders, the Plan will have been implemented in accordance with its terms and the Monitor's Implementation Certificate will be filed.

The securities to be distributed under the Plan are to be provided by the Purchaser pursuant to the Acquisition Agreement, and distributions are to be made in accordance with the terms hereof. It is condition precedent to the Acquisition Agreement that this Plan be approved by the Required Majority and the Court in the CCAA Proceedings.

Absent the Consideration to be provided by the Purchaser pursuant to the Acquisition Agreement, there would be effectively no means by which to satisfy the Noteholder Claimant Claims. Accordingly, the Plan is premised on the expectation that affected stakeholders will derive a significantly greater benefit from the restructuring transaction and resultant distributions than would result from any other available transaction or the liquidation of the Company.

A critical element of the restructuring transaction for both the Company and the Purchaser is the distributions to the Plus Products Management. As further detailed herein and in the Acquisition Agreement, such distributions are conditional upon, among other things, the Plus Products Management continuing their employment with and continuing to provide services to the Plus Group (as defined in the Acquisition Agreement) through to the Effective Date.

The implementation of the Plan and the completion of the Plan and Acquisition Transactions will ensure the preservation and uninterrupted continuation of the Business under the ownership of the Purchaser.

2.3	Persons Affected by the Plan

The Plan will become effective on the Effective Date in accordance with the steps set out in article 6.2 hereof, and shall be binding on and enure to the benefit of the Company, the Noteholder Claimants, the Directors and Officers, the Existing Company Securities-holders, the Plus Products Management, the Plus Products Employees and all other Persons named or referred to in, or subject to, the Plan.

2.4	Unaffected Claims

The Plan does not affect Unaffected Claims. Persons with Unaffected Claims will not be entitled to vote on or receive any distributions under the Plan in respect of such Claims. Nothing in the Plan shall affect any of the Company's rights and defences, both legal and equitable, with respect to any Unaffected Claim, including all rights with respect to legal and equitable defences or entitlements to set-offs and recoupments against such Claims.

The Company's obligation to Persons with Unaffected Claims will be: (a) in the case of Claims in respect of any payments referred to in section 6(3) of the CCAA, paid in full within six months of the Effective Date; (b) paid in the ordinary course; or (c) otherwise satisfied pursuant to arrangements negotiated among the relevant parties with the approval of the Purchaser and the Monitor.

ARTICLE 3

CLASSIFICATION OF CREDITORS, VOTING CLAIMS AND RELATED MATTERS

3.1	Claims Process

The Claims Process shall be governed by the Claims Process Order and any other applicable Order. Where there is any inconsistency between the terms of the Plan and any Order relating to the Claims Process, the terms of the Claims Process Order will govern, except that the Plan will govern with respect to the definition of "Unaffected Claims".

3.2	Classes of Creditors

For purposes of voting on the Plan, there will be only one class of creditors, being the Class.

3.3	Meeting

The Meeting shall be convened on the Meeting Date, as set out in the Meeting Order, and held in accordance with the CCAA, the Meeting Order and the Plan. At the Meeting, the Debenture Trustee, as agent for all Noteholders, shall, whether in person or by proxy, vote on the Resolution in accordance with the Noteholder Claimant Vote.

The only Persons entitled to attend the Meeting are: (a) the Debenture Trustee and its legal counsel; (b) the Company and its legal counsel and advisors; (c) the Directors and Officers and their legal counsel and advisors; (d) the Monitor and its legal counsel; and (e) the Purchaser and its legal counsel and advisors. Any other Person may be admitted only on invitation of the chair of the Meeting.

3.4	Noteholder Claimant Vote

By way of the Noteholder Claimant Vote, the Noteholder Claimants may vote on whether to approve the Resolution. Each Noteholder Claimant shall be entitled to one vote, which vote shall have a value equal to the dollar value of its Noteholder Claimant Claim.

3.5	Parties Not Entitled to Vote

Only Noteholder Claimants shall be entitled to vote in the Noteholder Claimant Vote. For clarity, neither Persons having Unaffected Claims nor Existing Company Securities-holders shall be entitled to vote on the Plan by way of the Noteholder Claimant Vote, or otherwise, in respect of their Unaffected Claims or equity investment in the Company.

3.6	Fractions

Voting Noteholder Claimant Claims shall not include fractional numbers and shall be rounded down to the nearest whole dollar amount without compensation.

3.7	Approval by Required Majority

The Debenture Trustee shall record and tabulate all votes cast by the Voting Noteholder Claimants by way of the Noteholder Claimant Vote. In order to be approved, the Resolution must receive an affirmative vote by the Required Majority of the Class.

3.8	Assignment of Noteholder Claimant Claims

A Noteholder Claimant may not transfer or assign its Noteholder Claimant Claim, in whole or in part, between the Broadridge Search Date and the Meeting Date.

ARTICLE 4

DISTRIBUTIONS AND PAYMENTS

4.1	Distributions to Noteholder Claimants

On the Distribution Date, the Company shall deliver the Purchaser Notes to the Debenture Trustee. As soon as practicable thereafter, the Debenture Trustee shall distribute the Purchaser Notes to the Noteholder Claimants, such that each Noteholder Claimant will receive Purchaser Notes in number and value equal to that of each Noteholder Claimant's Claim.

The payments and distributions in this section shall be in full and final settlement and satisfaction of the Noteholder Claimant Claims.

4.2	Taxes

In connection with the Plan and all distributions hereunder, the Company shall, to the extent applicable, comply with all Tax withholding and reporting requirements imposed by any law of a federal, state, provincial, local, or foreign taxing authority, and all distributions hereunder shall be subject to, and made net of, any such withholding and reporting requirements. Notwithstanding any other provision of the Plan, each Person that is to receive a distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any Tax obligations imposed by any governmental entity, including income, withholding and other Tax obligations, on account of such distribution.

4.3	Undeliverable Distributions

If a distribution to an Existing Company Securities-holder or Noteholder Claimant is returned as undeliverable (each, an "Undeliverable Distribution"), no further delivery will be required unless and until the Monitor is notified in writing of such Person's then current address. Any obligation to such Person relating to an Undeliverable Distribution will expire six months after the date of such distribution, after which date (the "Undeliverable Distribution Date") any liability to such Person under the Plan will be forever barred, discharged, released and extinguished with prejudice and without compensation. Following the Undeliverable Distribution Date, neither the Company, the Monitor, or the Purchaser shall be liable to such Person, or any other Person for any damages related to the Undeliverable Distribution. No interest shall be payable in respect of an Undeliverable Distribution.

In the case of Undeliverable Distributions: (a) of Purchaser Common Shares to Existing Company-Securities Holders, after the Undeliverable Distribution Date, such Undeliverable Distributions shall be paid pro rata to the Plus Products Management based on the number of Existing Company Securities owned by each of the members of the Plus Products Management as at the Effective Date; or (b) of Purchaser Notes to Noteholder Claimants, after the Undeliverable Distribution Date, such Purchaser Notes shall be deemed to be cancelled and shall be null and void.

4.4            Assignment of Claims Subsequent to the Meeting

After the Meeting Date, a Noteholder Claimant may transfer or assign the whole, but not part, of its Noteholder Claimant Claim, provided that the Monitor shall not be obliged to make distributions to any transferee or assignee of a Noteholder Claimant's Claim or otherwise deal with such transferee or assignee as a Noteholder Claimant in respect thereof unless and until actual notice of the transfer or assignment,with together satisfactory evidence of such transfer or assignment, has been received by the Monitor prior to 5:00 p.m. on that day that is at least five Business Days prior to the Distribution Date. Upon transfer or assignment of a Noteholder Claimant Claim in accordance herewith, such transferee or assignee shall, for all purposes constitute a Noteholder Claimant and shall be bound by notices given and steps taken in respect of such Noteholder Claimant's Claim. For greater certainty, the Company shall not recognize partial transfers or assignments of Noteholders Claimants Claims. A transferee or assignee of a Noteholder Claimants Claim shall not be entitled to set-off, apply, merge, consolidate, or combine any such Noteholder Claimants Claims assigned or transferred to it against or on account or in reduction of any amounts owing by such transferee or assignee to any of the Company.

4.5            Distributions to Existing Company Securities-holders, Plus Products Management and Plus Products Employees

In this section, capitaiized terms used and not defined have the meanings ascribed to them in the Acquisition Agreement.

(a)    Purchaser Common Shares

As soon as practicable following the distributions made to the Noteholder Claimants, the Purchaser Common Shares shall be distributed by the Debenture Trustee to the Existing Company Securities-holders, such that each will receive their pro rata share based on the number of Existing Company Securities held by such Persons as at the Effective Date.

(b)    Purchaser Earnout RSUs and Purchaser Incentive RSUs

The Purchaser Earnout RSUs and the Purchaser Incentive RSUs shall be awarded and delivered to the Company on the Closing Date in connection with Closing, and each will be distributed to the Plus Products Management pro rata based on the number of Existing Company Securities owned by each of the members of the Plus Products Management, subject to the terms of such Purchaser Earnout RSUs and Purchaser Incentive RSUs as set forth under the Acquisition Agreement.

Members of the Plus Products Management are only entitled to receive their share of the Purchaser Incentive RSUs and Purchaser Earnout RSUs if such member remains engaged as a full or part-time employee or consultant by the Plus Group and continues to provide services to the Plus Group up to the Closing Date. In the event that any member of the Plus Products Management ceases to be engaged as a full or part-time employee or consultant by, or ceases to provide services to, the Plus Group up to the Closing Date or will not be engaged as a full or part-time employee or consultant by the Purchaser on the Closing Date, their allotment of Purchaser Incentive RSUs and Purchaser Earnout RSUs shall be distributed to the remaining members of the Plus Products Management, pro rata, as applicable.

(c)    Purchaser Retention RSUs

The Purchaser Retention RSUs shall be awarded and delivered to the Company on the Closing Date in connection with the Closing, and will be distributed in accordance with the provisions of the Acquisition Agreement to certain employees of the Company to be determined by Plus Products Management and agreed by the Purchaser (the "Plus Products Employees"), provided that such Plus Products Employees are only entitled to receive their share of the Purchaser Retention RSUs if such employee continues to provide services to the Plus Group up to the Closing Date and is employed by the Purchaser on and following the Closing Date and remains employees as of the third anniversary of the Closing Date, and subject to the terms of such Purchaser Retention RSUs.

4.6            Crown Priority Claims

As soon as practicable after the Effective Date, and within six months after the date of the Sanction Order, the Company shall pay in full to Her Majesty in Right of Canada or of a province all amounts that were outstanding at the Filing Date and are of a kind that could be subject to a demand under:

(a)	subsection 224(1.2) of the Income Tax Act;

(b)	any provision of the Canada Pension Plan or of the Employment Insurance Act that refers to subsection 224(1.2) of the Income Tax Act and provides for the collection of a contribution, as defined in the Canada Pension Plan, or an employee's premium, or employer's premium, as defined in the Employment Insurance Act, or a premium under Part VII.1 of that Act, and of any related interest, penalties or other amounts; or

(c)	any provision of provincial legislation that has a similar purpose to subsection 224(1.2) of the Income Tax Act, or that refers to that subsection, to the extent it provides for the collection of a sum, and of any related interest, penalties or other amounts, where the sum:

(i)	has been withheld or deducted by a person from a payment to another person and is in respect of a tax similar in nature to the income tax imposed on individuals under the Income Tax Act; or

(ii)	is of the same nature as a contribution under the Canada Pension Plan if the province is a "province providing a comprehensive pension plan" as defined in subsection 3(1) of the Canada Pension Plan and the provincial legislation establishes a "provincial pension plan" as defined in that subsection.

ARTICLE 5

SANCTION ORDER AND CONDITIONS TO PLAN IMPLEMENTATION

5.1           Application for Sanction Order

If the Plan is approved by the Required Majority of the Class, the Company shall, within 10 days of such approval, apply to the Court for the Sanction Order. The Company shall use all commercially reasonable efforts to obtain the Sanction Order on or before January 21, 2022. Subject to the Sanction Order being granted and the satisfaction or waiver by the Company of the Conditions Precedent, the Plan will be implemented by the Company as provided in article 6.2 hereof.

5.2            Effect of the Sanction Order

In addition to sanctioning the Plan, the Sanction Order to be sought by the Company shall, without limitation to any other terms that it may contain:

(a)	confirm that the Meeting was duly called and held in accordance with the Meeting Order;

(b)	declare that: (i) the Plan has been approved by the Required Majority of the Class in conformity with the CCAA; (ii) the Company has complied with the provisions of the CCAA and all Orders in all respects; (iii) the Court is satisfied that the Company has not done or purported to do anything that is not authorized by the CCAA; and (iv) the Plan and the transactions contemplated thereby are fair and reasonable;

(c)	declare that, as at the Effective Time, the Plan and all associated steps, compromises, transactions, arrangements, assignments, releases and the restructuring effected thereby are approved, binding and effective as herein set out upon the Company, all Noteholder Claimants, and all other Persons affected by the Plan;

(d)	declare that the compromises, arrangements, discharges and the releases referred to in the Plan are approved and shall become binding and effective in accordance with the Plan;

(e)	compromise, discharge and release the Company from any and all Noteholder Claimant Claims and declare that the ability of any Person to proceed against any of the Company in respect of or relating to any such Noteholder Claimant Claims shall be forever discharged, extinguished, released and restrained, and all proceedings with respect to, in connection with or relating to such Noteholder Claimant Claims shall be permanently stayed against the Company, subject only to the right of Noteholder Claimants to receive distributions pursuant to the Plan in respect of their Noteholder Claimant Claims, and declare that all other releases provided for by the Plan shall be effective from and after the Effective Time;

(f)	authorize and direct the Company, after the Effective Date, to complete the Plan Transactions and the Acquisition Transactions, all without the need for any further approvals or actions on the part of the Directors and Officers or any other Persons;

(g)	authorize all Persons named in the Plan to perform their functions and fulfil their obligations under the Plan to facilitate the implementation of the Plan;

(h)	declare that all distributions to the Noteholder Claimants under the Plan are for the account of the Company and the fulfillment of the Company's obligations under the Plan;

(i)	direct the Monitor to file the Monitor's Implementation Certificate in the CCAA Proceedings upon being advised by the Company and the Purchaser that: (i) the Plan Transactions and the Acquisition Transactions have been completed; (ii) the Purchaser Notes have been delivered to the Debenture Trustee for distribution to the Noteholder Claimants; (iii) the Purchaser Common Shares have been distributed to the Existing Company Securities-holders as contemplated by this Plan and the Acquisition Agreement; and (iv) the condition precedent to obtain the Recognition Order set forth at article 5.3(f) hereto, has been satisfied or waived;

(j)	authorize and direct the Monitor to, after filing the Monitor's Implementation Certificate and at such time as determined by the Company in its sole discretion, assign the Company into bankruptcy, with PricewaterhouseCoopers Inc. being appointed trustee of the bankrupt estate;

(k)	declare that the Stay Period continues until the discharge of the Monitor; and

(I)	authorize and direct the Monitor to apply to the Court for its discharge.

5.3           Conditions Precedent to Plan Implementation

The implementation of this Plan is subject to the satisfaction or waiver of the following Conditions Precedent on or prior to the Effective Date:

(a)	the Acquisition Agreement shall have been executed by the Company and the Purchaser;

(b)	all conditions precedent to the Acquisition Agreement shall have been satisfied or waived in accordance therewith and the Purchaser shall thereupon be obligated to deliver the Consideration to the Company upon the closing of the Acquisition Agreement;

(c)	the Company shall have funds sufficient to satisfy all Crown Priority Claims, as well as any obligations to professionals assisting with giving effect to the Plan Transactions up to and after the Effective Date;

(d)	the Plan shall have been approved by the Required Majority of the Class;

(e)	the Plan shall have been approved and sanctioned by the Court, and the Sanction Order shall be in full force and effect and all applicable appeal periods in respect thereof shall have expired and any appeals therefrom shall have been finally disposed of by the applicable appellate court;

(f)	the Company shall have applied for and obtained a foreign recognition order from the 8th Judicial District Court, District of Nevada, formally recognizing the Sanction Order under applicable Nevada State bankruptcy legislation, being NRS 30.040 et. seq. (the "Recognition Order"); and

(g)	all definitive legal documentation contemplated by the Plan and the Sanction Order, and necessary to complete the Plan Transactions, shall have been finalized, executed and held in escrow for release on the Effective Date.

Any Condition Precedent other than: (a) any statutory requirements regarding the voting, approval and sanctioning of the Plan pursuant to the provisions of the CCAA; and (b) the condition precedent set forth at article 5.3(f), may be waived by the Company with the written consent of the Purchaser. The Condition Precedent set forth at article 5.3(f) shall only be capable of being be waived by the Purchaser in the event that it has not been satisfied on or prior to the date that is 45 calendar days after the date of the Sanction Order.

5.4            Failure to Satisfy Conditions Precedent

If the Conditions Precedent are not satisfied or waived in accordance with article 5.3 hereof on or before February 28, 2022, or such later date as may be agreed to by the Company and the Purchaser, the Plan shall not be implemented and shall cease to have any further force or effect.

ARTICLE 6

RESTRUCTURING AND PLAN IMPLEMENTATION

6.1           Corporate and Other Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under the Plan involving corporate or other actions of the Company shall occur and be effective as of the Effective Time and shall be authorized and approved under the Plan and by the Court, where appropriate, as part of the Sanction Order, in all respects and for all purposes without any requirement of further action by any of the Directors and Officers or Existing Company Securities-holders. All necessary approvals to take actions, if required, shall be deemed to have been obtained from the board of directors of the Company.

6.2           Plan Transactions

On or prior to the Effective Date, all Conditions Precedent must be satisfied or waived in accordance with the Plan and the Sanction Order, and all actions, documents, agreements and funding necessary to implement all of the following transactions must be in place and be final and irrevocable prior to the Effective Date and shall then be held in escrow and shall be released without any further act or formality, and no other act or formality shall be required.

On the Effective Date:

(a)	the Company will complete the Acquisition Transactions, including that all Acquired Securities shall be transferred to and vest in the Purchaser;

(b)	all Secured Debentures shall be cancelled and shall be of no further force or effect, and the obligations of the Company thereunder or in any way related thereto shall be satisfied and discharged, with no compensation or participation being provided or payable therefor, or in connection therewith (except as expressly provided in this Plan), and all certificates or documents formerly representing the Secured Debentures shall be deemed to be cancelled and shall be null and void;

(c)	the Company and the Operating Subsidiaries, as applicable, shall each forgive and absolutely release and discharge the other for and from the Intercompany Receivables and the Intercompany Payables, and any and all obligations of each and the other in respect thereof; and

(d)	all definitive legal documentation contemplated by the Plan and the Sanction Order, and necessary to complete the Plan Transactions, shall have been finalized, executed and held in escrow for release on the Effective Date.

Notwithstanding anything to the contrary herein, after the Effective Date, the Company shall take such steps as are necessary to record, document and give effect to the Plan Transactions.

ARTICLE 7

EFFECT OF PLAN

7.1           Binding Effect of the Plan

The Plan (including, without limitation, the releases and injunctions contained herein), upon being sanctioned and approved by the Court pursuant to the Sanction Order shall be binding as of the Effective Time on all Persons irrespective of the jurisdiction in which the Persons reside or in which the Claims arose, and shall constitute:

(a)	full, final and absolute settlement of all rights of any Noteholder Claimant; and

(b)	an absolute release, extinguishment and discharge of all indebtedness, liabilities and obligations of or in respect of any Noteholder Claimant Claim.

7.2           Released Parties

From and after the Effective Time, each of the Released Parties shall be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including any Person who may claim contribution or indemnification against or from the Released Parties) may be entitled to assert, including any and all Claims in respect of statutory liabilities of Directors and Officers, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time relating to, arising out of or in connection with any Claim, including any Claim arising out of (a) the restructuring, disclaimer, resiliation, breach or termination of any contract, lease, agreement or other arrangement, whether written or oral, entered into by the Company; (b) the Plan; (c) the Plan Transaction and any other transaction referenced in and relating to the Plan; and ( d) the CCAA Proceedings (collectively, the "Released Matters").

From and after the Effective Time, all Persons, along with their respective affiliates, present and former officers, directors, employees, associated individuals, auditors, financial advisors, legal counsel, other professionals, sureties, insurers, indemnities, agents, dependants, heirs, representatives and assigns, as applicable, are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Time, with respect to claims against the Released Parties in respect of the Released Matters, from:

(a)	commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against any of the Released Parties;

(b)	enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against any of the Released Parties or their property;

(c)	commencing, conducting or continuing in any manner, directly or indirectly, any action, suits or demands, including without limitation by way of contribution or indemnity or other relief, in common law, or in equity, breach of trust or breach of fiduciary duty or under the provisions of any statute or regulation, or other proceedings of any nature or kind whatsoever (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against any Person who, as a result, makes or might reasonably be expected to make a claim, in any manner or forum, against any of the Released Parties;

(d)	creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind; or

(e)	taking any actions to interfere with the implementation or consummation of this Plan or the transactions contemplated therein.

7.3           Claims Not Released

For clarity, nothing in articles 7.1 or 7.2 shall release or discharge:

(a)	the Company from or in respect of any Unaffected Claim or its obligations to Noteholder Claimants under the Plan or under any Order; and

(b)	a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct or to have been grossly negligent or, in the case of the Directors, in respect of any claim referred to in section 5 .1 (2) of the CCAA.

7.4           Consents, Waivers and Agreements at the Effective Time

At the Effective Time, each Noteholder Claimant will be deemed to have consented and agreed to all of the provisions of the Plan, in its entirety. Without limitation to the foregoing, each Noteholder Claimant will be deemed:

(a)	to have executed and delivered to the Company all consents, assignments, releases and waivers, statutory or otherwise, required to implement and carry out the Plan in its entirety;

(b)	to have waived any default by or rescinded any demand for payment against the Company that has occurred on or prior to the Effective Date;

(c)	to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Noteholder Claimant and the Company with respect to a Noteholder Claimant Claim as at the Effective Date and the provisions of the Plan, then the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement are amended accordingly; and

(d)	from and after the Effective Time, such Noteholder Claimant shall be deemed to have waived any and all defaults of the Company then existing or previously committed or caused by the Company, directly or indirectly, or non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, express or implied, in any contract, credit document, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Noteholder Claimant and the Company arising from the CCAA Proceedings or the transactions contemplated by the Plan and the failure by the Company to receive any consent from such Noteholder Claimant to any transaction contemplated by the Plan and any and all notices of default and demands for payment under any instrument, including any guarantee arising from such default, shall be deemed to have been rescinded.

ARTICLE 8

GENERAL

8.1           Amendments to the Plan

Before the Meeting Materials Delivery Deadline, with the prior express consent of the Purchaser, the Company may at any time and from time to time, amend the Plan by written instrument and the Monitor shall post such amendment on the Website.

After the Meeting, with the prior written consent of the Purchaser, the Company may at any time and from time to time amend the Plan:

(a)	without an Order if, in the opinion of the Monitor, such amendment would not be materially prejudicial to the interests of the Noteholder Claimants under the Plan or is necessary to give effect to the full intent of the Plan or the Sanction Order; or

(b)	pursuant to an Order made on notice to all Persons potentially affected by such variation, amendment, modification or supplement.

8.2           Severability

If, prior to the Effective Time, any provision of the Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Company having the prior written consent of the Purchaser, may alter and interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of the Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.

8.3           Deeming Provisions

In the Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

8.4           Paramountcy

From and after the Effective Time, any conflict between the Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, bylaws of the Company, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Noteholder Claimants and any of the Company as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of the Plan and the Sanction Order. Notwithstanding the foregoing, as between the Plan and the Sanction Order, the terms of the Sanction Order shall take precedence.

8.5           Set-Off

Subject to articles 3.8 and 4.4, the law of set-off applies to all Noteholder Claimant Claims.

8.6           Responsibilities of the Monitor

The Monitor is acting in its capacity as monitor of the Company in the CCAA Proceedings and not in its personal capacity and shall not be responsible or liable for any obligations of the Company under the Plan, including with respect to the making of distributions or the receipt of any distribution by a Noteholder Claimant pursuant to the Plan. The Monitor will have the powers and protections granted to it by the Plan, the CCAA and any Orders.

8.7           Different Capacities

Persons who are affected by the Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, a Person will be entitled to participate hereunder in each such capacity in accordance with the Meeting Order. Any action taken by a Person in one capacity will not affect such Person in any other capacity, unless otherwise provided in the Meeting Order, or unless expressly agreed by the Person in writing.

8.8           Further Assurances

At the request of the Monitor, the Company or the Purchaser, each of the Persons named or referred to in, or subject to, the Plan will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of the Plan and to give effect to the transactions contemplated herein, including the Plan Transaction, notwithstanding any provision of the Plan that deems any transaction or event to occur without further formality.

8.9           Governing Law

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.10         Notices

Except as otherwise provided for in the Meeting Order, any other notice or other communication to be delivered or filed hereunder must be in writing and reference the Plan and may, subject as hereinafter provided, be made or given by personal delivery, ordinary mail, facsimile or by e-mail (scanned copy) addressed to the respective parties as follows:

(a)	if to the Company:

340 S. Lemon Avenue #9392
Walnut, CA 91789

Attention: Jake Heimark

Email: jake@plusproducts.com

With a copy to:

Fasken Martineau DuMoulin LLP

Suite 2900, 550 Burrard Street

Vancouver, British Columbia V6C 3A8

Attention: Kibben Jackson and Glen Nesbitt

Email:         kjackson@fasken.com: gnesbitt@fasken.com

(b)	if to the Monitor:

PricewaterhouseCoopers Inc., in its capacity as court-appointed monitor of the Company

Suite 1400, 250 Howe Street

Vancouver, British Columbia, V6C 3S7

Attention: Michelle Grant and Claire Wheldon

Email:         rnichelle.grant@pwc.com: claire.wheldon@pwc.com

With a copy to:

Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street

Vancouver, British Columbia V7X 1L3

Attention: Peter Rubin and Peter Bychawski

Email:         peter.rubin@blakes.com; peter.bychawski@blakes.com

or to such other address as any party may from time to time notify the others in accordance with this section. All such communications that are delivered will be deemed to have been received on the day of delivery. All such communications that are sent by facsimile or e-mail (scanned copy) will be deemed to be received on the day sent if sent before 5:00 p.m. on a Business Day and otherwise will be deemed to be received on the Business Day next following the day upon which such facsimile or e-mail (scanned copy) was sent. Any notice or other communication sent by mail will be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by the Company to give a notice contemplated hereunder will not invalidate any action taken by any Person pursuant to the Plan. For clarity, any notice or communication in respect of a notice of dispute of claim filed with the Monitor must be delivered to the Monitor in accordance with the Claims Process Order.

DATED at the City of woodside, in the State of California, this 17th day of December, 2021.

Plus Products Inc.

Per:	/s/ Jake Heimark
Jake Heimark

Schedule “C”

PLUS PRODUCTS MANAGEMENT

[REDACTED]

Schedule “D”

TERMS AND CONDITIONS - PURCHASER NOTES

The Purchaser Notes shall have a maturity date of April 15, 2027, and accrue interest at a rate of 8% per annum, payable semi-annually in arrears until maturity (or earlier redemption as applicable), payable in cash or payable by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, based on the 10 day VWAP of the Purchaser Common Shares ending five (5) trading days prior to the interest payment date.

The Purchaser Notes shall be redeemable, at the sole option of the Purchaser, in full or in part on a pro rata basis, and payable in cash or by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, at 100% of the principal value and interest value owing to the Noteholders (the “Purchaser Note Redemption Right”). The Purchaser shall be entitled to exercise the Purchaser Note Redemption Right at any time between the issue date and the maturity date of the Purchaser Notes, upon giving 30 days’ written notice of any such redemption to the Noteholders in accordance with the terms of the Purchaser Note Indenture. Any redemption payment of Purchaser Notes (including interest thereon) for Purchaser Common Shares shall be calculated based on the higher of: (i) the 10 day VWAP of the Purchaser Common Shares ending five (5) trading days prior to the redemption date, and (ii) C$4.08 (being the 10 day VWAP of the Purchaser Common Shares on the date of the Acquisition Agreement).

SCHEDULE “E”

TERMS AND CONDITIONS – ALTERNATE PURCHASER NOTES

The Alternate Purchaser Notes shall have a maturity date of April 15, 2027, and accrue interest at a rate of 8% per annum, payable semi-annually in arrears until maturity (or earlier redemption as applicable), payable in cash or payable by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, based on the 10 day VWAP of the Purchaser Common Shares ending five (5) trading days prior to the interest payment date.

The Alternate Purchaser Notes shall be redeemable, at the sole option of the Purchaser, in full or in part on a pro rata basis, and payable in cash or by the issuance of Purchaser Common Shares, or a combination of both, in the sole discretion of the Purchaser, at 100% of the principal value and interest value owing on such Purchaser Notes to the Noteholders (the “Alternate Purchaser Note Redemption Right”). The Purchaser shall be entitled to exercise the Alternate Purchaser Note Redemption Right at any time between the issue date and the maturity date of the Alternate Purchaser Notes, upon giving 30 days’ written notice of any such redemption to the Noteholders in accordance with the terms of the Purchaser Note Indenture. Any redemption payment of Alternate Purchaser Notes (including interest thereon) for Purchaser Common Shares shall be calculated based on the lower of: (1) the 10 day VWAP of the Purchaser Common Shares ending five trading days prior to the redemption date, and (2) US$10.00 per Purchaser Common Share (based on a United States to Canadian dollar conversion rate as determined by the Purchaser). Notwithstanding the foregoing, in the event the Trading Period Trigger (as defined below) occurs and the Purchaser exercises its Alternate Purchaser Note Redemption Right, any redemption payment for Purchaser Common Shares shall be calculated based on a value of US$10.00 per Purchaser Common Share.

During the term of the Alternate Purchaser Notes, in the event the Purchaser Common Shares achieve a closing price of US$10.00 per Purchaser Common Share on the Exchange over any period greater than or equal to twenty consecutive trading days (the “Trading Period Trigger”) each holder of Alternate Purchaser Notes shall then have the right to elect to convert all or a portion of their Alternate Purchaser Notes (including interest owing thereon) into Purchaser Common Shares, based on a conversion price of US$10.00 per Purchaser Common Share (the “Noteholder Conversion Right”). In order to exercise the Noteholder Conversion Right upon the Trading Period Trigger, a Noteholder must provide the Purchaser and the Trustee with written notice thereof, in accordance with the terms of the Purchaser Note Indenture.